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                                                     RULE NO. 424(b)(3)
                                                     REGISTRATION NO. 333-56985


                                UNITED ARTISTS [LOGO]

                               OFFER TO EXCHANGE

           FLOATING RATE SERIES B SENIOR SUBORDINATED NOTES DUE 2007
                         ($50,000,000 PRINCIPAL AMOUNT)
                           FOR ALL OF ITS OUTSTANDING

                FLOATING RATE SENIOR SUBORDINATED NOTES DUE 2007
                   ($50,000,000 PRINCIPAL AMOUNT OUTSTANDING)

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME
                    ON SEPTEMBER 11, 1998, UNLESS EXTENDED.

  United Artists Theatre Company (formerly known as Oscar I Corporation) (the "Company") hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus (this "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange up to an aggregate principal amount of $50,000,000 of its Floating Rate Series B Senior Subordinated Notes due 2007 (the "Exchange Notes"), which will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement of which this Prospectus is a part, for an equal principal amount of its outstanding Floating Rate Senior Subordinated Notes due 2007 (the "Notes" or the "Floating Rate Notes"), in integral multiples of $1,000. The Exchange Notes will be senior unsecured obligations of the Company and are substantially identical (including principal amount, interest rate, maturity and redemption rights) to the Notes for which they may be exchanged pursuant to this Exchange Offer, except that (i) the offering and sale of the Exchange Notes will have been registered under the Securities Act and (ii) holders of Exchange Notes will not be entitled to certain rights of holders under the Registration Rights Agreement of the Company dated as of April 21, 1998 relating to the Notes (the "Registration Rights Agreement").

  The Company is also offering to exchange its 9 3/4% Series B Senior Subordinated Notes due 2008 (the "Other Exchange Notes" or "Fixed Rate Exchange Notes") for its outstanding Fixed Rate Senior Subordinated Notes due 2007 (the "Other Notes" or "Fixed Rate Notes") by a separate Prospectus (the "Other Exchange Offer"). Consummation of neither exchange offer is conditioned upon consummation of the other.

  The Exchange Notes will be unsecured senior subordinated obligations of the Company, will rank pari passu with the Floating Rate Notes, the Fixed Rate Notes and the Fixed Rate Exchange Notes and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company, including Indebtedness (as defined) under the Senior Credit Facilities (as defined). At May 31, 1998, the Company and its subsidiaries had approximately $644.9 million of indebtedness (excluding trade payables) outstanding, consisting of $310.0 million of Senior Indebtedness of the Company (guaranteed by certain of the Company's subsidiaries), $59.9 million of other indebtedness of the Company's subsidiaries, $50.0 million representing the Notes and $225.0 million representing the Fixed Rate Notes. In addition, on May 31, 1998 the Company had additional delayed draw and revolving credit availability of $140.0 million under the Senior Credit Facilities, all of which would be Senior Indebtedness, if borrowed. Additional Senior Indebtedness may be incurred by the Company and additional indebtedness may be incurred by the Company and its subsidiaries, in each case from time to time, subject to certain restrictions.

  The Notes are expected to be designated eligible for trading in the National Association of Securities Dealers, Inc.'s Private Offerings, Resales and Trading through Automated Linkages (PORTAL) market.

  SEE "RISK FACTORS" BEGINNING ON PAGE 17 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY HOLDERS OF NOTES BEFORE TENDERING THEIR NOTES IN THE EXCHANGE OFFER.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS THE
    SECURITIES AND  EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION
      PASSED  UPON THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                The date of this Prospectus is August 13, 1998.

  The Notes have been, and the Exchange Notes will be, issued under an Indenture dated as of April 21, 1998 (the "Indenture") between the Company and State Street Bank & Trust Company of Missouri, N.A., as trustee (the "Trustee"). See "Description of the Exchange Notes." There will be no proceeds to the Company from this offering; however, pursuant to the Registration Rights Agreement, the Company will bear certain offering expenses.

  The Company will accept for exchange any and all Notes validly tendered at or prior to 5:00 p.m., New York City time, on September 11, 1998, unless the Exchange Offer is extended (the "Expiration Date"). Tenders of Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date; otherwise such tenders are irrevocable. State Street Bank and Trust Company of Missouri, N.A. will act as Exchange Agent with respect to the Notes (in such capacity, the "Exchange Agent") in connection with the Exchange Offer. The Exchange Offer is not conditioned upon any minimum principal amount of Notes being tendered for exchange, but is otherwise subject to certain customary conditions.

  The Notes were sold by the Company on April 21, 1998 in transactions not registered under the Securities Act in reliance upon the exemption provided in
Section 4(2) of the Securities Act. A portion of the Notes were subsequently resold to qualified institutional buyers in reliance upon Rule 144A under the Securities Act. The remainder of the Notes were resold outside the United States in reliance on Regulation S under the Securities Act. Accordingly, the Notes may not be reoffered, resold or otherwise transferred in the United States unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy certain obligations of the Company under the Registration Rights Agreement. See "The Exchange Offer."

  The Exchange Notes will bear interest from April 21, 1998, the date of issuance of the Notes that are tendered in exchange for the Exchange Notes (or the most recent Interest Payment Date (as defined) to which interest on such Notes has been paid), at a rate per annum, determined quarterly, equal to the Applicable LIBOR Rate (437.5 basis points over the LIBOR Rate). Interest on the Exchange Notes will be payable quarterly on January 15, April 15, July 15 and October 15 of each year, commencing October 15, 1998. The Exchange Notes are redeemable at the option of the Company, in whole or in part, on any Interest Payment Date on or after April 15, 1999 at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. See "Description of the Exchange Notes."

  Upon the occurrence of Change of Control (as defined), each holder of the Exchange Notes shall have the right to require the Company to purchase all or any portion of such holder's Exchange Notes at a purchase price equal to 101% of the principal amount thereof together with accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required purchases of validly tendered Exchange Notes and to repay any other indebtedness then in default. See "Risk Factors--Purchase of Exchange Notes Upon a Change of Control."

  The Exchange Offer is being made in reliance on certain no-action positions that have been published by the staff of the Securities and Exchange Commission (the "Commission"), which require each tendering holder to represent that it acquired the Notes in the ordinary course of its business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. See "The Exchange Offer--Resale of Exchange Notes." This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Notes where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. See "Prospectus Summary--The Note Offering--The Exchange Offer."

  The Company does not intend to list the Exchange Notes on any national securities exchange or to seek admission thereof to trading in any automated quotation system. Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") has advised the Company that it intends to make a market in the Exchange Notes; however, it is not obligated to do so and any market-making may be discontinued at any time. As a result, the Company cannot determine whether an active public market will develop for the Exchange Notes.

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

  Any Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent any Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of the Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have fulfilled one of its obligations under the Registration Rights Agreement. Holders of Notes who do not tender their Notes generally will not have any further registration rights under the Registration Rights Agreement or otherwise. See "The Exchange Offer--Consequences of Failure to Exchange." See "Risk Factors--Absence of Public Market for the Exchange Notes."

  The Exchange Notes issued pursuant to this Exchange Offer generally will be issued in the form of Global Exchange Notes (as defined herein), which will be deposited with, or on behalf of, The Depository Trust Company (the "Depository" or "DTC") and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the Global Exchange Notes representing the Exchange Notes will be shown on, and transfers thereof will be effected through, records maintained by the Depository and its participants. Notwithstanding the foregoing, Notes held in certificated form will be exchanged solely for Exchange Notes in certificated form. After the initial issuance of the Global Exchange Notes, Exchange Notes in certificated form will be issued in exchange for the Global Exchange Notes only on the terms set forth in the Indenture. See "Description of the Exchange Notes-- Book-Entry, Delivery and Form."
                               ----------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE EXCHANGE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE EXCHANGE NOTES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-4 under the Securities Act for the registration of the Exchange Notes offered hereby (the "Registration Statement"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company or the Exchange Notes offered hereby, reference is made to the Registration Statement, including the exhibits and financial statement schedules thereto. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company and UATC are subject to the informational requirements of the Exchange Act and in accordance therewith, file reports and other information with the Commission. The Registration Statement, such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; the Chicago Regional Office, Suite 1400, 500 West Madison Street, Citicorp Center, Chicago, Illinois 60661; and the New York Regional Office, Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site on the Internet that contains reports and other information regarding registrants that file electronically with the Commission. The address of this site on the Internet is http://www.sec.gov.

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  The Company will send to each Holder of Exchange Notes copies of annual reports and quarterly reports containing the information required to be filed under the Exchange Act. So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it is required to furnish the information required to be filed with the Commission to the Trustee and the Holders of the Notes and the Exchange Notes. The Company has agreed that, even if it is not required under the Exchange Act to furnish such information to the Commission, it will nonetheless continue to furnish information that would be required to be furnished by the Company by Section 13 of the Exchange Act to the Trustee and the Holders of the Notes or Exchange Notes as if it were subject to such periodic reporting requirements.

                          CAUTIONARY NOTICE REGARDING
                          FORWARD-LOOKING STATEMENTS

  CERTAIN OF THE MATTERS DISCUSSED IN THIS PROSPECTUS MAY CONSTITUTE FORWARD-LOOKING STATEMENTS FOR PURPOSES OF THE SECURITIES ACT AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SUCH FORWARD-LOOKING STATEMENTS INVOLVE UNCERTAINTIES AND OTHER FACTORS AND THE ACTUAL RESULTS AND PERFORMANCE OF UNITED ARTISTS MAY BE MATERIALLY DIFFERENT FROM FUTURE RESULTS OR PERFORMANCE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. CAUTIONARY STATEMENTS REGARDING THE RISKS ASSOCIATED WITH SUCH FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, THOSE STATEMENTS INCLUDED UNDER "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS." CERTAIN OF SUCH RISKS AND UNCERTAINTIES RELATE TO THE HIGHLY LEVERAGED NATURE OF UNITED ARTISTS, THE HOLDING COMPANY STRUCTURE, THE RESTRICTIONS IMPOSED ON UNITED ARTISTS BY CERTAIN INDEBTEDNESS, THE SENSITIVITY OF UNITED ARTISTS TO ADVERSE TRENDS IN THE GENERAL ECONOMY, THE HIGH DEGREE OF COMPETITION IN UNITED ARTISTS' INDUSTRY, THE VOLATILITY OF UNITED ARTISTS' QUARTERLY RESULTS AND UNITED ARTISTS' SEASONALITY, THE DEPENDENCE OF UNITED ARTISTS ON FILMS AND DISTRIBUTORS AND ON ITS ABILITY TO OBTAIN POPULAR MOTION PICTURES, THE CONTROL OF UNITED ARTISTS BY THE MERRILL LYNCH GROUP (AS DEFINED) AND THE DEPENDENCE OF UNITED ARTISTS ON KEY PERSONNEL, AMONG OTHERS.

  ALL WRITTEN FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO UNITED ARTISTS ARE EXPRESSLY QUALIFIED BY THE FOREGOING CAUTIONARY STATEMENTS.

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                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, unless the context requires otherwise: (i) all references herein to the "Company" mean United Artists Theatre Company (formerly named Oscar I Corporation); (ii) all references herein to "United Artists" mean the Company, United Artists Theatre Circuit, Inc. and United Artists Realty Company, on a consolidated basis with their subsidiaries; (iii) all references herein to "UATC" mean United Artists Theatre Circuit, Inc., a wholly owned subsidiary of the Company; and (iv) all references herein to "UAR" mean United Artists Realty Company, a wholly owned subsidiary of the Company. The Company is a holding company that conducts virtually all of its business through subsidiaries. The Company's subsidiaries, including UATC and UAR and their respective subsidiaries, will have no obligation to pay amounts due on the Exchange Notes and will not guarantee the Exchange Notes. See "Risk Factors-- Holding Company Structure--Source of Repayment of Exchange Notes; Effective Subordination of Exchange Notes to Indebtedness of Subsidiaries." Unless the context requires otherwise, all theatre and screen information contained herein is as of December 31, 1997, and relates only to theatres in which United Artists owns more than a 50.0% equity interest.

                                  THE COMPANY

OVERVIEW

  United Artists is a leading motion picture exhibitor in North America and operates 2,164 screens at 330 theatres located in 25 states. United Artists licenses films from all major and substantially all independent film distributors and derives revenues primarily from theatre admissions and concession sales. Through its geographically diverse theatre locations, United Artists operates screens in seven of the ten largest demographic market areas ("DMAs") in the United States and approximately 50.0% of United Artists' screens are located in the top 20 DMAs. In addition, approximately 28.6% of United Artists' screens (619 screens) have been constructed since January 1, 1992. United Artists believes that it is the largest single exhibitor, based on number of screens, in many of its core areas of operation and that the location of its theatres represents a competitive advantage in many of these areas. Six states (California, New York, Florida, Texas, Pennsylvania and Louisiana) accounted for approximately 57.9% and 56.5% of United Artists' total theatres and screens, respectively, at March 31, 1998 and 61.5% and 65.6% of United Artists' theatrical revenue and theatrical EBITDA (as defined herein), respectively, for the twelve months ended March 31, 1998. For the twelve months ended March 31, 1998, the Company incurred a net loss of $24.8 million.

  In December 1996, United Artists implemented a corporate restructuring and refocused its investment strategy on its core U.S. business. Since that time, United Artists has: (i) reduced its corporate general and administrative expenses by 30.4%, or approximately $10.1 million, for the twelve months ended March 31, 1998 as compared to the twelve months ended March 31, 1997, and 30.8%, or approximately $10.8 million, for the year ended December 31, 1997 as compared to the year ended December 31, 1996; (ii) increased its presence in its core areas of operation through the development of new theatres and the refurbishing or expansion of selected existing key theatres; (iii) implemented operational improvements; and (iv) accelerated the divestitures of underperforming and non-strategic theatres.

  United Artists has invested more than $373.8 million since January 1, 1992 toward improving the quality of its asset base by, among other things, renovating existing theatres and constructing new state-of-the-art theatres. United Artists believes that this level of investment compares favorably with other major North American theatre exhibitors. Almost all of the theatres United Artists currently plans to build are state-of-the-art, 12 to 18 screen multiplex theatres with stadium seating, high-backed rocking seats, digital sound, expanded concession areas and other state-of-the-art design features and amenities. As compared to the prior generation of theatres, United

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Artists believes that these theatres provide a higher quality entertainment experience for patrons and significant operating efficiencies and improved economics for United Artists. At March 31, 1998, approximately 86.0% of United Artists' screens were located in theatres with five or more screens. United Artists' average number of screens per theatre has increased 37.5% in the last six years to 6.6 at March 31, 1998 from 4.8 at January 1, 1992.

  Although ownership of movie exhibition theatres has become more concentrated in the last ten years, with the top ten exhibitors operating approximately 56.0% of the over 31,000 screens in North America, the industry is still largely fragmented, with approximately 450 exhibitors operating the remaining 44.0% of screens.

  United Artists believes that movies are attractively priced compared to certain other forms of entertainment such as sporting events, concerts, and live theatre. During the five year period ended December 31, 1996, according to industry sources, industry-wide theatre attendance increased at a compound annual growth rate ("CAGR") of 3.3%, and industry-wide admissions revenue for the year ended December 31, 1997 increased approximately 6.6% as compared to the year ended December 31, 1996.

  In addition, management expects that the number of motion pictures rated by the Classification and Rating Administration, which increased approximately 18.0% from 1993 to 1996, will continue to increase in part as a result of the increase in the number of major studios and reissues of films as well as an increased popularity of films made by independent producers (although no assurance exists concerning any such increase). In addition, the number of large budget films and the level of marketing support provided by the production companies has risen, as evidenced by the increase in average production costs and average advertising costs per film of 55.7% and 38.2%, respectively, from 1994 to 1997. See "Risk Factors--Dependence on Films and Distributors."

BUSINESS AND OPERATING STRATEGY

  United Artists' business and operating strategy is to continue focusing on its core U.S. business and improving theatre-level operating efficiencies. Key elements of this strategy include:

  Refocus Overhead and Capital Investment Strategy. In December 1996, United Artists implemented a corporate restructuring and refocused its investment strategy on its core U.S. business. United Artists' core business strategy focuses management's attention and capital resources on those geographic areas where United Artists intends to strengthen and defend its current position. United Artists has also implemented operational improvements and overhead reductions intended to increase aggregate EBITDA and EBITDA per theatre and has already sold or closed several underperforming or non-strategic theatres. The corporate restructuring plan resulted in a higher level of focus by United Artists on its domestic theatrical business and a reduction of corporate general and administrative expenses of 30.4%, or approximately $10.1 million, for the twelve months ended March 31, 1998 as compared to the twelve months ended March 31, 1997 and 30.8%, or approximately $10.8 million, for the year ended December 31, 1997 as compared to the year ended December 31, 1996. These savings were achieved primarily through headcount reductions and a consolidation of regional administrative offices.

  Develop New Theatres and Rebuild or Expand Existing Key Theatre
Locations. United Artists plans to continue increasing its number of screens and operating margins by focusing its capital investment activities on developing new theatre locations in United Artists' core areas of operation and leveraging its favorable theatre locations through the renovation, rebuilding, or expansion of existing theatres in those key locations. United Artists is developing higher margin multi-screen theatres ("multiplexes") of 12 to 18 screens and is seeking to increase concession sales through, among other things, more efficient theatre design. As a result, the average EBITDAR margin for theatres built since January 1, 1992 was 31.1% for the twelve months ended March 31, 1998 as compared to 26.4% for United Artists' remaining theatres. United Artists is also constructing its new theatres with stadium seating, digital sound, more comfortable seats and other state-of-the-art design features and amenities. United Artists believes that these theatres will have an optimal relationship between the number of

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

screens (12 to 18) and the size of the auditoriums (125 to 400 seats). These theatres are designed to increase the revenue per square foot generated by the facility and reduce the cost per square foot of constructing and operating the theatres. This multi-screen strategy, in combination with an emphasis on concession sales, is designed to improve revenue and profitability by enhancing attendance and concession sales, theatre utilization and operating efficiencies and provide more efficient clustering around regional and district management centers. During the three months ended March 31, 1998 and the year ended December 31, 1997, United Artists developed and opened two theatres (23 screens) and 13 theatres (132 screens), respectively. During the remainder of 1998 and 1999, United Artists plans to open eight new theatres (96 screens), and to make screen additions to or renovate 12 existing theatres (117 screens).

  Divestiture of Underperforming Theatres. United Artists' 1996 corporate restructuring was also designed to rationalize underperforming or non-strategic assets by: (i) terminating leases for theatres that have negative EBITDA; (ii) selling real estate underlying non-strategic or underperforming theatres; (iii) divesting theatres in non-core areas; and (iv) exchanging theatres in non-core areas for theatres in core areas. During the three months ended March 31, 1998, United Artists closed or sold seven theatres (24 screens). During 1997, United Artists received approximately $70.0 million from the sale of substantially all of its international assets and certain non-operating real estate assets and closed or sold 44 underperforming or non-strategic theatres with 170 screens. Many of the theatres closed or sold were not profitable or were located in areas that are not part of United Artists' long-term strategic plans. United Artists has identified 43 theatres (225 screens) that are not considered strategically important or had negative EBITDA for the twelve months ended March 31, 1998. United Artists currently plans to sell or close these theatres during the next two years although there can be no assurance that United Artists will be able to accomplish such divestitures or closings. In conjunction with United Artists' core market focus, these restructuring efforts have resulted in an Adjusted EBITDAR (as defined on page 16) per weighted average operating theatre increase of 3.4% from $133,425 during the three months ended March 31, 1997 to $137,952 during the three months ended March 31, 1998 and 20.5% from $411,649 during the year ended December 31, 1996, to $496,045 during the year ended December 31, 1997.

  Implement Operational Improvements. In the past two years United Artists has recognized theatre and concession operating efficiencies through heightened focus on increasing concession sales, managing theatre payrolls and variable costs and increased staff training. United Artists increased concession sales per capita by approximately 7.9% for the twelve months ended March 31, 1998 versus the twelve months ended March 31, 1997 and 5.0% annually on average from 1993 to 1997. Management believes that there are opportunities to achieve additional operating efficiencies by disposing of less efficient theatres, developing new multiplex theatres and continuing to improve theatre-level operating expenses. Areas of focus in 1998 will include lowering concession costs, improving entertainment center operations and implementing new theatre point-of-sale computer systems and corporate level information systems.

  Manage Individual Theatre Capital Requirements. While United Artists plans to continue to develop several new state-of-the-art theatres each year, United Artists intends to seek to reduce individual theatre financial leverage and capital requirements by also focusing on expanding, renovating and rebuilding many of its key locations. In many cases, these existing key locations can be transformed into state-of-the-art multiplex stadium theatres without competing against other operators for new locations and incurring higher rent and excessive preconstruction costs. Furthermore, existing structures can be utilized while being refurbished to help reduce overall construction costs. In addition, United Artists' renovation of theatres in desirable locations eliminates much of the geographic risk related to a project's success. In order to reduce the overall investment by United Artists in new theatres, United Artists has entered into "build to suit" and other landlord leasing arrangements or sale and leaseback transactions. United Artists also intends to continue to sell non-strategic and underperforming assets (such as the sale during 1997 of the majority of its international investments) and expects to redeploy capital to its core U.S. business. This strategy is intended to provide increased liquidity from the disposal of non-cash flow producing investments and theatres with limited growth potential.


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

  Enhance Studio/Distributor Relationships. Management intends to continue to enhance and balance its studio relationships to obtain the optimal number of marketable motion pictures. United Artists believes that it will continue to increase the number of prints it obtains from each studio as it increases the number of its screens in select locations and leverages its attractive theatre locations through the development of new, larger (in terms of screens), higher margin theatres. To the extent that theatrical exhibition remains the primary distribution channel for new motion picture releases and the overall number of movies produced continues to increase, management believes that United Artists' focus on its core business will provide it with access to more prints of each motion picture.

  Develop Ancillary Revenue Opportunities. United Artists believes that there are opportunities to increase its ancillary revenue from its Satellite Theatre NetworkTM by renting theatres for seminars and business meetings, product and customer research and other entertainment uses. Through its VIP/Premier program, United Artists seeks to enhance theatre attendance by selling large groups of tickets to businesses and groups through coupon books as well as gift certificates. On-screen advertising also provides an additional opportunity to increase revenue and profitability.

TRANSACTION WITH HICKS MUSE

  On November 19, 1997, the Company entered into a definitive recapitalization agreement (the "Recapitalization Agreement") with an affiliate of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"). The Recapitalization Agreement provided for (i) the sale of newly issued common stock of the Company ("Common Stock") to Hicks Muse for $266.0 million and the simultaneous repurchase by the Company of a number of shares of Common Stock which would result in Hicks Muse owning approximately 88.8% of the outstanding Common Stock; (ii) the redemption of the Preferred Stock (as defined); (iii) the redemption of the Senior Secured Notes (as defined) and the issuance of new senior subordinated indebtedness; and (iv) the establishment of a new bank credit facility to refinance the Prior Credit Facilities (as defined) and to provide additional working capital. In late January 1998, just prior to the scheduled closing date, Hicks Muse indicated that they were unwilling to close on the terms of the Recapitalization Agreement. Due to the failure by Hicks Muse to close on the agreed terms, the Company's principal stockholder, the Merrill Lynch Group, terminated the Recapitalization Agreement on February 20, 1998.

REFINANCING TRANSACTIONS

  On April 21, 1998, the Company (i) issued the Fixed Rate Notes; (ii) issued the Floating Rate Notes; and (iii) entered into $450.0 million of senior secured credit facilities consisting of up to $350.0 million of term loans and a $100.0 million senior secured revolving credit facility (collectively, the "Senior Credit Facilities"). Approximately $170 million of the term loan portion of the Senior Credit Facilities were available on a delayed draw basis, of which approximately $125 million was drawn as of May 31, 1998. On April 21, 1998, the Company caused UATC to repay UATC's then existing credit facilities (the "Prior Credit Facilities"). On May 1, 1998, the Company redeemed all of its outstanding preferred stock (the "Preferred Stock") and on May 21, 1998, the Company caused UATC to redeem UATC's 11 1/2% Senior Secured Notes due 2002 (the "Senior Secured Notes"). (The transactions described in this paragraph are collectively referred to herein as the "Transactions.")

SOURCES AND USES

  The following table sets forth the actual sources and uses of funds in connection with the Transactions. The proceeds to the Company from the issuances of the Fixed Rate Notes, the Floating Rate Notes and the borrowings under the Senior Credit Facilities were used: (i) to redeem all of the outstanding Preferred Stock of the Company; (ii) to repay UATC's Prior Credit Facilities; (iii) to redeem UATC's Senior Secured Notes; and (iv) to pay related fees and expenses. See "Use of Proceeds."

                                                                      AMOUNT
                                                                   -------------
   SOURCES OF FUNDS:
   -----------------                                               (IN MILLIONS)
   Senior Credit Facilities.......................................    $303.5
   Fixed Rate Notes...............................................     225.0
   Floating Rate Notes............................................      50.0
                                                                      ------
     Total........................................................    $578.5
                                                                      ======
   USES OF FUNDS:
   --------------
   Redemption of Preferred Stock..................................    $159.2
   Repayment of Prior Credit Facilities...........................     272.9
   Redemption of Senior Secured Notes.............................     129.4
   Transaction fees and expenses..................................      17.0
                                                                      ------
       Total......................................................    $578.5
                                                                      ======

                               THE NOTE OFFERING

The Notes...................
                              The Notes were sold by the Company on April 21, 1998, and were subsequently resold to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to certain persons in transactions outside the United States in reliance on Regulation S under the Securities Act (the "Note Offering").

Registration Rights           In connection with the Note Offering, the Company
 Agreement..................  entered into the Registration Rights Agreement, which grants holders of the Notes certain exchange and registration rights. The Exchange
                              Offer is intended to satisfy such exchange and registration rights, which generally terminate upon the consummation of the Exchange Offer.

Issuer......................
                              United Artists Theatre Company (formerly named Oscar I Corporation).

                               THE EXCHANGE OFFER

Securities Offered..........  $50,000,000 aggregate principal amount of
                              Floating Rate Series B Senior Subordinated Notes due 2007.

The Exchange Offer..........
                              $1,000 principal amount of the Exchange Notes in exchange for each $1,000 principal amount of Notes. As of the date hereof, $50,000,000 principal amount of Notes are outstanding. The Company will issue the Exchange Notes to holders on or promptly after the Expiration Date.

                              Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes.

                              Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Notes where such

                              Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

                              Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes may not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available April 13,
                              1989), Morgan Stanley & Co., Incorporated
                              (available June 5, 1991) or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirement of the Securities Act in connection with the resale of the Exchange Notes. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company.

                              The Exchange Offer is not being made to, nor will the Company accept surrender for exchange from, holders of Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. The Registration Rights Agreement provides that the Company will use its best efforts to register or qualify the Exchange Notes under applicable state securities or blue sky laws of certain jurisdictions and to do other acts which may be reasonably necessary or advisable to enable holders of Notes to consummate the disposition of their Notes.

Expiration Date.............  5:00 p.m., New York City time, on September 11,
                              1998, unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended.

Interest on the Exchange
 Notes and the Notes........  The Exchange Notes will bear interest from April
                              21, 1998, the date of issuance of the Notes that are tendered in exchange for the Exchange Notes (or the most recent Interest Payment Date, as defined below in the Summary of Terms of Exchange Notes). Accordingly, holders of Notes that are accepted for exchange will not receive interest on the Notes that is accrued but unpaid at the time of tender, but such interest will be payable on the first Interest Payment Date after the Expiration Date.

Conditions to the Exchange    The Exchange Offer will not be subject to any
 Offer......................  conditions, other than that the Exchange Offer, or the making of any exchange by a Holder, does not violate applicable law or any applicable interpretation of the staff of the Commission and that the Company will not be required to consummate the Exchange Offer if (a) there is in effect any law, statute, rule, regulation or interpretation of the Commission or any other governmental authority, or any order, decree or judgment, which, in the reasonable opinion of counsel to the Company satisfactory to the Initial Purchasers, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or (b) any governmental approval has not been obtained, which approval of the Company shall, in its reasonable judgment, deem necessary for the consummation of the Exchange Offer. See
                              "The Exchange Offer--Conditions."

Procedures for Tendering      Each holder of Notes wishing to accept the
 Notes......................  Exchange Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Notes and any other required documentation to the Exchange Agent at the address set forth in the Letter of Transmittal. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the holder or the person receiving such Exchange Notes, whether or not such person is the holder, is acquiring the Exchange Notes in the ordinary course of business and that neither the holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such Exchange Notes. In lieu of physical delivery of the certificates representing Notes, tendering holders may transfer Notes pursuant to the procedure for book-entry transfer as set forth under "The
                              Exchange Offer--Procedures for Tendering."

Special Procedures for
 Beneficial Owners..........  Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Notes, either make appropriate arrangements to register ownership of the Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery           Holders of Notes who wish to tender their Notes
 Procedures.................  and whose Notes are not immediately available or who cannot deliver their Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent
                              (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Notes according to the guaranteed delivery procedures set forth in "The Exchange
                              Offer--Guaranteed Delivery Procedures."

Withdrawal Rights...........  Tenders may be withdrawn at any time prior to
                              5:00 p.m., New York City time, on the Expiration Date pursuant to the procedures described under "The Exchange Offer--Withdrawals of Tenders."

Acceptance of Notes and
 Delivery of Exchange         The Company will accept for exchange any and all
 Notes......................  Notes that are properly tendered in the Exchange
                              Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The
                              Exchange Offer--Terms of the Exchange Offer."

Federal Income Tax
 Consequences...............  The issuance of the Exchange Notes to holders of the Notes pursuant to the terms set forth in this Prospectus will not constitute an exchange for federal income tax purposes. Consequently, no gain or loss would be recognized by holders of the Notes upon receipt of the Exchange Notes. See "Certain Federal Income Tax Consequences of the Exchange Offer."

Effect on Holders of          As a result of the making of this Exchange Offer,
 Notes......................  the Company will have fulfilled certain of its obligations under the Registration Rights
                              Agreement, and holders of Notes who do not tender their Notes will generally not have any further registration rights under the Registration Rights
                              Agreement or otherwise. Such holders will continue to hold the untendered Notes and will be entitled to all the rights and will be subject to all the limitations applicable thereto under the Indenture, except to the extent such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer. All untendered Notes will continue to be subject to certain restrictions on transfer. Accordingly, if any Notes are tendered and accepted in the Exchange Offer, the trading market for the untendered Notes could be adversely affected.

Exchange Agent..............
                              State Street Bank and Trust Company of Missouri, N.A.

                       SUMMARY OF TERMS OF EXCHANGE NOTES

Maturity....................  October 15, 2007.

Interest Rate...............  A rate per annum, determined quarterly, equal to the Applicable LIBOR Rate (437.5 basis points over the LIBOR Rate). See "Description of the Exchange Notes--Maturity, Interest and Principal."

Interest Payment Dates......  Interest on the Exchange Notes will accrue from the Issue Date (as defined herein) and is payable quarterly on January 15, April 15, July 15 and October 15 of each year, commencing October 15, 1998.

Optional Redemption.........  The Exchange Notes will be redeemable at the option of the Company, in whole or in part, on any Interest Payment Date on or after April 15, 1999 at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. See "Description of the Exchange Notes--Optional Redemption."

Change of Control...........  Upon the occurrence of a Change of Control (as defined), each holder of the Exchange Notes shall have the right to require the Company to purchase all or any portion of such holder's Exchange Notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See "Description of the Exchange Notes--Repurchase of Exchange Notes upon a Change of Control."

Ranking.....................  The Exchange Notes will be unsecured, senior subordinated obligations of the Company, will rank pari passu with the Floating Rate Notes, the Fixed Rate Notes and the Fixed Rate Exchange Notes and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including Indebtedness under the Senior Credit Facilities. The Exchange Notes will rank pari passu in right of payment with any future senior subordinated indebtedness of the Company and will be senior in right of payment to Subordinated Indebtedness (as defined), if any, of the Company. In addition, the Exchange Notes will be effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables. By reason of such subordination, holders of Senior Indebtedness must be paid in full before holders of the Exchange Notes may be paid in the event of a liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy. At May 31, 1998, the Company and its subsidiaries had approximately $644.9 million of indebtedness (excluding trade payables) outstanding, consisting of $310.0 million of Senior Indebtedness of the Company (guaranteed by certain of the Company's subsidiaries), $59.9 million of other indebtedness of the Company's subsidiaries, $50.0 million representing the Floating

                              Rate Notes and $225.0 million representing the Fixed Rate Notes. In addition, on May 31, 1998 the Company had additional delayed draw and revolving credit availability of $140.0 million under the Senior Credit Facilities, all of which would be Senior Indebtedness, if borrowed. Additional Senior Indebtedness may be incurred by the Company and additional indebtedness may be incurred by the Company and its subsidiaries, in each case from time to time, subject to certain restrictions. See "Risk Factors--Ability to Service Debt; Substantial Indebtedness," "-- Restrictions Imposed by the 1995 Sale Leaseback," "--Holding Company Structure; Source of Repayment of Exchange Notes; Effective Subordination of Exchange Notes to Indebtedness of Subsidiaries," "--Subordination of Exchange Notes" and "Description of the Exchange Notes--Ranking and Subordination."

Certain Covenants...........  The Indenture contains certain covenants, including, among others, covenants limiting the incurrence of additional indebtedness by the Company and any of its subsidiaries, the payment of dividends, the redemption of capital stock, the making of investments, the issuance of capital stock of subsidiaries, the creation of dividend and other restrictions affecting subsidiaries, transactions with affiliates, asset sales and certain mergers and consolidations. However, these limitations will be subject to a number of important qualifications and exceptions. See "Description of the Exchange Notes--Certain Covenants."

Absence of a Public           There has been no public market for the Notes and
Market......................  there can be no assurance that such a market will develop or, if such a market develops, as to the liquidity of such market. The Exchange Notes will not be listed on any securities exchange but are expected to be eligible for trading in the PORTAL market. If the Exchange Notes are traded after their initial issuance, they may trade at a discount from their initial offering price for many reasons, including prevailing interest rates, the market for similar securities, general economic conditions and the financial condition and performance of, and prospects for, United
                              Artists and other factors. United Artists has been advised by Merrill Lynch that it intends to make a market in the Exchange Notes after consummation of the Exchange Offer, as permitted by applicable laws and regulations; however, Merrill Lynch is not obligated to do so and any such market making activities may be discontinued at any time without notice. In addition, such market making activities will be subject to the limits imposed by the Securities Act and the Exchange Act. Therefore, there can be no assurance that an active market for the Exchange
                              Notes will develop.

Exchange Offer;               Pursuant to the Registration Rights Agreement,
Registration Rights.........  the Company has agreed (i) to file a registration statement (the "Exchange Offer Registration
                              Statement") with respect to an offer to exchange the Notes for senior subordinated notes of the Company with substantially identical terms as the Notes within 60 calendar days after the date of the original issuance of the Notes (the "Issuance Date" or "Closing Date"), (ii) to use its best efforts to cause the Exchange Offer Registration Statement to become effective under the Securities Act within 120 calendar days after the Issuance Date and (iii) to use its best efforts to consummate such an exchange offer within 150 calendar days after the Issuance Date.

                              In the event that any changes in law or the applicable interpretations of the staff of the Commission do not permit the Company to effect such an exchange offer, or if for any other reason such an exchange offer is not consummated within 150 calendar days after the Issuance Date, or if any holder of the Notes (other than the Initial Purchaser) is not eligible to participate in such an exchange offer, or upon request of the initial purchaser of the Notes (the "Initial Purchaser") under certain circumstances, the Company will use its best efforts to cause to become effective by the 150th calendar day after the Issuance Date a shelf registration statement with respect to the resale of the Notes (a "Shelf Registration Statement") and to keep the Shelf Registration Statement effective until two years after the Issuance Date or such shorter period which will terminate when all the Notes covered by the Shelf Registration Statement have been sold pursuant thereto or all of the Notes become eligible for resale pursuant to Rule 144 under the Securities Act without volume restrictions.

                              In the event that (a) the Exchange Offer
                              Registration Statement is not filed with the Commission on or prior to the 60th calendar day following the Issuance Date, (b) the Exchange Offer Registration Statement has not been declared effective on or prior to the 120th calendar day following the effectiveness of the Exchange Offer Registration Statement or (c) the exchange offer to which the Exchange Offer Registration Statement relates is not consummated or the Shelf Registration Statement is not declared effective on or prior to the 150th calendar day following the Issuance Date, the interest rate borne by the Notes shall be increased by one-quarter of one percent per annum following such 60-day period in the case of clause (a) above, following such 120-day period in the case of clause (b) above, or following such 150-day period in the case of clause (c) above, which rate will be increased by an additional one-quarter of one percent per annum for each 90-day period that any additional interest continues to accrue; provided that the aggregate increase in such annual interest rate may in no event exceed one percent per annum. Upon (x) the filing of the Exchange Offer Registration Statement after the 60-day period described in clause (a) above, (y) the effectiveness of the Exchange Offer Registration Statement after the 120-day period described in clause (b) above or (z) the consummation of the exchange offer to which the Exchange Offer Registration Statement relates or the effectiveness of the Shelf Registration Statement after the 150-day period described in clause (c) above, the interest rate borne by the Notes from the date of such filing, effectiveness or consummation, as the case may be, will be reduced to the original interest rate if the Company is otherwise in compliance with this paragraph; provided, however, that if, after any such reduction in interest rate, a different event specified in clause (a), (b) or (c) above occurs, the interest rate may again be increased and thereafter reduced pursuant to the foregoing provisions. See "Exchange Offer; Registration Rights."

Trading.....................  The Exchange Notes are expected to be designated eligible for trading in the PORTAL market. The Exchange Notes are a new issue of securities for which there is no existing trading market. There can be no assurance regarding the future development of a market for the Exchange Notes or the liquidity of any such market. See "Risk Factors--Absence of a Public Market for the Exchange Notes."

                                  RISK FACTORS

  See "Risk Factors" for a discussion of certain matters that should be considered by holders of Notes before tendering their Notes in the Exchange Offer.

      SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The summary historical consolidated financial information presented below for each of the years ended December 31, 1993, 1994, 1995 and 1996 and 1997 have been derived from, and should be read in conjunction with, the consolidated financial statements of the Company and notes thereto which are included elsewhere in this Prospectus. The summary historical financial information for the three months ended March 31, 1997 and 1998 (unaudited) have been derived from, and should be read in conjunction with, the consolidated financial statements of the Company and the notes thereto which are included elsewhere in this Prospectus. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included in the unaudited consolidated and combined financial statements of the Company. Results for the three months ended March 31, 1997 and 1998 are not necessarily indicative of results that can be expected for an entire year.

  The following table also presents certain summary unaudited pro forma financial data of the Company. The unaudited pro forma consolidated financial data (other than the balance sheet data) give effect to the Transactions as if they had occurred as of January 1, 1997. The pro forma consolidated balance sheet data of the Company as of March 31, 1998 give effect to the Transactions as if they had occurred on March 31, 1998.

  The information set forth below should be read in conjunction with "The Transactions," "Use of Proceeds," "Selected Historical Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated and Condensed Consolidated Financial Statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus. The summary unaudited pro forma financial data are provided for informational purposes only and do not purport to be indicative of the results that would have actually been obtained had the Transactions been completed on the dates indicated.

                                                                 THREE MONTHS
                                                                     ENDED
                              YEAR ENDED DECEMBER 31,              MARCH 31,
                         --------------------------------------  --------------
                          1993    1994    1995    1996    1997    1997    1998
                         ------  ------  ------  ------  ------  ------  ------
                                      (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS
 DATA:
Revenue:
  Admissions............ $464.3  $447.6  $457.1  $466.5  $473.9  $121.7  $113.4
  Concession sales......  169.6   166.7   178.2   185.1   189.6    47.7    46.6
  Other.................   10.7     9.7    14.5    27.5    22.8     5.1     4.7
                         ------  ------  ------  ------  ------  ------  ------
    Total revenue.......  644.6   624.0   649.8   679.1   686.3   174.5   164.7
                         ------  ------  ------  ------  ------  ------  ------
Costs and expenses:
  Operating expenses:
    Film rental and
     advertising........  254.9   239.6   248.6   257.2   262.5    65.8    60.9
    Direct concession...   28.5    27.2    29.5    29.3    30.2     7.4     6.5
    Occupancy...........   54.4    55.0    58.8    64.6    67.8    16.5    17.0
    Sales and leaseback
     rental.............    --      --      0.5    11.0    12.8     3.0     3.5
    Other operating.....  176.8   172.7   187.5   194.9   193.7    46.0    46.1
  General and
   administrative.......   30.9    33.4    35.5    35.1    24.3     6.6     5.4
  Depreciation and
   amortization.........   72.1    66.7    69.8    74.9    60.7    18.4    13.7
  Provision for
   impairment(1)........    --      --     21.0     9.5    36.0     --      --
  Restructuring charge..    3.7     --      --      1.9     0.8     --      --
                         ------  ------  ------  ------  ------  ------  ------
      Operating income
       (loss)...........   23.3    29.4    (1.4)    0.7    (2.5)   10.8    11.6
Interest expense, net...   43.5    45.3    53.3    45.4    45.6    11.4    10.4
Loss (gain) on
 disposition of assets,
 net....................    7.9     9.8     5.7    (2.7)  (28.0)    --      --
Other expense, net......    2.6     2.8     2.6     2.7     5.4     1.2     0.9
                         ------  ------  ------  ------  ------  ------  ------
      Income (loss)
       before income
       tax expense......  (30.7)  (28.5)  (63.0)  (44.7)  (25.5)   (1.8)    0.3
Income tax expense......    1.6     1.4     1.8     1.1     1.5     0.4     0.3
                         ------  ------  ------  ------  ------  ------  ------
Net income (loss)....... $(32.3) $(29.9) $(64.8) $(45.8) $(27.0) $ (2.2) $  --
                         ======  ======  ======  ======  ======  ======  ======

                                                                  THREE MONTHS
                                                                      ENDED
                               YEAR ENDED DECEMBER 31,              MARCH 31,
                          --------------------------------------  --------------
                           1993    1994    1995    1996    1997    1997    1998
                          ------  ------  ------  ------  ------  ------  ------
                                       (DOLLARS IN THOUSANDS)
OTHER FINANCIAL DATA:
EBITDA(2)...............  $ 95.4  $ 96.1  $ 89.4  $ 85.1  $ 94.2  $ 29.2  $ 25.3
EBITDAR(2)..............   149.8   151.1   148.7   160.7   174.8    48.7    45.8
Adjusted EBITDA(3)......   100.4    97.6    91.4    90.1    98.7    30.0    26.2
Adjusted EBITDAR(3).....   153.5   151.1   148.7   162.6   175.6    48.7    45.8
Adjusted EBITDA
 margin(4)..............    15.6%   15.6%   14.1%   13.3%   14.4%   17.2%   15.9%
Adjusted EBITDAR
 margin(4)..............    23.8%   24.2%   22.9%   23.9%   25.6%   27.9%   27.8%
Ratio of EBITDA to
 interest expense(5)....    2.28x   2.18x   1.72x   1.96x   2.14x   2.65x   2.53x
Ratio of EBITDAR to
 interest and rent
 expense(5).............    1.56x   1.53x   1.34x   1.35x   1.40x   1.60x   1.50x
Ratio of Adjusted EBITDA
 to interest
 expense(5).............    2.40x   2.22x   1.76x   2.07x   2.25x   2.73x   2.62x
Ratio of Adjusted
 EBITDAR to interest and
 rent expense(5)........    1.60x   1.53x   1.34x   1.37x   1.41x   1.60x   1.50x
Statement of cash flow
 information(6):
  Net cash provided by
   (used in) operating
   activities...........  $ 67.3  $ 49.7  $ 40.7  $ 30.8  $ 51.0  $ 20.7  $ (0.6)
  Net cash used in
   investing
   activities...........   (31.2)  (54.4)   (1.6)  (56.7)   (4.6)  (22.3)  (20.2)
  Net cash provided by
   (used in) financing
   activities...........   (23.8)    1.1   (19.4)    3.5   (45.7)    2.7    17.3
                          ------  ------  ------  ------  ------  ------  ------
  Net cash flow.........  $ 12.3  $ (3.6) $ 19.7  $(22.4) $  0.7  $  1.1  $ (3.5)
                          ======  ======  ======  ======  ======  ======  ======
Ratio of earnings to
 fixed charges(7).......     --      --      --      --      --      --      1.0x
PRO FORMA FINANCIAL
 DATA:(8)
Ratio of Adjusted EBITDA
 to interest
 expense(5).............     --      --      --      --      1.8x    2.1x    1.9x
Ratio of Adjusted
 EBITDAR to interest and
 rent expense(5)........     --      --      --      --      1.3x    1.5x    1.4x
OPERATING DATA:
Adjusted EBITDAR:
  Per weighted average
   theatre..............  $352.9  $365.0  $363.6  $411.6  $496.0  $133.4  $138.0
  Per weighted average
   screen...............    68.5    68.6    65.5    70.7    79.7    22.0    21.3
Admissions per weighted
 average screen.........   207.1   203.3   201.4   202.9   215.0    55.1    52.6
Weighted average(9):
    Operating theatres..     435     414     409     395     354     365     332
    Operating screens...   2,242   2,202   2,270   2,299   2,204   2,209   2,154
    Screens per
     operating theatre..     5.2     5.3     5.6     5.8     6.2     6.1     6.5
Screens added...........      32      90     137     138     132      61      23
Screens divested........     128      28      81     245     170      12      24

                                             DECEMBER 31,
                                                 1997        MARCH 31, 1998
                                             ------------ ----------------------
                                                ACTUAL    ACTUAL  AS ADJUSTED(4)
                                             ------------ ------  --------------
                                                   (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
Cash and cash equivalents...................    $ 10.8    $  7.3     $   7.3
Total assets................................     563.0     560.5       572.9
Total debt..................................     414.0     429.7       615.9
Total stockholders' deficit.................     (20.3)    (20.2)     (187.6)

--------
(1) Reflects non-cash charges for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" which the Company adopted in 1995.
(2) EBITDA represents operating income (loss) before depreciation, amortization, and provision for impairment. EBITDAR represents operating income (loss) before depreciation, amortization, provision for impairment, and rent expense. While EBITDA and EBITDAR are not intended to represent cash flow from operations as defined by GAAP and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, they are included herein to provide additional information with respect to the ability of United Artists to meet its future debt service, capital expenditures, rental obligations, and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) Adjusted EBITDA represents EBITDA before the effects of restructuring charges, which are not expected to recur, and non-cash rent expense, which is excluded from Consolidated EBITDA as defined by the Indenture. Adjusted EBITDAR represents EBITDAR before the effects of restructuring charges. While Adjusted EBITDA and Adjusted EBITDAR are not intended to represent cash flow from operations as defined by GAAP and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, they are included herein to provide additional information with respect to the ability of United Artists to meet its future debt service, capital expenditures, rental obligations, and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The ability of United Artists to use Adjusted EBITDA and Adjusted EBITDAR to meet future debt service, capital expenditures, rental obligations and working capital requirements may be limited by law, covenants contained in the Indenture or the Bank Credit Agreement or for other reasons. See "Description of Certain Indebtedness" and "Description of the Exchange Notes". Other companies may use measures other than Adjusted EBITDA and Adjusted EBITDAR to reflect their ability to meet future debt service, capital expenditures, rental obligations and working capital requirements.
(4) Defined as Adjusted EBITDA and Adjusted EBITDAR as a percentage of total revenue.
(5) "Interest expense" means interest expense recorded during the related period excluding interest income and amortization of deferred financing fees.
(6) Amounts derived from the Company's statements of cash flow.
(7) For purposes of this calculation, "earnings" consist of income (loss) before income taxes and fixed charges, and "fixed charges" consist of interest, amortization of deferred financing costs and the component of rental expense believed by the Company to be representative of the interest factor thereon. Earnings were insufficient to cover fixed charges for each of the years ended December 31, 1993, 1994, 1995, 1996 and 1997 and for the three months ended March 31, 1997 by $29.3 million, $27.3 million, $61.7 million, $43.4 million, $22.6 million and $0.9 million, respectively. In addition, on a pro forma basis after giving effect to the Transactions as if they occurred on January 1, 1997, earnings would have been insufficient to cover fixed charges for the year ended December 31, 1997 and the three months ended March 31, 1998 by $33.4 million and $3.3 million, respectively.
(8) Presented on a pro forma basis as though the Transactions had occurred as of January 1, 1997 in the case of all pro forma information other than balance sheet data and at March 31, 1998 for balance sheet data.
(9) Weighted average operating theatres and screens represent the number of theatres and screens operated weighted by the number of days operated during the period.

                                 RISK FACTORS

  Holders of Notes should carefully consider the following factors as well as the other information set forth in this Prospectus before tendering their Notes in the Exchange Offer.

INABILITY TO COVER FIXED CHARGES; SUBSTANTIAL INDEBTEDNESS

  United Artists has substantial indebtedness and, as a result, significant debt service obligations. At May 31, 1998, the Company and its subsidiaries had approximately $644.9 million of indebtedness (excluding trade payables) outstanding. In addition, on May 31, 1998 the Company had additional delayed draw and revolving credit availability of $140.0 million under the Senior Credit Facilities. For the three months ended March 31, 1998 and the year ended December 31, 1997, the Company's earnings were insufficient to cover its fixed charges by $0.9 million and $22.6 million, respectively, and EBITDA was insufficient to cover the Company's capital expenditures and interest expense by $2.1 million and $17.1 million, respectively. On a pro forma basis after giving effect to the Transactions, the Company's earnings would have been insufficient to cover its fixed charges for the twelve months ended March 31, 1998, the three months ended March 31, 1998 and the year ended December 31, 1997 by $36.4 million, $3.3 million and $33.4 million, respectively, and EBITDA would have been insufficient to cover the Company's capital expenditures and interest expense by $27.8 million, $6.1 million and $28.0 million, respectively. United Artists' leveraged financial position poses substantial risks to holders of the Exchange Notes, including the risks that:
(i) a substantial portion of United Artists' cash flow from operations will be dedicated to the payment of interest and principal on its indebtedness; (ii) United Artists' ability to obtain financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes may be impeded; (iii) United Artists may be more vulnerable to economic downturns, which may limit its ability to withstand competitive pressures; (iv) most of United Artists' other indebtedness, including the Senior Credit Facilities, matures prior to the Notes and the Exchange Notes, and the Floating Rate Notes and Floating Rate Exchange Notes mature prior to the Fixed Rate Notes and Fixed Rate Exchange Notes; (v) the indebtedness under the Senior Credit Facilities is secured by a pledge of the stock of UATC, UAR and certain of the Company's other subsidiaries and by certain intercompany notes; (vi) the indebtedness under the Senior Credit Facilities is guaranteed by certain of the Company's subsidiaries, including UATC and UAR; and (vii) certain indebtedness under the Senior Credit Facilities and the Floating Rate Notes and Floating Rate Exchange Notes bears interest at floating rates, causing United Artists to be sensitive to increases in interest rates. There can be no assurance that the future cash flow of United Artists will be sufficient to meet United Artists' obligations and commitments or that the Company will have access to sufficient capital to enable it to pay the Notes or the Exchange Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of the Exchange Notes," "Description of the Other Exchange Notes" and "Description of Certain Indebtedness."

   During the twelve months ended March 31, 1998, the three months ended March 31, 1998 and the year ended December 31, 1997, United Artists' interest expense was approximately $42.9 million, $10.0 million and $43.9 million, respectively, which would increase to $56.0 million, $14.0 million and $54.8 million, respectively, on a pro forma basis for such periods assuming the Transactions occurred on January 1, 1997. Accordingly, one of the effects of the Transactions was to increase the Company's interest expense.

HISTORICAL NET LOSSES

  For each of the last five fiscal years, United Artists has reported net losses and earnings have not been sufficient to cover fixed charges. While United Artists reported a net loss of $27.0 million for the year ended December 31, 1997 compared to a net loss of $45.8 million for the year ended December 31, 1996, there can be no assurance that the reduction in net losses are indicative of future results of operations or that such net losses and earnings to fixed charges deficiencies will not continue in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated and Condensed Consolidated Financial Statements of the Company, and the notes thereto, appearing elsewhere in this Prospectus.

DEPENDENCE ON FILMS AND DISTRIBUTORS

  United Artists' business depends upon the availability and appeal of motion pictures and on United Artists' ability to license motion pictures. Any significant disruption in the production of popular motion pictures by major film producers or independent producers, the failure of United Artists to obtain popular films or the poor performance of motion pictures licensed by United Artists may have a material adverse effect on United Artists' business and results of operations.

  United Artists' business also depends to a significant degree on maintaining good relations with the major film distributors which allocate films to United Artists' theatres. Although United Artists obtains films from all major film distributors, because of the relatively small number of such distributors, if United Artists' relationship with any one or more of the major film distributors were to deteriorate or if United Artists were unable to obtain films from any one or more of the major motion picture distributors, it could have a material adverse effect on United Artists' business and results of operations. See "Business--Film Licensing."

COMPETITION

  United Artists competes for the public's leisure time and disposable income with all forms of entertainment including sporting events, concerts, live theatre, and restaurants. United Artists also is subject to varying degrees of competition from other theatre circuits and independent theatres, some of which may have greater access to capital resources. The motion picture exhibition industry is highly competitive, particularly with respect to film licensing, attracting patrons and acquiring or leasing new theatre sites. Some of United Artists' competitors may be better established in certain areas where United Artists' theatres are located. Competition for patrons occurs locally and depends upon factors such as: (i) which films a particular theatre is showing; (ii) location of theatres; (iii) comfort and quality of theatres; and (iv) ticket prices. Film patrons are not "brand" conscious and generally choose a theatre because of film selection, location and quality of the theatre.

  Competition among theatre circuits for licensing popular films occurs locally and is based on the prestige and location of an exhibitor's theatres, quality of the theatres (especially projection and sound quality), seating capacity, and the exhibitor's ability and willingness to promote the films. United Artists believes that promoting good relations with film distribution and production companies is important to consistently obtain the best mix of available films.

  Where real estate is readily available there are few barriers preventing competitors from opening theatres near one of United Artists' theatres, which may have a material adverse effect on United Artists' theatre. In addition, "megaplexes" (theatres with 20 or more screens) have been built or are planned to be built by competitors in certain areas in which United Artists operates, which may result in excess capacity and adversely affect attendance and pricing at other theatres in such areas.

  Alternative motion picture exhibition delivery systems, including cable television, video cassettes, satellite and pay per view, also exhibit filmed entertainment after its theatrical release. The expansion of such delivery systems (such as video on demand) could have a material adverse effect upon United Artists' business and results of operations.

  Consolidation in the industry has included the merger of Sony Corp.'s Loews Theatres Exhibit Group with Cineplex Odeon Corp. announced in October 1997 and consummated in May 1998; the acquisition by Kohlberg Kravis Roberts & Co. ("KKR") of Act III Cinemas Inc., also announced in October 1997 and consummated in December 1997; and the joint acquisition of Regal Cinemas Inc. by affiliates of KKR and Hicks Muse announced in January 1998 and consummated in May 1998. Such consolidation could increase the level of competition in the industry.

SUBSTANTIAL CAPITAL EXPENDITURES

  United Artists' strategy involves the development (either on owned land or through leases) of new theatres. United Artists developed and opened two new theatres (23 screens) and 13 new theatres (132 screens) during the three months ended March 31, 1998 and the year ended December 31, 1997, respectively. At March 31, 1998, United Artists had entered into construction or lease agreements for eight new theatres and for screen additions or renovations to 12 existing theatres that United Artists intends to open or renovate during the remainder of 1998 and 1999. United Artists estimates that capital expenditures associated with these theatres will aggregate approximately $90.0 million. Such amounts relate only to projects in which United Artists has executed a definitive lease and all significant lease contingencies have been satisfied. United Artists expects additional capital expenditures to be made as other projects are finalized. Of the committed amount, approximately $15.0 million will be funded from proceeds of certain sale and leaseback transactions currently held in escrow. United Artists expects to fund the balance of these capital expenditures from cash flow from operations, asset sale proceeds and borrowings under the Senior Credit Facilities. There can be no assurance, however, that these sources of funds will be sufficient to enable United Artists to make its anticipated capital expenditures. United Artists intends to continue its expansion over the next several years. Future theatre development may require additional financing. There can be no assurance that such additional financing will be available to United Artists on favorable terms, if at all.

  The development of new theatres involves certain risks, including the possibility of construction cost overruns and delays, uncertainty of site acquisition costs and availability, uncertainties as to market potential, market deterioration after commencement of development, increased competition and lower than anticipated financial performance of new theatres. If new theatres perform below United Artists' expectations, United Artists may not be able to service the debt incurred to finance such expansion. Although United Artists attempts to minimize these risks through its theatre development process, United Artists may determine not to proceed with its planned theatre development projects. No assurance can be given therefore that any of the projected new theatre developments will open or that such developments will perform in accordance with United Artists' expectations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Competition."

POTENTIAL VOLATILITY OF FUTURE OPERATING RESULTS

  United Artists' operating results may fluctuate because of a number of factors, including the availability of popular major motion pictures. Historically, the most marketable motion pictures have been released during the summer extending from Memorial Day to Labor Day and the holiday season extending from Thanksgiving through year-end. The unexpected emergence of a hit film during other periods or the failure to release marketable motion pictures during these periods could alter the traditional trend. Fluctuations in results could affect the market price of the Exchange Notes in a manner unrelated to the long-term operating performance of United Artists. In addition, United Artists competes with other forms of entertainment for the public's disposable income. A general economic downturn that decreases disposable income could therefore have a material adverse effect upon United Artists and the price of the Exchange Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESTRICTIONS IMPOSED BY THE 1995 SALE LEASEBACK

  In connection with a sale leaseback transaction that occurred in December 1995 (the "1995 Sale Leaseback"), certain restrictions were imposed on the ability of UATC and its subsidiaries to incur indebtedness, pay dividends or make distributions and transfer assets. Generally, with certain exceptions, UATC may not incur additional indebtedness (or permit its subsidiaries to incur additional indebtedness) unless its "consolidated fixed charge coverage ratio" (as defined in the Participation Agreement (as defined)), which includes "consolidated operating rental expense" (as defined in the Participation Agreement) for the preceding four fiscal quarters is at least
1.40 to 1 after giving effect to the incurrence of the additional indebtedness. On a pro forma basis after giving effect to the Transactions, UATC's consolidated fixed charge coverage ratio for the twelve months ended March 31, 1998 would have been 1.49 to 1. Such restriction applies to draws under the Senior Credit Facilities since such indebtedness is guaranteed by UATC. As of March 31, 1998, on such pro forma basis United Artists would have been able to draw approximately $369.0 million under the Senior Credit Facilities in compliance with such covenants. UATC is also prohibited from making "restricted payments," which generally constitute

UATC making distributions on its capital stock, acquiring its stock or the stock of an affiliate or making certain investments (or permitting its subsidiaries to engage in any of the foregoing activities) unless UATC could incur additional indebtedness pursuant to the debt incurrence test described above, the amount of such distributions and payments does not exceed the amount available under a "basket" and no "default" or "event of default" exists thereunder. The amount of this basket includes 50.0% of UATC's "consolidated adjusted net income" (as defined in the Participation Agreement) accumulated since May 12, 1992 (or if UATC has a loss, less 100.0% of such loss) and the aggregate net proceeds received by UATC after May 12, 1992 as capital contributions from the Company. At March 31, 1998 the basket was approximately $45.8 million. After giving effect to the Transactions and the contribution to UATC of certain of the proceeds of the issuances of the Fixed Rate Notes and Floating Rate Notes, the basket would have been approximately $155.8 million at March 31, 1998. The amounts available for distribution to the Company under the basket, therefore, will be initially insufficient to repay the principal amount of the indebtedness of the Company. Accordingly, unless the amount of the basket increases, the Company will be unable to obtain funds from UATC to repay the Notes and the Exchange Notes at their maturity and will be required to attempt to refinance them. In addition, any distributions to the Company or other restricted payments by UATC (including distributions, if any, to repay the Floating Rate Notes and the Floating Rate Exchange Notes which mature six months prior to the Fixed Rate Notes and Fixed Rate Exchange Notes) will decrease the basket available to permit the Company to make interest and principal payments on the Notes and the Exchange Notes or otherwise. For UATC to make distributions to the Company after the $155.8 million basket is utilized, UATC will need to generate net income or receive additional equity contributions. UATC is generally prohibited from transferring assets to the Company. To the extent that the 1995 Sale Leaseback requirements are not met so that UATC cannot distribute amounts to the Company to pay the interest and principal payments on the Notes and the Exchange Notes, UATC will not be able to make such distributions unless the 1995 Sale Leaseback is amended or unwound, which could be at a substantial cost to United Artists. There also can be no assurance that United Artists would be able to amend or unwind the 1995 Sale Leaseback.

  The computations of the "consolidated fixed charge coverage ratio" and the restricted payments basket are based on estimates and interpretations. As a result of these estimates and interpretations, there can be no assurance that the Company's computations of such ratio and basket will not be contested. For example, UATC will recognize the interest expense on the Senior Credit Facilities because UATC will guarantee these facilities, which will decrease the restricted payments basket. If UATC distributes cash to the Company to pay such interest expense, the Participation Agreement could be interpreted by a third party as requiring a second decrease to the basket in the amount of the distribution, resulting in a "double-counting" of the interest expense when computing the restricted payments basket. The Company is currently not aware of any third party contesting the calculation of the restricted payments basket or the consolidated fixed charge coverage ratio.

  Further, any distributions by UATC to the Company will be in the form of dividends. Applicable law requires that the Board of Directors of UATC determine that any dividend will not render UATC insolvent. If the Board of Directors of UATC is unable to make such determination, UATC will not be able to pay a dividend, and United Artists will not have access to the funds of UATC.

  If a Lease Event of Default (as defined in the 1995 Sale Leaseback) occurs, the owner trustee under the 1995 Sale Leaseback may terminate the lease and may transfer the properties to UATC (in which case UATC would be required to pay liquidated damages as calculated pursuant to the 1995 Sale Leaseback) or may repossess or relet the properties. The 1995 Sale Leaseback also contains certain other restrictive covenants. The Participation Agreement and certain other agreements related to the 1995 Sale Leaseback have been filed by United Artists with the Commission and the foregoing discussion of the terms and conditions of such agreements is qualified in its entirety to reference to the agreements themselves. See "Restrictions Imposed by the 1995 Sale Leaseback" and "Available Information."

SUBSTANTIAL OPERATING LEASE COMMITMENTS

  United Artists leases many of its theatres pursuant to non-cancelable operating leases. For the twelve months ended March 31, 1998 the amount paid under UATC's non-cancelable operating leases was $81.6 million. United

Artists expects to fund payments under these leases from theatre operations, although no assurance exists that the revenue from such operations will be sufficient to make these rent payments and pay other theatre operating expenses. In addition, the lease payments decrease UATC's "consolidated fixed charge coverage ratio" under the Participation Agreement, which affects the ability of UATC and its subsidiaries to incur additional indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESTRICTIONS IMPOSED BY THE INDENTURE, THE OTHER INDENTURE AND THE SENIOR CREDIT FACILITIES

  The Senior Credit Facilities require the Company to maintain specified financial ratios and to meet certain financial tests, which become more restrictive over time pursuant to the terms of the Senior Credit Facilities. The Indenture, the indenture pursuant to which the Other Notes were issued (the "Other Indenture") (which Other Indenture contains restrictions that are substantially equivalent to those in the Indenture) and the Senior Credit Facilities contain additional restrictions on the ability of the Company to incur additional indebtedness, make investments, capital expenditures, acquisitions or asset dispositions, create or incur liens, make certain payments and dividends or merge or consolidate. There can be no assurance that the Company can maintain such ratios or that such covenants will not adversely affect United Artists' ability to finance its future operations or capital needs or engage in business activities that may be in the best interests of United Artists. Failure to comply with the restrictions contained in either the Senior Credit Facilities or the Other Indenture could lead to an event of default thereunder, which could result in an acceleration of such indebtedness, or in the case of the Senior Credit Facilities, a blockage of payments on the Exchange Notes prior to acceleration. There can be no assurance that the Company would have access to sufficient resources to pay its obligations under the Senior Credit Facilities, the Fixed Rate Notes, the Fixed Rate Exchange Notes, the Floating Rate Notes or the Floating Rate Exchange Notes if such indebtedness were to be accelerated. See "Description of Certain Indebtedness--Senior Credit Facilities."

SUBORDINATION OF EXCHANGE NOTES

  The Exchange Notes will be general unsecured indebtedness of the Company, subordinated in right of payment to all existing and future Senior Indebtedness, including all obligations under the Senior Credit Facilities. The Exchange Notes will also be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including certain of the Company's subsidiaries' (including UATC's and UAR's) guarantees of the Senior Credit Facilities. The Exchange Notes will rank pari passu with the Other Notes and Other Exchange Notes. At May 31, 1998, the Company and its subsidiaries had approximately $644.9 million of indebtedness (excluding trade payables) outstanding, consisting of $310.0 million of Senior Indebtedness of the Company (guaranteed by certain of the Company's subsidiaries), $59.9 million of other indebtedness of the Company's subsidiaries, and $275.0 million representing the Fixed Rate Notes and Floating Rate Notes. In addition, on May 31, 1998 the Company had additional delayed draw and revolving credit availability of $140.0 million under the Senior Credit Facilities, all of which would be Senior Indebtedness, if borrowed. Additional Senior Indebtedness may be incurred by the Company and additional indebtedness may be incurred by the Company or its subsidiaries, in each case from time to time, subject to certain restrictions. As a result of the subordination provisions contained in the Indenture and the Other Indenture, in the event of a liquidation or insolvency of the Company, the assets of the Company will be available to pay obligations on the Exchange Notes and the Other Exchange Notes only after all Senior Indebtedness has been paid in full, and there may be insufficient assets remaining to pay amounts due on any or all of the Exchange Notes and the Other Exchange Notes then outstanding. In addition, the capital stock of UATC, UAR and certain of the Company's other subsidiaries and certain intercompany notes are pledged to secure the indebtedness under the Senior Credit Facilities. Upon any payment or distribution of assets of the Company in a total or partial liquidation, dissolution, reorganization or similar proceeding, the holders of Senior Indebtedness will be entitled to receive payment in full before the holders of the Exchange Notes are entitled to receive any payment. In addition, under certain circumstances, no payment of principal or interest may be made on the Exchange Notes if a payment default or certain other defaults exist with respect to certain Senior Indebtedness. See "Description of the Exchange Notes--Ranking and Subordination," "Description of the Other Exchange Notes" and "Description of Certain Indebtedness--Senior Credit Facilities."

HOLDING COMPANY STRUCTURE; SOURCE OF REPAYMENT OF EXCHANGE NOTES; EFFECTIVE SUBORDINATION OF EXCHANGE NOTES TO INDEBTEDNESS OF SUBSIDIARIES

  As a holding company that conducts virtually all of its business through subsidiaries, the Company has no source of operating cash flow other than from dividends and distributions from its subsidiaries. See "Restrictions Imposed by the 1995 Sale Leaseback." To pay cash interest on the Exchange Notes and to repay the principal amount of the Exchange Notes at maturity, or to redeem or repurchase the Exchange Notes, the Company will be required to obtain dividends or distributions from its subsidiaries, refinance its indebtedness (including the Floating Rate Notes and Floating Rate Exchange Notes, which mature six months prior to the Fixed Rate Notes and the Fixed Rate Exchange Notes) or obtain funds in a public or private equity or debt offering by it. The Indenture, the Other Indenture and the Senior Credit Facilities will, however, limit the Company's ability to incur additional indebtedness.

  If the Company is required to conduct an offering of its capital stock or to refinance the Exchange Notes, its ability to do so on acceptable terms, if at all, will be affected by several factors, including financial market conditions and the value and performance of the Company at the time of such offering or refinancing, which in turn may be affected by many factors, including economic and industry cycles. There can be no assurance that an offering of the Company's capital stock or a refinancing of the Exchange Notes can or will be completed on satisfactory terms, that such offering or refinancing would be sufficient to enable the Company to make any payments with respect to the Exchange Notes if required or that such offering or refinancing would be permitted by the terms of the debt instruments of the Company and its subsidiaries then in effect.

  The Company's subsidiaries, including UATC and UAR, will have no obligation to pay amounts due on the Exchange Notes and will not guarantee the Exchange Notes. Certain of the Company's subsidiaries, including UATC and UAR, do, however, guarantee the Company's obligations under the Senior Credit Facilities. Therefore, the Exchange Notes will be effectively subordinated to all obligations under the Senior Credit Facilities and to all existing liabilities of the Company's subsidiaries, including trade payables. As of May 31, 1998, after giving effect to the Transactions (including the redemption of the Senior Secured Notes), the total liabilities of the Company's subsidiaries on a consolidated basis would have been approximately $507.7 million, including the guarantees of the Company's indebtedness under the Senior Credit Facilities. Any rights of the Company and its creditors, including the holders of the Exchange Notes and the Other Exchange Notes, to recover on the assets of any of the Company's subsidiaries to satisfy indebtedness upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary's creditors, including the lenders under the Senior Credit Facilities and trade creditors.

PURCHASE OF EXCHANGE NOTES UPON A CHANGE OF CONTROL

  Upon a Change of Control, the Company is required to offer to purchase all outstanding Fixed Rate Exchange Notes and Floating Rate Exchange Notes at 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase. The source of funds for any such purchase would be the Company's available cash or cash generated from other sources, including dividends from subsidiaries, borrowings, sales of assets, sales of equity or funds provided by new controlling persons. A Change of Control would also give the lenders under the Senior Credit Facilities the right to require the Company to repay all indebtedness then outstanding thereunder. There can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required purchases of validly tendered Fixed Rate Exchange Notes and Floating Rate Exchange Notes and to repay any other indebtedness then in default. See "Description of the Exchange Notes--Repurchase of Exchange Notes upon a Change of Control," "Description of the Other Exchange Notes" and "Description of Certain Indebtedness--Senior Credit Facilities."

ABSENCE OF PUBLIC MARKET FOR THE EXCHANGE NOTES

  The Exchange Notes are a new issue of securities for which there is currently no trading market. Although Merrill Lynch has informed United Artists that it currently intends to make a market in the Exchange Notes, it is not obligated to do so, and any such market making may be discontinued at any time without notice. There can be no assurance that an active trading market for the Exchange Notes will develop. If a market were to develop, the Exchange Notes could trade at prices that may be lower than their initial offering price for many reasons, including prevailing interest rates, the markets for similar securities, general economic conditions and the financial condition and performance of, and prospects for, United Artists and other factors. See "Exchange Offer; Registration Rights."

CONTROLLING STOCKHOLDERS

  Affiliates of Merrill Lynch Capital Partners, Inc. (the "Merrill Lynch Group") hold approximately 90.8% of the Company's outstanding voting stock and, accordingly, have the power to control all matters submitted to the stockholders of the Company, elect all of the directors of the Company, appoint new management and approve any action requiring the approval of the holders of the Common Stock, including adopting amendments to the Company's certificate of incorporation and approving mergers or sales of all or substantially all of the Company's assets in each case subject to whatever contractual restrictions apply to the Company, including the Indenture, the Other Indenture and the Senior Credit Facilities. The interests of the Merrill Lynch Group may differ from the interests of holders of the Exchange Notes. See "Management--Directors and Executive Officers of the Company" and "Certain Transactions."

RISKS ASSOCIATED WITH FRAUDULENT CONVEYANCE LIABILITY

  Management of United Artists believes that the indebtedness represented by the Fixed Rate Notes and the Floating Rate Notes, and to the extent exchanged for the Notes and Other Notes, the Exchange Notes and Other Exchange Notes, was incurred for proper purposes and in good faith, and that as a result of, and after giving effect to, the Note Offering, the Exchange Offer and the Other Exchange Offer, based on forecasts, asset valuations and other financial information, the Company was and will be solvent, had and will have sufficient capital for carrying on its business and was and is able to pay its debts as they mature. See "Risk Factors--Ability to Service Debt; Substantial Indebtedness." If under relevant federal and state fraudulent conveyance statutes in a bankruptcy, reorganization or rehabilitation case or similar proceeding or a lawsuit by or on behalf of unpaid creditors of the Company, a court were to find that, at the time of the incurrence of such indebtedness,
(i) the Company incurred such indebtedness with the intent of hindering, delaying or defrauding current or future creditors or (ii) (A) the Company received less than reasonably equivalent value or fair consideration for incurring such indebtedness and (B) the Company, (1) was insolvent or was rendered insolvent by reason of such incurrence, (2) was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital, (3) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured (as all of the foregoing terms are defined in or interpreted under such fraudulent conveyance statutes) or (4) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if in either case, after final judgment, the judgment is unsatisfied), such court could avoid or further subordinate the Exchange Notes to presently existing and future indebtedness of the Company and take other action detrimental to the holders of the Exchange Notes, including under certain circumstances, invalidating the Exchange Notes and requiring the holders of the Exchange Notes to repay amounts previously received thereon.

  The measure of insolvency for purposes of the foregoing considerations varies depending upon the federal or local law that is being applied in any such proceeding. Generally, however, the Company would be considered insolvent if, at the time it issues the Exchange Notes, either: (i) the fair market value (or fair saleable value) of its assets is less than the amount required to pay its total existing debts and liabilities (including the probable liability on contingent liabilities) as they become absolute and mature or
(ii) it is incurring debts beyond its ability to pay as such debts mature.

  The Company believes that at the time of the issuance of the Notes, the Other Notes and the Exchange Notes, the Company: (i) (A) was and will be neither insolvent nor rendered insolvent thereby, (B) had and will have sufficient capital to operate its business effectively and (C) was and will be incurring debts within its ability to pay as the same mature or become due; and (ii) was and will have sufficient resources to satisfy any probable money judgment against it in any pending action. These beliefs are based on the Company's operating history and analysis of internal cash flow projections and estimated values of assets and liabilities of United Artists at the time of the Exchange Offer and the time of the offering of the Fixed Rate Notes and the Floating Rate Notes. Since each of the components of the question of whether the incurrence of the indebtedness represented by the Fixed Rate Notes and the Floating Rate Notes is inherently fact-based and fact-specific, there can be no assurance that such analysis will prove to be correct or that a court passing on such questions would reach the same conclusions. Special counsel for the Company will not express any opinion as to federal or state laws relating to fraudulent transfers.

DEPENDENCE ON KEY PERSONNEL

  United Artists' success will depend, in large part, on the efforts, abilities and experience of its executive officers and other key employees. The loss of the services of one or more of such individuals could have a material adverse effect on United Artists' business. United Artists has employment agreements with certain of its executive officers, which, as amended in May 1998, expire in December 1998, 1999 or 2000, with subsequent one or two year extensions (absent notice to the contrary by either United Artists or the employee). United Artists does not maintain key-man life insurance with respect to any of its executive officers or key employees. In connection with United Artists' corporate restructuring United Artists' previous chief executive officer and three additional executive officers resigned from United Artists during 1996 and 1997. Another executive officer resigned in early 1998 in connection with United Artists' divestiture of its remaining international operations. See "Management."

RISKS OF FUTURE ACQUISITIONS

  While United Artists has no immediate acquisition plans, United Artists' growth strategy may from time to time involve the strategic acquisition of additional theatres or theatre companies. There is substantial competition for attractive acquisition candidates. There can be no assurance that United Artists will be able to acquire suitable acquisition candidates at reasonable prices or terms or that it will be able to successfully integrate acquired operations into its existing operations. There also can be no assurance that future acquisitions will not have an adverse effect upon United Artists' operating results, particularly in the quarters immediately following the completion of an acquisition while the operations of an acquired business are being integrated. Once integrated, acquired theatres may not achieve levels of revenue or profitability comparable with those achieved by United Artists' existing theatres, or otherwise perform as expected. Additionally, expansion of United Artists' theatre circuit involves the risk that United Artists might not effectively manage such growth and that significant additional debt may be incurred in connection with acquisitions. See "Business--Business and Operating Strategy."

EXCHANGE OFFER PROCEDURES

  Issuance of the Exchange Notes in exchange for Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Exchange Agent of such Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Notes desiring to tender such Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of Notes for exchange. Notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof and, upon consummation of the Exchange Offer, the registration rights under the Registration Rights Agreement generally will terminate. In addition, any holder of Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale. Each broker-dealer that receives Exchange Notes for its own account in exchange for Notes, where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. To the extent that Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Notes could be adversely affected. See "The Exchange Offer."

RESTRICTIONS ON TRANSFER

  The Notes were offered and sold by the Company in a private offering exempt from registration pursuant to the Securities Act and have been resold pursuant to Rule 144A and Regulation S under the Securities Act. As a result, the Notes may not be reoffered or resold by purchasers except pursuant to an effective registration statement under the Securities Act, or pursuant to an applicable exemption from such registration, and the Notes are legended to restrict transfer as aforesaid. Each holder of Notes (other than any holder who is an affiliate or promoter of the Company) who duly exchanges Notes for Exchange Notes in the Exchange Offer will receive Exchange Notes that are freely transferable under the Securities Act. Holders of Notes who participate in the Exchange Offer should be aware, however, that if they accept the Exchange Offer for the purpose of engaging in a distribution, the Exchange Notes may not be publicly reoffered or resold without complying with the registration and prospectus delivery requirements of the Securities Act. As a result, each holder of Notes accepting the Exchange Offer will be deemed to have represented, by its acceptance of the Exchange Offer, that it acquired the Exchange Notes in the ordinary course of business and that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes. If existing Commission interpretations permitting free transferability of the Exchange Notes following the Exchange Offer are changed prior to consummation of the Exchange Offer, the Company will use its best efforts to register the Notes for resale under the Securities Act. See "Prospectus Summary--The Exchange Offer" and "Description of the Exchange Notes--Registration Rights."

  The Notes currently may be sold pursuant to the restrictions set forth in Rule 144A or Regulation S, or pursuant to another available exemption under the Securities Act, without registration under the Securities Act. To the extent that Notes are tendered and accepted in the Exchange Offer, the trading market for the untendered and tendered but unaccepted Notes could be adversely affected.

                              THE EXCHANGE OFFER

  The following discussion sets forth or summarizes what the Company believes are the material terms of the Exchange Offer, including those set forth in the Letter of Transmittal distributed with this Prospectus. This summary is qualified in its entirety by reference to the full text of the documents underlying the Exchange Offer, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part, and are incorporated by reference herein.

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  The Notes were sold by the Company on April 21, 1998, and were subsequently resold to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to certain persons in transactions outside the United States in reliance on Regulation S under the Securities Act. In connection with the Note Offering, the Company entered into the Registration Rights Agreement, which requires, among other things, that promptly following the completion of the Transactions, the Company to (i) file with the Commission a registration statement under the Securities Act with respect to an issue of new notes of the Company containing terms substantially identical in all material respects to the Notes, (ii) use its best efforts to cause such registration statement to be declared effective by the Commission under the Securities Act and (iii) upon the effectiveness of that registration statement, promptly commence the Exchange Offer, it being the objective of the Exchange Offer to enable each holder (other than certain broker-dealers) eligible and electing to exchange their Notes for Exchange Notes (assuming that such holder that is not an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, acquires the Exchange Notes in the ordinary course of such holder's business and has no arrangements or understandings with any person to participate in the Exchange Offer for the purpose of distributing the Exchange Notes) to trade such Exchange Notes from and after their receipt without any limitations or restrictions under the Securities Act and without material restrictions under the securities law of a substantial proportion of the several states of the United States. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The term "Holder" with respect to the Exchange Offer means any person in whose name the Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder.

  Because the Exchange Offer is for any and all Notes, the number of Notes tendered and exchanged in the Exchange Offer will reduce the principal amount of Notes outstanding. Following the consummation of the Exchange Offer, Holders of the Notes who did not tender their Notes generally will not have any further registration rights under the Registration Rights Agreement, and such Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Notes could be adversely affected. The Notes are currently eligible for sale pursuant to Rule 144A through the PORTAL System of the National Association of Securities Dealers, Inc. Because the Company anticipates that most Holders of Notes will elect to exchange such Notes for Exchange Notes due to the absence of restrictions on the resale of Exchange Notes under the Securities Act, the Company anticipates that the liquidity of the market for any Notes remaining after the consummation of the Exchange Offer may be substantially limited.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Notes accepted in the Exchange Offer. Holders may tender some or all of their Notes pursuant to the Exchange Offer. However, Notes may be tendered only in integral multiples of $1,000.

  The form and terms of the Exchange Notes are the same as the form and terms of the Notes except that (i) the Exchange Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (ii) the holders of the Exchange Notes generally will not be entitled to certain rights under the Registration Rights Agreement, which rights generally will terminate upon consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Notes and will be entitled to the benefits of the Indenture.

  Holders of Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder, including Rule 14e-1 thereunder.

  The Company shall be deemed to have accepted validly tendered Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the Exchange Notes from the Company.

  If any tendered Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

  Holders who tender Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time, on September 11, 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended.

  To extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice, followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

  The Company reserves the right, in its reasonable judgment, (i) to delay accepting any Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "--Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, the Company will extend the Exchange Offer for a period of five to ten business days if the Exchange Offer would otherwise expire during such five to ten business-day period.

  If the Company does not consummate the Exchange Offer, or, in lieu thereof, the Company does not file and cause to become effective a resale shelf registration for the Notes within the time periods set forth herein, liquidated damages will accrue and be payable on the Notes either temporarily or permanently. See "Exchange Offer; Registration Rights."

  Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON EXCHANGE NOTES

  The Exchange Notes will bear interest from April 21, 1998, the date of issuance of the Notes that are tendered in exchange for the Exchange Notes (or the most recent Interest Payment Date to which interest on such Notes has been paid). Accordingly, Holders of Notes that are accepted for exchange will not receive interest that is accrued but unpaid on the Notes at the time of tender, but such interest will be payable on the first Interest Payment Date after the Expiration Date. Interest on the Exchange Notes will be payable quarterly on January 15, April 15, July 15 and October 15 of each year, commencing October 15, 1998.

PROCEDURES FOR TENDERING

  Only a Holder of Notes may tender such Notes in the Exchange Offer. To tender in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Notes and any other required documents, to the Exchange Agent so as to be received by the Exchange Agent at the address set forth below prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the Exchange Agent prior to the Expiration Date.

  By executing the Letter of Transmittal, each Holder will make to the Company the representation set forth below in the second paragraph under the heading "--Resale of Exchange Notes."

  The tender by a Holder and the acceptance thereof by the Company will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  THE METHOD OF DELIVERY OF NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf.

  Signatures on the Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined) unless the Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule l7Ad-15 under the Exchange Act (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered Holder of any Notes listed therein, such Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Holder as such registered Holder's name appears on such Notes with the signature thereon guaranteed by an Eligible Institution.

  If the Letter of Transmittal or any Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Notes at the Depository for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Depository's system may make book-entry delivery of the Notes by causing the Depository to transfer such Notes into the Exchange Agent's account with respect to the Notes in accordance with the Depository's procedures for such transfer. Although delivery of the Notes may be effected through book-entry transfer into the Exchange Agent's account at the Depository, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the Depository does not constitute delivery to the Exchange Agent.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Notes and withdrawal of tendered Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Notes not properly tendered or any Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right, in its reasonable judgment, to waive any defects, irregularities or conditions of tender as to particular Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Holders of defects or irregularities with respect to tenders of Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Notes and (i) whose Notes are not immediately available, (ii) who cannot deliver their Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

    (a) the tender is made through an Eligible Institution;

    (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed notice of guaranteed delivery ("Notice of Guaranteed Delivery") (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Notes and the principal amount of Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Notes (or a confirmation of book-entry transfer of such Notes into the Exchange Agent's account at the Depository) and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Notes in proper form for transfer (or a confirmation of book-entry transfer of such Notes into the Exchange Agent's account at the Depository) and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWALS OF TENDERS

  Except as otherwise provided herein, tenders of Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

  To withdraw a tender of Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Notes to be withdrawn (the "Depositor"), (ii) identify the Notes to be withdrawn (including the certificate number(s) and principal amount of such Notes, or, in the case of Notes transferred by book-entry transfer, the name and number of the account at the Depository to be credited), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Notes register the transfer of such Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Notes so withdrawn are validly retendered. Any Notes which have been tendered but which are not accepted for exchange will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

  The Exchange Offer will not be subject to any conditions, other than that the Exchange Offer, or the making of any exchange by a Holder, does not violate applicable law or any applicable interpretation of the staff of the Commission and that the Company will not be required to consummate the Exchange Offer if:

    (a) there is in effect any law, statute, rule, regulation or interpretation of the Commission or any other governmental authority, or any order, decree or judgment, which, in the reasonable opinion of counsel to the Company satisfactory to the Initial Purchaser, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

    (b) any governmental approval has not been obtained, which approval of the Company shall, in its reasonable judgment, deem necessary for the consummation of the Exchange Offer.

  If any of the conditions are not satisfied, the Company may (i) refuse to accept any Notes and return all tendered Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Notes (see "--Withdrawals of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, the Company will extend the Exchange Offer for a period of five to ten business days if the Exchange Offer would otherwise expire during such five to ten business-day period.

EXCHANGE AGENT

  State Street Bank and Trust Company of Missouri, N.A., will act as Exchange Agent for the Exchange Offer.

  Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for copies of the Notice of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:

  By Registered or Certified Mail:

  State Street Bank and Trust Company of Missouri, N.A.
  Two International Place, 4th Floor
  Boston, MA 02110
  Attention: Corporate Trust Department
           Kellie Mullen

  By Overnight Courier or By Hand:

  State Street Bank and Trust Company of Missouri, N.A.
  61 Broadway, 15th Floor
  New York, NY 10016
  Attention: Corporate Trust Department

  By Facsimile (for eligible institutions only) :

  (617) 664-5290
  Attention: Corporate Trust Department

  Confirm by Telephone:

  (617) 664-5587

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone, facsimile or in person by officers and regular employees of the Company and its affiliates.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and reimburse it for its reasonable out-of-pocket expenses in connection therewith and pay other registration expenses, including fees and expenses of the Trustee, filing fees, blue sky fees and printing and distribution expenses.

  The Company will pay all transfer taxes, if any, applicable to the exchange of the Notes pursuant to the Exchange Offer. If, however, certificates representing the Exchange Notes or the Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Notes tendered, or if tendered Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of the Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder.

ACCOUNTING TREATMENT

  The Exchange Notes will be recorded at the same carrying value as the Notes, which is the aggregate principal amount of the Notes, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized in connection with the Exchange Offer. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

RESALE OF EXCHANGE NOTES

  Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Notes may be offered for resale, resold and otherwise transferred by any Holder of such Exchange Notes (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such Holder's business and such Holder does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of such Exchange Notes. Any Holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes may not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co., Incorporated (available June 5, 1991) or similar no-action letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the Exchange Notes. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K of the Securities Act. Each broker-dealer that receives Exchange Notes for its own account in exchange for Notes, where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

  By tendering in the Exchange Offer, each Holder will represent to the Company that, among other things, (i) the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is a Holder, (ii) neither the Holder nor any such other person is engaged or intends to engage in, or has an arrangement or understanding with any person to participate in, the distribution of such Exchange Notes and (iii) the Holder and such other person acknowledge that if they participate in the Exchange Offer for the purpose of distributing the Exchange Notes (a) they must, in the absence of an exemption therefrom, comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes and cannot rely on the no-action letters referenced above and (b) failure to comply with such requirements in such instance could result in such Holder or such other person incurring liability under the Securities Act for which such persons are not indemnified by the Company. Further, by tendering in the Exchange Offer, each Holder or person receiving the Exchange Notes acquired pursuant thereto that may be deemed an "affiliate" (as defined under Rule 405 of the Securities Act) of the Company will represent to the Company that such Holder understands and acknowledges that the Exchange Notes may not be offered for resale, resold or otherwise transferred by that Holder or such other person without registration under the Securities Act or an exemption therefrom.

  As set forth above, affiliates of the Company are not entitled to rely on the foregoing interpretations of the staff of the Commission with respect to resales of the Exchange Notes without compliance with the registration and prospectus delivery requirements of the Securities Act. In connection with the Note Offering, the Company entered into the Registration Rights Agreement pursuant to which the Company agreed to file and maintain, subject to certain limitations, a registration statement that would allow Merrill Lynch to engage in market-making transactions with respect to the Notes or the Exchange Notes. The Company has agreed to bear all registration expenses incurred under such agreement, including printing and distribution expenses, reasonable fees of counsel, blue sky fees and expenses, reasonable fees of independent accountants in connection with the preparation of comfort letters, and Commission and the National Association of Securities Dealers, Inc. filing fees and expenses.

CONSEQUENCES OF FAILURE TO EXCHANGE

  As a result of the making of this Exchange Offer, the Company will have fulfilled certain of its obligations under the Registration Rights Agreement, and Holders of Notes who do not tender their Notes generally will not have any further registration rights under the Registration Rights Agreement or otherwise. Accordingly, any

Holder of Notes that does not exchange that Holder's Notes for Exchange Notes will continue to hold the untendered Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture, except to the extent that such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer.

  The Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Notes may be resold only (i) to the Company (upon redemption thereof or otherwise), (ii) pursuant to an effective registration statement under the Securities Act, (iii) so long as the Notes are eligible for resale pursuant to Rule 144A, to a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, (iv) outside the United States to a foreign person pursuant to the exemption from the registration requirements of the Securities Act provided by Regulation S thereunder, (v) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or (vi) to an institutional accredited investor in a transaction exempt from the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States. See "Risk Factors--Restrictions on Transfer."

OTHER

  Participation in the Exchange Offer is voluntary and Holders should carefully consider whether to accept. Holders of the Notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

  The Company may in the future seek to acquire untendered Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plans to acquire any Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any untendered Notes.

  The Exchange Offer is not being made to, nor will the Company accept surrenders for exchange from, Holders of Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. The Registration Rights Agreement provides that the Company will use its best efforts to register or qualify the Exchange Notes under applicable state securities or blue sky laws of certain jurisdictions and to do other acts which may be reasonably necessary or advisable to enable holders of Notes to consummate the disposition of their Notes.

         CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

  The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to Holders. Certain Holders of the Notes (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. Each Holder of a Note should consult his, her or its own tax advisor as to the particular tax consequences of exchanging such Holder's Notes for Exchange Notes, including the applicability and effect of any state, local or foreign tax laws.

  The issuance of the Exchange Notes to Holders of the Notes pursuant to the terms set forth in this Prospectus will not constitute an exchange for federal income tax purposes. Consequently, no gain or loss would be recognized by Holders of the Notes upon receipt of the Exchange Notes, and ownership of the Exchange Notes will be considered a continuation of ownership of the Notes. For purposes of determining gain or loss upon the subsequent sale or exchange of the Exchange Notes, a Holder's basis in the Exchange Notes should be the same as such Holder's basis in the Notes exchanged therefor. A Holder's holding period for the Exchange Notes should include the Holder's holding period for the Notes exchanged therefor. The issue price and other tax characteristics of the Exchange Notes should be identical to the issue price and other tax characteristics of the Notes exchanged therefor.

  See also "Description of Certain Federal Income Tax Consequences of an Investment in the Exchange Notes."

                         THE REFINANCING TRANSACTIONS

  On April 21, 1998, the Company (i) issued the Fixed Rate Notes; (ii) issued the Floating Rate Notes and (iii) entered into $450.0 million of the Senior Credit Facilities, consisting of $350.0 million of term loans and a $100.0 million senior secured revolving credit facility. Approximately $170 million of the term loan portion of the Senior Credit Facilities were available on a delayed term basis, of which approximately $125 million was drawn as of May 31, 1998. On April 21, 1998, the Company caused UATC to repay the Prior Credit Facilities. On May 1, 1998, the Company redeemed all of its outstanding Preferred Stock and on May 21, 1998, the Company caused UATC to redeem UATC's Senior Secured Notes. See "Use of Proceeds."

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the Exchange Offer. The following table sets forth the actual sources and uses of funds in connection with the Transactions. The proceeds to the Company from the issuances of the Fixed Rate Notes, the Floating Rate Notes and the borrowings under the Senior Credit Facilities were used: (i) to redeem all of the outstanding Preferred Stock of the Company; (ii) to repay UATC's Prior Credit Facilities; (iii) to redeem UATC's Senior Secured Notes; and (iv) to pay related fees and expenses. See "The Transactions," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of the Exchange Notes."

                                                                      AMOUNT
                                                                   -------------
   SOURCES OF FUNDS:
   -----------------                                               (IN MILLIONS)
   Senior Credit Facilities.......................................    $303.5
   Fixed Rate Notes...............................................     225.0
   Floating Rate Notes............................................      50.0
                                                                      ------
     Total........................................................    $578.5
                                                                      ======
   USES OF FUNDS:
   --------------
   Redemption of Preferred Stock..................................    $159.2
   Repayment of Prior Credit Facilities...........................     272.9
   Redemption of Senior Secured Notes.............................     129.4
   Transaction fees and expenses..................................      17.0
                                                                      ------
     Total........................................................    $578.5
                                                                      ======

                                CAPITALIZATION

  The following table sets forth the capitalization as of March 31, 1998, of United Artists: (i) on an actual historical basis; and (ii) on a pro forma basis after giving effect to the Transactions as if they had occurred on such date. The following table should be read in conjunction with "The Transactions," "Use of Proceeds," "Selected Historical Consolidated Financial Information" and the Consolidated and Condensed Consolidated Financial Statements of the Company, and the notes thereto, appearing elsewhere in this Prospectus.

                             AS OF MARCH 31, 1998
                             ------------------------
                                              AS
                              ACTUAL     ADJUSTED(1)
                             ----------  ------------
                             (DOLLARS IN MILLIONS)
Cash and cash equivalents... $      7.3    $      7.3
                             ==========    ==========
Debt:
  Senior Credit
   Facilities(2)............ $       --    $    279.7
  Prior Credit Facilities...      243.5           --
  Senior Secured Notes......      125.0           --
  Prop I Mortgage Notes(3)..       46.0          46.0
  Other indebtedness(4).....       15.2          15.2
  Fixed Rate Notes..........        --          225.0
  Floating Rate Notes.......        --           50.0
                             ----------    ----------
    Total debt..............      429.7         615.9
Stockholders' deficit:
  Preferred Stock(5)........      200.6           --
  Common Stock..............        0.1           0.1
  Additional paid-in
   capital(5)(6)............        9.7          52.9
  Accumulated deficit(5)....     (228.5)       (238.5)
  Cumulative foreign
   currency translation
   adjustment...............       (0.3)         (0.3)
  Less: Treasury stock......       (1.8)         (1.8)
                             ----------    ----------
    Total stockholders'
     deficit................      (20.2)       (187.6)
                             ----------    ----------
Total capitalization........ $    409.5    $    428.3
                             ==========    ==========

--------
(1) Gives effect to the Transactions as if they had been consummated on March 31, 1998. The actual amounts required for (i) the redemption of the Preferred Stock, (ii) the repayment of the Prior Credit Facilities, and
    (iii) the redemption of the Senior Secured Notes were approximately $159.2 million, $272.9 million, and $129.4 million, respectively (including accrued dividends, interest and prepayment premiums). See "Use of Proceeds."
(2) The Company had additional availability of $146.5 million under the Senior Credit Facilities after completion of the Transactions. See "Description of Certain Indebtedness--Senior Credit Facilities."
(3) The Prop I Mortgage Notes (as defined) are obligations of a subsidiary of the Company and bear interest at 11.15% per annum. Principal and interest are payable in monthly installments with a lump sum payment of principal and accrued but unpaid interest due on November 1, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Description of Certain Indebtedness--Prop I Mortgage Notes." Approximately $45.0 million of the Senior Credit Facilities is intended to be available for the repayment of the Prop I Mortgage Notes upon the maturity thereof on a delayed draw basis.
(4) Other indebtedness consists of: (i) $4.6 million of non-interest bearing promissory notes issued by UAR; and (ii) $10.6 million of various term loans, mortgage notes, capital leases and other borrowings of UATC.
(5) In connection with the redemption of the Preferred Stock, the repayment of the Prior Credit Facilities and the redemption of the Senior Secured Notes, United Artists recorded an increase to additional paid in capital on redemption of the Preferred Stock and recorded an extraordinary loss on the early extinguishment of debt. Had the redemption of the Preferred Stock occurred on March 31, 1998, United Artists would have recorded the difference of $43.2 million between the carrying value of $200.6 million and the redemption value of $157.4 million as an increase to additional paid in capital. Had the repayment of the Prior Credit Facilities and the redemption of the Senior Secured Notes occurred on March 31, 1998, United Artists would have recorded an extraordinary loss on the early extinguishment of debt of approximately $10.0 million, consisting of $5.4 million in premiums and $4.6 million of deferred costs written-off. The actual amount required for the redemption of the Preferred Stock was approximately $159.2 million. See "Use of Proceeds."
(6) Pro forma additional paid-in capital reflects: (i) beginning additional paid-in capital of $9.7 million and (ii) a $43.2 million increase attributable to the difference between the Preferred Stock carrying value of $200.6 million and the redemption value of $157.4 million.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  The selected historical consolidated financial information presented below for each of the years ended December 31, 1993, 1994, 1995 and 1996 and 1997 has been derived from audited financial statements and notes thereto of the Company. The selected historical consolidated financial information for the three months ended March 31, 1997 and 1998 (unaudited) have been derived from the consolidated financial statements of the Company and the notes thereto which are included elsewhere in this Prospectus. Results for the three months ended March 31, 1997 and 1998 are not necessarily indicative of results that can be expected for an entire year. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated and Condensed Consolidated Financial Statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                  THREE MONTHS
                                                                      ENDED
                               YEAR ENDED DECEMBER 31,              MARCH 31,
                          --------------------------------------  --------------
                           1993    1994    1995    1996    1997    1997    1998
                          ------  ------  ------  ------  ------   ----    ----
                                (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS
 DATA:
Revenue:
 Admissions.............  $464.3  $447.6  $457.1  $466.5  $473.9  $121.7  $113.4
 Concession sales.......   169.6   166.7   178.2   185.1   189.6    47.7    46.6
 Other..................    10.7     9.7    14.5    27.5    22.8     5.1     4.7
                          ------  ------  ------  ------  ------  ------  ------
 Total revenue..........   644.6   624.0   649.8   679.1   686.3   174.5   164.7
                          ------  ------  ------  ------  ------  ------  ------
Costs and expenses:
 Operating expenses:
 Film rental and
  advertising...........   254.9   239.6   248.6   257.2   262.5    65.8    60.9
 Direct concession......    28.5    27.2    29.5    29.3    30.2     7.4     6.5
 Occupancy..............    54.4    55.0    58.8    64.6    67.8    16.5    17.0
 Sales and leaseback
  rental................     --      --      0.5    11.0    12.8     3.0     3.5
 Other operating........   176.8   172.7   187.5   194.9   193.7    46.0    46.1
 General and
  administrative........    30.9    33.4    35.5    35.1    24.3     6.6     5.4
 Depreciation and
  amortization..........    72.1    66.7    69.8    74.9    60.7    18.4    13.7
 Provision for
  impairment(1).........     --      --     21.0     9.5    36.0     --      --
 Restructuring charge...     3.7     --      --      1.9     0.8     --      --
                          ------  ------  ------  ------  ------  ------  ------
  Operating income
   (loss)...............    23.3    29.4    (1.4)    0.7    (2.5)   10.8    11.6
Interest expense, net...    43.5    45.3    53.3    45.4    45.6    11.4    10.4
Loss (gain) on
 disposition of assets,
 net....................     7.9     9.8     5.7    (2.7)  (28.0)    --      --
Other expense, net......     2.6     2.8     2.6     2.7     5.4     1.2     0.9
                          ------  ------  ------  ------  ------  ------  ------
  Income (loss) before
   income tax expense...   (30.7)  (28.5)  (63.0)  (44.7)  (25.5)   (1.8)    0.3
Income tax expense......     1.6     1.4     1.8     1.1     1.5     0.4     0.3
                          ------  ------  ------  ------  ------  ------  ------
Net income (loss).......  $(32.3) $(29.9) $(64.8) $(45.8) $(27.0) $ (2.2) $  --
                          ======  ======  ======  ======  ======  ======  ======
OTHER FINANCIAL DATA:
EBITDA(2)...............  $ 95.4  $ 96.1  $ 89.4  $ 85.1  $ 94.2  $ 29.2  $ 25.3
EBITDAR(2)..............   149.8   151.1   148.7   160.7   174.8    48.7    45.8
Adjusted EBITDA(3)......   100.4    97.6    91.4    90.1    98.7    30.0    26.2
Adjusted EBITDAR(3).....   153.5   151.1   148.7   162.6   175.6    48.7    45.8
Adjusted EBITDA
 margin(4)..............    15.6%   15.6%   14.1%   13.3%   14.4%   17.2%   15.9%
Adjusted EBITDAR
 margin(4)..............    23.8%   24.2%   22.9%   23.9%   25.6%   27.9%   27.8%
Ratio of EBITDA to
 interest expense(5)....    2.28x   2.18x   1.72x   1.96x   2.14x   2.65x   2.53x
Ratio of EBITDAR to
 interest and rent
 expense(5).............    1.56x   1.53x   1.34x   1.35x   1.40x   1.60x   1.50x
Ratio of Adjusted EBITDA
 to interest
 expense(5).............    2.40x   2.22x   1.76x   2.07x   2.25x   2.73x   2.62x
Ratio of Adjusted
 EBITDAR to interest and
 rent expense(5)........    1.60x   1.53x   1.34x   1.37x   1.41x   1.60x   1.50x
Statement of cash flow
 information(6):
 Net cash provided by
  (used in) operating
  activities............  $ 67.3  $ 49.7  $ 40.7  $ 30.8  $ 51.0  $ 20.7  $ (0.6)
 Net cash used in
  investing activities..   (31.2)  (54.4)   (1.6)  (56.7)   (4.6)  (22.3)  (20.2)
 Net cash provided by
  (used in) financing
  activities............   (23.8)    1.1   (19.4)    3.5   (45.7)    2.7    17.3
                          ------  ------  ------  ------  ------  ------  ------
 Net cash flow..........  $ 12.3  $ (3.6) $ 19.7  $(22.4) $  0.7  $  1.1  $ (3.5)
                          ======  ======  ======  ======  ======  ======  ======
Ratio of earnings to
 fixed charges(7).......     --      --      --      --      --      --      1.0x

                                                            THREE MONTHS
                                                                ENDED
                              YEAR ENDED DECEMBER 31,         MARCH 31,
                         ---------------------------------- -------------
                          1993   1994   1995   1996   1997   1997   1998
                         ------ ------ ------ ------ ------ ------ ------
                                     (DOLLARS  IN THOUSANDS)
OPERATING DATA:
Adjusted EBITDAR:
 Per weighted average
  theatre............... $352.9 $365.0 $363.6 $411.6 $496.0 $133.4 $138.0
 Per weighted average
  screen................   68.5   68.6   65.5   70.7   79.7   22.0   21.3
Admissions per weighted
 average screen.........  207.1  203.3  201.4  202.9  215.0   55.1   52.6
Weighted average(8):
 Operating theatres.....    435    414    409    395    354    365    332
 Operating screens......  2,242  2,202  2,270  2,299  2,204  2,209  2,154
 Screens per operating
  theatre...............    5.2    5.3    5.6    5.8    6.2    6.1    6.5
Screens added...........     32     90    137    138    132     61     23
Screens divested........    128     28     81    245    170     12     24

                                            DECEMBER 31,             MARCH 31,
                                 ----------------------------------  ---------
                                  1993   1994   1995   1996   1997     1998
                                 ------ ------ ------ ------ ------  ---------
                                       (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
Cash and cash equivalents....... $ 16.4 $ 12.8 $ 32.5 $ 10.1 $ 10.8   $  7.3
Total assets....................  737.5  717.6  665.8  612.7  563.0    560.5
Total debt......................  463.1  451.7  453.7  453.1  414.0    429.7
Total stockholders' equity
 (deficit)......................  149.4  119.5   54.6    8.4  (20.3)   (20.2)

--------
(1) Reflects non-cash charges for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" which the Company adopted in 1995.
(2) EBITDA represents operating income (loss) before depreciation, amortization, and provision for impairment. EBITDAR represents operating income (loss) before depreciation, amortization, provision for impairment, and rent expense. While EBITDA and EBITDAR are not intended to represent cash flow from operations as defined by GAAP and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, they are included herein to provide additional information with respect to the ability of United Artists to meet its future debt service, capital expenditures, rental obligations, and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) Adjusted EBITDA represents EBITDA before the effects of restructuring charges, which are not expected to recur, and non-cash rent expense which is excluded from Consolidated EBITDA as defined by the Indenture. Adjusted EBITDAR represents EBITDAR before the effects of restructuring charges. While Adjusted EBITDA and Adjusted EBITDAR are not intended to represent cash flow from operations as defined by GAAP and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP) as a measure of liquidity, they are included herein to provide additional information with respect to the ability of United Artists to meet its future debt service, capital expenditures, rental obligations, and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The ability of United Artists to use Adjusted EBITDA and Adjusted EBITDAR to meet future debt service, capital expenditures, rental obligations and working capital requirements may be limited by law, covenants contained in the Indenture or the Bank Credit Agreement or for other reasons. See "Description of Certain Indebtedness" and "Description of the Exchange Notes." Other companies may use measures other than Adjusted EBITDA and Adjusted EBITDAR to reflect their ability to meet future debt service, capital expenditures, rental obligations and working capital requirements.
(4) Defined as Adjusted EBITDA and Adjusted EBITDAR as a percentage of total revenue.
(5) "Interest expense" means interest expense recorded during the related period excluding interest income and amortization of deferred financing fees.
(6) Amounts derived from the Company's statements of cash flow.
(7) For purposes of this calculation, "earnings" consist of income (loss) before income taxes and fixed charges, and "fixed charges" consist of interest, amortization of deferred financing costs and the component of rental expense believed by United Artists to be representative of the interest factor thereon. Earnings were insufficient to cover fixed charges for each of the years ended December 31, 1993, 1994, 1995, 1996 and 1997 and for the three months ended March 31, 1997 by $29.3 million, $27.3 million, $61.7 million, $43.4 million, $22.6 million and $0.9 million, respectively. In addition, on a pro forma basis after giving effect to the Transactions as if they occurred on January 1, 1997, earnings would have been insufficient to cover fixed charges for the year ended December 31, 1997 and the three months ended March 31, 1998 by $33.4 million and $3.3 million, respectively.
(8) Weighted average operating theatres and screens represent the number of theatres and screens operated weighted by the number of days operated during the period.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIALCONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated and Condensed Consolidated Financial Statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.

OVERVIEW

 Company Background

  The Company's primary operating subsidiary, UATC, was founded in 1926 by stockholders including Mary Pickford, Douglas Fairbanks, Sam Goldwyn and Joe Schenck. During the 1980s UATC was acquired by Tele-Communications, Inc. ("TCI") and subsequently undertook a major acquisition program. By December 31, 1988, UATC operated 2,677 screens in 686 theatres principally in the south, northeast, midwest and California.

  In 1992, the Company acquired all of the outstanding stock of UATC (the "Acquisition") and began to invest internationally, streamline and rejuvenate UATC by developing new multi-screen theatres in existing and new areas of operation, renovating existing properties on a limited basis and selling or closing less productive or non-strategic theatres. In December 1996, the Company implemented a corporate restructuring and refocused its investment strategy on its core U.S. business by, among other things: (i) renovating, rebuilding, or expanding existing key locations; and (ii) accelerating the sale or closure of under-performing or non-strategic assets (including its international investments). Since January 1992, UATC has sold or closed 226 theatres (826 screens) and has added 61 theatres (619 screens), primarily through new construction. UATC's average number of screens per theatre has increased 37.5% from 4.8 at January 1, 1992 to 6.6 at March 31, 1998. See "Business--Business and Operating Strategy."

 Revenue

  United Artists' principal sources of revenue from its theatres are derived from theatrical admissions and concession sales. For the twelve months ended March 31, 1998, theatrical admissions and concession sales comprised approximately 68.8% and 27.9%, respectively, of United Artists' revenue. The remaining 3.3% of revenue for this period was derived primarily from on-screen advertising, electronic video games located in theatre lobbies, theatre rentals and other miscellaneous sources. Theatre rental revenue relates primarily to the Satellite Theatre NetworkTM business unit that rents theatres on a networked and non-networked basis for corporate meetings, seminars and other training/educational uses.

  Admissions. United Artists' admissions revenue is based on the level of theatrical attendance and the mix of tickets sold. Theatre attendance is dependent primarily upon the ability to license the most popular films. United Artists' ticket prices vary throughout the circuit depending upon such things as local competition, whether the theatre is showing first run or second run movies and the local economy in which the theatre operates. Reduced ticket prices are typically charged for senior citizens, children and matinee showings. The mix of tickets sold is primarily related to the types of movies available to and exhibited by United Artists. Admissions revenue is recorded net of applicable sales taxes.

  Concession Sales. Concession sales are a significant factor in the overall profitability of a theatre. United Artists' primary concession products are various sizes of popcorn, soft drinks, candy and certain other products such as nachos and hot dogs. United Artists also sells pizza, pretzels, cookies, ice cream, bottled water, fruit juices and other specialty items in many of its theatres. Popcorn, soft drinks and packaged candy are generally sold in three or four (including children's) sizes. Retail prices for concession items vary by the size of the product and are generally market sensitive. Concession sales are recorded net of applicable sales taxes.

  To further increase its concession sales, United Artists has introduced new products and initiated programs intended to increase the percentage of patrons who purchase concessions and increase the amount of concessions purchased by each patron. To achieve these goals United Artists has implemented training programs for all concession employees, remodeled concession stands at certain existing theatres to make them more visible, attractive and efficient, constructed new theatres with increased concession capacity, expanded concession menus in selected locations, installed bulk candy stands in most theatres and adopted certain seasonal and event-oriented promotional programs. In addition, theatre managers and assistant managers are incentivized through concession commission programs that represent a significant portion of their total compensation.

 Operating Expenses

  United Artists' major operating expenses include film rental and advertising, concession, personnel, occupancy, miscellaneous, general and administrative and depreciation and amortization.

  Film rental and advertising expenses. Film rental and advertising expense includes the rental fees paid to film distribution companies as well as local newspaper advertising expenditures. Film rental fees vary based upon the amount and timing of admissions revenue for a particular film.

  Film licenses typically specify rental fees equal to the higher of a percentage of gross box office receipts or adjusted box office receipts. Under the gross box office receipts formula, the film distributor receives a specified weekly percentage of the gross box office receipts. Under the adjusted box office receipts formula, the film distributor receives a specified percentage of the excess of box office receipts over a periodically negotiated amount of theatre expenses.

  Most terms of the film licenses (and therefore the film rental costs) with many film distributors are historically finalized after exhibition of the film in a process known as "settlement." The settlement process considers, among other things, the actual success of a film relative to original expectations, an exhibitor's commitment to the film and the exhibitor's relationship with the film distributor. United Artists has historically been able to license a majority of the motion pictures available; however, there is no guarantee that it can continue to do so in the future.

  Local newspaper advertising expenditures include costs to advertise United Artists' theatres and showtimes as well as a portion of the costs to promote upcoming film releases. In most areas, multi-media advertisements for upcoming film releases are paid by the film's distributor. In selected areas there is a "co-op" arrangement whereby exhibitors and distributors share in the cost of film advertisement in newspapers.

  Concession costs. Concession costs include direct concession product costs as well as concession promotional expenses. Concession product costs include the cost of the concession items sold as well as the cost of spoiled or wasted concession inventory. Concession promotional expenses include all costs associated with the various concession promotions that United Artists undertakes, including costs for promotional kiosks and literature and awards granted to employees.

  Personnel expense. Personnel expense includes the salary and wages of the theatre manager and all theatre staff, commissions on concession sales, payroll taxes and employee benefits. Theatre managers are typically paid a base salary and a commission that varies based upon the theatre's concession sales and overall theatre performance. The wages paid to the theatre staff vary to a certain extent with the level of theatre attendance.

  Occupancy expense. Occupancy expense includes base rentals as prescribed in the theatre leases, contingency rentals that are a percentage of revenue over a certain breakpoint and non-cash rent expense associated with "straight-lining" leases that have escalating lease terms.

  Miscellaneous operating expenses. Miscellaneous other expenses include utilities, repairs and maintenance, insurance, real estate and other taxes and supplies.

  General and administrative expense. General and administrative expense consists primarily of costs associated with corporate theatre administration and operating personnel, international staff, Satellite Theatre

Network(TM) sales and marketing staff and other support functions located at the Company's corporate headquarters, two film booking offices, three regional operating offices and 14 district theatre operations offices. At the end of 1996, United Artists initiated a corporate restructuring plan intended to provide a higher level of focus on United Artists' domestic theatrical business at a lower annual cost.

  Depreciation and Amortization and Provision for Asset
Impairments. Depreciation and amortization expense includes the depreciation of theatre buildings and equipment, the amortization of theatre lease costs and certain non-compete agreements and non-cash provisions for asset impairments. The provision for asset impairments relates to non-cash charges for the difference between the historical book value of individual theatres (in some cases, groups of theatres) and the net discounted cash flow expected to be received from the operation or future sale of the individual theatres (or groups of theatres).

  Other. As discussed under "Risk Factors--Potential Volatility of Operating Results," the Company's operating results may fluctuate because of a number of factors, including, among others, the availability of popular major motion pictures. In the first quarter of 1997, the Company experienced favorable operating results compared to the prior period, principally due to the release of several popular motion pictures and the occurrence of Easter in such quarter. See "--Seasonality."

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997

  The following table summarizes certain operating data of United Artists' theatres (dollars in millions, except admissions per weighted average operating theatre, admissions per weighted average operating screen and concession sales per weighted average operating theatre):

                                                      THREE MONTHS
                                                    ENDED MARCH 31,
                                                    ---------------- % INCREASE
                                                      1998    1997   (DECREASE)
                                                    -------- ------- ----------
Operating Theatres(1)
  Revenue:
    Admissions..................................... $  113.4   121.7    (6.8)
    Concession sales...............................     46.6    47.7    (2.3)
    Other..........................................      4.7     5.1    (7.8)
  Operating Expenses:
    Film rental and advertising expenses...........     60.9    65.8    (7.4)
    Concession costs...............................      6.5     7.4   (12.2)
    Other Operating Expenses:
      Personnel expense............................     22.8    23.1    (1.3)
      Occupancy expense............................     20.5    19.5     5.1
      Miscellaneous operating expenses.............     23.3    22.9     1.7
  Weighted Avg. Operating Theatres(2)..............      332     365    (9.0)
  Weighted Avg. Operating Screens(2)...............    2,154   2,209    (2.5)
  Weighted Avg. Screens Per Avg. Theatre...........      6.5     6.1     6.6
  Admissions Per Weighted Avg. Operating Theatre... $341,566 333,425     2.4
  Admissions Per Weighted Avg. Operating Screen.... $ 52,646  55,093    (4.4)
  Concession Sales Per Weighted Avg. Operating The-
   atre............................................ $140,361 130,685     7.4

--------
(1) The operating theatres include revenue and expenses of all theatres operated by United Artists that are more than 50% owned.
(2) Weighted average operating theatres and screens represent the number of theatres and screens operated weighted by the number of days operated during the period.

Revenue from Operating Theatres for the Three Months Ended March 31, 1998 Compared to the Three Months Ended March 31, 1997

  Admissions. Admissions revenue and admissions revenue per weighted average operating screen decreased 6.8% and 4.4%, respectively, during the three months ended March 31, 1998 as compared to the three months ended March 31, 1997. These decreases were primarily the result of a 10.0% decrease in attendance, partially offset by a 3.6% increase in the average ticket price. The decrease in attendance was primarily due to the success of several films released and United Artists' disproportionately high market share of certain films during the 1997 quarter, the occurrence of Easter during the 1997 quarter, as well as a decrease in the weighted average number of theatres and screens. The increase in the average ticket price was primarily due to selective increases in ticket prices during late 1997 and a higher percentage of full price and adult tickets sold during 1998. Admissions per weighted average operating theatre increased 2.4% during the three months ended March 31, 1998 as compared to the three months ended March 31, 1997 primarily as a result of the increased ticket prices discussed above (3.0%), the opening of several new theatres which have higher admissions per theatre (4.3%) and the sale or closure of several smaller (in terms of screens) less productive theatres (8.7%), partially offset by the decreased attendance (13.6%).

  Concession Sales. Concession sales revenue decreased 2.3% during the three months ended March 31, 1998 as compared to the three months ended March 31, 1997, primarily as a result of the decreased attendance discussed above, partially offset by an 8.6% increase in the average concession sale per patron. Concession sales per weighted average operating theatre increased 7.4% during the three months ended March 31, 1998 as compared to the three months ended March 31, 1997. The increases in the average concession sale per patron and concession sales per weighted average operating theatre were attributable to certain selective price increases during late 1997, United Artists' increased emphasis on staff training, the opening of several new theatres with more efficient concession operations (5.7%) and the sale or closure of certain less productive theatres (9.5%).

  Other. Other revenue is derived primarily from on-screen advertising, electronic video games located in theatre lobbies, theatre rentals, the rental of theatres on a networked and non-networked basis for corporate meetings, seminars and other training/educational uses by the Satellite Theatre Network(TM) and other miscellaneous sources. Other revenue decreased 7.8% for the three months ended March 31, 1998 as compared to the three months ended March 31, 1997, primarily as a result of United Artists operating fewer weighted average theatres and screens.

Operating Expenses for the Three Months Ended March 31, 1998
Compared to the Three Months Ended March 31, 1997

  Film rental and advertising expenses. Film rental and advertising expenses decreased 7.4% during the three months ended March 31, 1998 as compared to the three months ended March 31, 1997, primarily as a result of the decrease in admissions revenue discussed above. Film rental and advertising expenses as a percentage of admissions revenue were 53.7% and 54.1% for the three months ended March 31, 1998 and 1997, respectively. The slight decrease in film rental and advertising expenses as a percentage of admissions revenue related primarily to the long run during 1998 of several films released in late 1997.

  Concession costs. Concession costs include direct concession product costs and concession promotional expenses. Such costs decreased 12.2% during the three months ended March 31, 1998 as compared to the three months ended March 31, 1997, primarily as a result of the decrease in concession sales revenue discussed above. Concession costs as a percentage of concession sales revenue were 14.0% and 15.5% for the three months ended March 31, 1998 and 1997, respectively. The decrease in concession costs as a percent of concession sales for the three months ended March 31, 1998 as compared to March 31, 1997 was primarily due to lower promotional expenses and the rebidding or restructuring of the product and distribution contracts associated with many of United Artists' concession supply products.

  Personnel expense. Personnel expense includes the salary and wages of the theatre manager and all theatre staff, commissions on concession sales, payroll taxes and employee benefits. Personnel expense decreased 1.3% during the three months ended March 31, 1998 as compared to the three months ended March 31, 1997. This decrease in personnel expense was primarily due to more efficient theatre staffing and fewer weighted average operating theatres, partially offset by the increase in the Federal minimum wage in late 1997. The 1997 increase in the Federal minimum wage resulted in a 7.9% increase in the average hourly wage paid to theatre staff in 1998 versus 1997. Personnel expense as a percentage of admissions and concessions revenue was 14.3% and 13.6% for the three months ended March 31, 1998 and 1997, respectively. The increase in personnel expense as a percentage of admissions and concessions was primarily attributable to the decrease in attendance discussed above combined with the increase in the Federal minimum wage, partially offset by the closure or sale of several less efficient theatres (2.8%) and the opening of several new larger, more efficient multiplex theatres (1.0%).

  Occupancy expense. United Artists' typical theatre lease arrangement provides for a base rental as well as contingent rentals that is a function of the underlying theatre's revenue over an agreed upon breakpoint. Occupancy expense increased 5.1% during the three months ended March 31, 1998 as compared to the three months ended March 31, 1997, primarily as a result of higher base rentals on newly opened theatres, partially offset by fewer weighted average operating theatres. In addition, occupancy expense for the three months ended March 31, 1998 and 1997 includes $0.9 million and $0.8 million, respectively, of non-cash charges relating to the effect of escalating leases which have been "straight-lined" for accounting purposes.

  Miscellaneous operating expenses. Miscellaneous operating expenses consist of utilities, repairs and maintenance, insurance, real estate and other taxes, supplies and other miscellaneous operating expenses. Miscellaneous operating expenses increased 1.7% during the three months ended March 31, 1998 as compared to the three months ended March 31, 1997, primarily as a result of increased real estate and other taxes, partially offset by lower insurance expense and fewer weighted average theatres.

  The revenue and operating expenses discussed above are incurred exclusively within United Artists' theatres. The other expense discussions below reflect the combined expenses of corporate, divisional, district and theatre operations.

Other Expenses for the Three Months Ended March 31, 1998 and 1997

General and Administrative Expense

  General and administrative expense consists primarily of costs associated with corporate theatre administration and operating personnel, Satellite Theatre Network sales and marketing staff and other support functions located at United Artists' corporate headquarters, two film booking and three regional operating offices and 14 district theatre operations offices (generally located in theatres). At the end of 1996, United Artists initiated a corporate restructuring plan intended to provide a higher level of focus on United Artists' theatrical business at a lower annual cost. This corporate restructuring was completed in January 1997. General and administrative expense decreased $1.2 million, or 18.2%, for the three months ended March 31, 1998 as compared to the three months ended March 31, 1997, as certain aspects of the corporate restructuring were not completed until later in 1997.

Depreciation and Amortization

  Depreciation and amortization expense includes the depreciation of theatre buildings and equipment, the amortization of theatre lease costs and certain non-compete agreements and non-cash provisions for asset impairments. Depreciation and amortization decreased $4.7 million during the three months ended March 31, 1998 as compared to the three months ended March 31, 1997, primarily due to lower amortization from non-compete agreements which were fully amortized during 1997 and changing the estimated remaining useful lives of certain assets during 1998, partially offset by increased depreciation charges on United Artists' newly opened theatres. United Artists recorded approximately $6.0 million of amortization expense during the three months ended March 31, 1997 on non-compete agreements which were fully amortized in May 1997. As a result, no amortization expense was recorded during the three months ended March 31, 1998 on those non-compete agreements.

Operating Income

  During the three months ended March 31, 1998, United Artists had operating income of $11.6 million versus $10.8 million for the three months ended March 31, 1997. This 7.4% increase in operating income relates to higher gross concession margins and reduced operating, general and administrative, and depreciation and amortization expenses, partially offset by lower revenue.

Interest, Net

  Interest, net decreased $1.0 million for the three months ended March 31, 1998 as compared to the three months ended March 31, 1997, due primarily to lower average debt balances.

Net Income (Loss)

  During the three months ended March 31, 1998, United Artists broke even from a net income standpoint versus a net loss of $2.2 million for the three months ended March 31, 1997. This increase relates primarily to the increase in operating income and reduction in interest, net discussed above.

RESULTS OF OPERATIONS FOR THE YEARS ENDED 1997, 1996 AND 1995

  The following table summarizes certain operating data of United Artists' theatres (dollars in millions, except admissions per weighted average operating theatre, admissions per weighted average operating screen and concession sales per weighted average operating theatre):

                                    YEARS ENDED                      YEARS ENDED
                                    DECEMBER 31,                     DECEMBER 31,
                          -------------------------------- --------------------------------
                                                    %                                %
                                                 INCREASE                         INCREASE
                             1997       1996    (DECREASE)    1996       1995    (DECREASE)
                          ---------- ---------- ---------- ---------- ---------- ----------
Operating theatres(1)
Revenue:
 Admissions.............  $    473.9 $    466.5     1.6%   $    466.5 $    457.1     2.1%
 Concession sales.......       189.6      185.1     2.4         185.1      178.2     3.9
 Other..................        22.8       27.5   (17.1)         27.5       14.5    89.7
Operating expenses:
 Film rental and
  advertising expenses..       262.5      257.2     2.1         257.2      248.6     3.5
 Concession costs.......        30.2       29.3     3.1          29.3       29.5    (0.7)
 Other operating
  expenses:
 Personnel expense......        95.5       96.4    (0.9)         96.4       95.2     1.3
 Occupancy expense:
  Rent excluding sale
   and leaseback........        67.8       64.6     5.0          64.6       58.8     9.9
  Sale and leaseback
   rentals..............        12.8       11.0    16.4          11.0        0.5     N/M
 Misc. operating
  expenses..............        98.2       98.5    (0.3)         98.5       92.3     6.7
Weighted avg. operating
 theatres(2)............         354        395   (10.4)          395        409    (3.4)
Weighted avg. operating
 screens(2).............       2,204      2,299    (4.1)        2,299      2,270     1.3
Weighted avg. screens
 per avg. theatre.......         6.2        5.8     6.9           5.8        5.6     3.6
Admissions per weighted
 avg. operating
 theatre................  $1,338,701 $1,181,013    13.4    $1,181,013 $1,117,604     5.7
Admissions per weighted
 avg. operating screen..  $  215,018 $  202,914     6.0    $  202,914 $  201,366     0.8
Concession sales per
 weighted avg. operating
 theatre................  $  535,593 $  468,608    14.3    $  468,608 $  435,697     7.6

--------
(1) The operating theatres include revenue and expenses of all theatres operated by United Artists that are more than 50% owned.
(2) Weighted average operating theatres and screens represent the number of theatres and screens operated weighted by the number of days operated during the period.

Revenue from Operating Theatres for the Year Ended December 31, 1997 Compared to the Year Ended December 31, 1996

  Admissions. Admissions revenue increased 1.6% during 1997 as compared to 1996, despite a 10.4% decline in the average number of theatres operated. This increase was primarily due to a 7.0% increase in the average ticket price, partially offset by a 5.0% decrease in attendance. The increase in the average ticket price for 1997 was primarily due to an increase in the percentage of full priced tickets purchased and certain selective increases in ticket prices during 1997 and late 1996. The decrease in attendance for 1997 was primarily due to decreases in the number of weighted average theatres and screens operated during the year. Admissions per weighted average operating theatre and screen increased 13.4% and 6.0%, respectively, during 1997 as compared to 1996. These admissions increases were primarily due to an increase in the number of films released and the success of those films and the opening of several new theatres, which have higher admissions per theatre and screen (5.0% and 1.4%), the sale or closure of several less productive theatres (2.9% and 0.4%), and the 1997 and late 1996 increases in ticket prices (8.0%), partially offset by decreased attendance (2.5% and 3.8%).

  Concession sales. Concession sales revenue increased 2.4% during 1997 as compared to 1996. This increase was primarily due to a 7.8% increase in the average concession sale per patron, partially offset by the decreased attendance discussed above. Concession sales per weighted average operating theatre increased 14.3% during 1997 as compared to 1996. The increases in the average concession sale per patron and concession sales per weighted average operating theatre were primarily due to certain selective price increases during 1997 and late 1996, United Artists' increased emphasis on sales staff training, the opening of several new theatres with more efficient concession operations (6.5%), the sale or closure of several less productive theatres (2.0%) and the introduction of new concession menu items at certain theatres.

  The following table sets forth the admissions and concession sales revenue for theatres operated throughout all of 1997 and 1996 (dollars in millions):

                                     THEATRES SCREENS  1997   1996  % INCREASE
                                     -------- ------- ------ ------ ----------
Theatres operated throughout both
 periods............................   312     1,922
Admissions..........................                  $412.1 $410.8    0.3%
Concession sales....................                  $162.0 $160.5    0.9%

  This "same theatre" analysis eliminates the effect of new theatre openings, sales or closures during 1997 or 1996.

  Other. Other revenue is derived primarily from on-screen advertising, electronic video games located in theatre lobbies, theatre rentals, the rental of theatres on a networked and non-networked basis for corporate meetings, seminars and other training/educational uses by the Satellite Theatre Network(TM), and other miscellaneous sources. Other revenue decreased 17.1% during 1997 as compared to 1996 primarily as a result of United Artists operating fewer weighted average operating theatres and a decrease in revenue from on-screen advertising.

Revenue from Operating Theatres for the Year Ended December 31, 1996 Compared to the Year Ended December 31, 1995

  Admissions. Admissions revenue increased 2.1% during 1996 as compared to 1995. This increase was primarily the result of a 2.7% increase in average ticket prices, partially offset by a 0.6% decrease in attendance. The increase in average ticket prices was due primarily to a decline in the number of tickets sold for lower priced matinee shows and to an increase in ticket prices during late 1996. The decrease in attendance for 1996 was primarily related to the release of a fewer number of "blockbuster" films during the Summer Olympic Games and the adverse effect of the Olympics on films which were being shown. While Independence Day and A Time to Kill performed very well during the Olympics, the attendance of several other films in the marketplace during July and August appeared to be adversely impacted. Admissions per weighted average operating theatre and screen increased 5.7% and 0.8%, respectively, during 1996 as compared to 1995 primarily as a result of several new theatres opened by United Artists which have higher admissions per theatre and screen (4.0% and 1.0%), the sale or closure of several smaller (in terms of screens) less productive theatres (4.1% and 0.9%), and the average ticket prices (5.1%) and attendance fluctuations (7.5% and 6.2%) discussed above.

  Concession sales. Concession sales revenue increased 3.9% during 1996 as compared to 1995 primarily as a result of a 4.5% increase in the average concession sale per patron, partially offset by the decreased attendance discussed above. Concession sales per weighted average operating theatre increased 7.6% during 1996 as compared to 1995. The increases in average concession sales per patron and concession sales per weighted average operating theatre were primarily attributable to certain selective price increases in late 1996, United Artists' increased emphasis on training, the installation of bulk candy stands in May 1995, the renovation of concession stands at certain existing theatres, the opening of several new theatres (5.1%) and the closure of certain less efficient older, smaller theatres (5.5%).

  The following table sets forth the admissions and concession sales revenue for theatres operated throughout all of 1996 and 1995 (dollars in millions):

                                    THEATRES SCREENS  1996   1995  % INCREASE
                                    -------- ------- ------ ------ ----------
   Theatres operated throughout
    both periods...................   350     2,005
   Admissions......................                  $417.6 $407.4    2.5%
   Concession sales................                  $163.1 $157.2    3.8%

  Other. Other revenue increased 89.7% (or $13.0 million) during 1996, as compared to 1995, primarily as a result of increased revenue from United Artists' on-screen advertising and Satellite Theatre Network (TM).

Operating Expenses for the Year Ended December 31, 1997
Compared to the Year Ended December 31, 1996

  Film rental and advertising expenses. Film rental and advertising expenses increased 2.1% during 1997 as compared to 1996. Film rental and advertising expenses as a percentage of admissions revenue were 55.4% for 1997 and 55.1% for 1996. The increase in film rental and advertising expenses as a percentage of admissions revenue for 1997 was primarily due to the shorter run of several major films released in the second quarter of 1997, partially offset by slightly lower advertising expenses. Typically, film rental as a percentage of admissions revenue increases when a higher percentage of a film's total admissions is collected in the opening weeks of a film's run. Advertising expenses were lower as a result of more efficient buying of print advertising by United Artists and distributors and to fewer number of theatres operated.

  Concession costs. Concession costs include direct concession product costs and concession promotional expenses. Such costs increased 3.1% during 1997 as compared to 1996. Concession costs as a percentage of concession sales were 15.9% for 1997 and 15.8% for 1996. The slight increase in concession costs as a percentage of concession sales for 1997 was primarily due to an increase in the cost of certain commodity priced items such as corn seed and oil.

  Personnel expense. Personnel expense includes the salary and wages of the theatre manager and all theatre staff, commissions on concession sales, payroll taxes and employee benefits. Personnel expense decreased 0.9% during 1997 as compared to 1996. This decrease in personnel expense in 1997 was primarily due to more efficient theatre staffing and fewer weighted average operating theatres, partially offset by the increases in the Federal (and certain state) minimum wage in late 1996 and late 1997. These increases resulted in a 7.4% increase in the average hourly wage paid to theatre staff in 1997 versus 1996. Despite the increases in the Federal minimum wage in 1997 and 1996, personnel expense as a percentage of admissions and concession sales revenue decreased to 14.4% in 1997 from 14.8% in 1996. These improved payroll statistics relate to more efficient staffing and some increases in ticket and concession sales. Additionally, United Artists' personnel expense efficiencies have been positively impacted by the closure or sale of several less efficient theatres (3.3%) and the opening of several new larger, more efficient multiplex theatres (1.2%) and reduced expenses for fringe benefits.

  Occupancy expense. United Artists' typical theatre lease arrangement provides for a base rental as well as contingent rental that is a function of the underlying theatre's revenue over an agreed upon breakpoint. Total occupancy expense increased 6.6% during 1997 as compared to 1996. This increase in 1997 relates to higher contingent rentals, rentals on newly opened theatres and rentals related to the sale and leaseback transaction completed in late 1996, partially offset by the decrease in the number of weighted average operating theatres. Occupancy expense includes non-cash charges relating to the effect of escalating leases which have been "straight lined" for accounting purposes of $3.7 million and $3.1 million for 1997 and 1996, respectively.

  Miscellaneous operating expenses. Miscellaneous operating expenses consist of utilities, repairs and maintenance, insurance, real estate and other taxes, supplies and other miscellaneous operating expenses. Miscellaneous operating expenses decreased 0.3% during 1997 as compared to 1996. This decrease in 1997 relates primarily to reduced utilities, repairs and maintenance and insurance associated with fewer weighted average theatres, partially offset by additional expenses associated with United Artists' Satellite Theatre Network(TM).

Operating Expenses for the Year Ended December 31, 1996
Compared to the Year Ended December 31, 1995

  Film rental and advertising expenses. Film rental and advertising expenses increased 3.5% during 1996 as compared to 1995. Film rental and advertising expenses as a percentage of admissions revenue were 55.1% for 1996 and 54.4% for 1995. The increase in film rental and advertising expense as a percentage of admissions revenue for 1996 related primarily to an increase in the percentage of revenue from higher cost "blockbuster" films released during 1996 and the absence of many very successful lower budget films. In addition, due to an increase in the number of films released and the effect of the Summer Olympic Games, during the summer of 1996, several films had shorter runs with a higher percentage of their total admissions falling during the opening weeks.

  Direct concession costs. Direct concession costs decreased 0.7% during 1996 as compared to 1995. Direct concession costs as a percentage of concession sales revenue were 15.8% for 1996 and 16.6% for 1995. The decrease in direct concession costs during 1996 was primarily due to the sale of advertising on popcorn and soft drink containers, partially offset by higher concession sales revenue and costs attributable to increased sales of bulk candy.

  Personnel expense. Personnel expense increased 1.3% during 1996 as compared to 1995. The increase in personnel expense in 1996 is primarily attributable to the increase of the Federal minimum wage law increase which went into effect on October 1, 1996 and to an increase in the number of weighted average operating screens, offset by more efficient theatre staffing. While the increase in the Federal minimum wage affected a large number of United Artists' theatres, it had a significant impact on the average hourly wage paid to United Artists' theatre employees located in smaller and mid-sized markets. Personnel expense as a percentage of admissions and concession sales revenue declined in 1996 to 14.8% as compared to 15.0% in 1995. This decrease was primarily attributable to changes in the theatre manager commission structure, which focused on more efficient staffing of theatres. Additionally, United Artists' personnel expense efficiencies have been positively impacted by the closure or sale of several less efficient theatres (3.5%) and the opening of several new, more efficient theatres (0.7%).

  Occupancy expense. Total occupancy expense increased 27.5% during 1996 as compared to 1995. This increase in 1996 relates primarily to $10.5 million of incremental rent in 1996 associated with those theatres that were part of the 1995 Sale and Leaseback and the 1996 Sale and Leaseback transactions and incremental base rentals associated with newly opened theatres, partially offset by fewer weighted average operating theatres. Additionally, occupancy expense includes non-cash charges relating to the effect of escalating leases which have been "straight-lined" for accounting purposes of $3.1 million and $2.0 million for 1996 and 1995, respectively. Excluding the rent associated with the 1995 Sale and Leaseback and the 1996 Sale and Leaseback transaction and the non-cash rent, occupancy expense would have increased 8.3% during 1996 as compared to 1995.

  Miscellaneous operating expenses. Miscellaneous operating expenses increased 6.7% during 1996 as compared to 1995. This increase relates primarily to increased operating expenses associated with the Satellite Theatre Network(TM) and normal inflationary increases.

Other Expenses for the Years Ended December 1997, 1996 and 1995

General and Administrative Expense and Restructuring Charges

  General and administrative expense consists primarily of costs associated with corporate theatre administrative and operating personnel, international staff, Satellite Theatre Network(TM) sales and marketing staff and other support functions located at United Artists' corporate headquarters, two film booking and three regional operating offices and 13 district theatre operations offices (generally located in theatres). At the end of 1996, United Artists initiated a corporate restructuring plan intended to provide a higher level of focus on United Artists' domestic theatrical business at a lower annual cost. As a result of this corporate restructuring plan, which was substantially completed in January 1997, general and administrative expenses decreased $10.8 million in 1997, or 30.8%, as compared to 1996. During 1996, administrative costs decreased $0.4 million primarily as a result of $2.1 million of non-recurring severance and litigation charges accrued in 1995, partially offset by normal annual salary adjustments, as well as increased professional and legal fees. During 1997 and 1996, United Artists recorded $0.8 million and $1.9 million, respectively, of restructuring charges relating to severance and other related expenses associated with United Artists' corporate restructuring.

Depreciation and Amortization and Provisions for Asset Impairments

  Depreciation and amortization expense includes the depreciation of theatre buildings and equipment, the amortization of theatre lease costs and certain non-compete agreements and non-cash provisions for asset impairments. The provision for asset impairments relates to non-cash charges for the difference between the historical book value of individual theatres (in some cases, groups of theatres) and the net discounted cash flow expected to be received from the operation or future sale of the individual theatre (or groups of theatres). Depreciation and amortization decreased $14.2 million in 1997 as compared to 1996 and increased $5.1 million in 1996 as compared to 1995. The 1997 decrease was primarily due to lower amortization of non-compete agreements. The 1996 increase was primarily due to depreciation charges on United Artists' newly opened theatres. Included in depreciation and amortization expense for each of the years ending December 31, 1997, 1996 and 1995 was $9.0 million, $24.0 million and $24.0 million, respectively, relating to certain assets, non-compete agreements and other assets acquired as part of the Acquisition which were being amortized over a five year life. In May 1997, such assets were fully amortized and, as a result, no further amortization expense will be recorded related to those assets. During the years ended December 31, 1997, 1996 and 1995, United Artists recorded $36.0 million, $9.5 million and $21.0 million, respectively, of non-cash provisions for asset impairments.

Operating Loss

  United Artists incurred operating losses of $2.5 million in 1997 and $1.4 million in 1995 and recognized operating income of $0.7 million in 1996. As shown in the table below, prior to United Artists recording non-cash provisions for asset impairments, United Artists recognized operating income of $33.5 million in 1997, $10.2 million in 1996 and $19.6 million in 1995.

                                                             1997   1996 1995
                                                             -----  ---- ----
     Operating income (loss)................................ $(2.5)  0.7 (1.4)
     Non-cash provisions for asset impairments..............  36.0   9.5 21.0
                                                             -----  ---- ----
     Operating income before non-cash provision for asset
      impairments........................................... $33.5  10.2 19.6
                                                             =====  ==== ====

  The increase in operating income before non-cash provisions for asset impairments in 1997 was primarily due to the operating improvements discussed above, savings associated with United Artists' corporate restructuring in 1996 and reduced depreciation and amortization expense in 1997 versus 1996. The reduction in operating income in 1996 before non-cash provisions for asset impairments was primarily due to $10.5 million of incremental rent associated with the 1995 Sale and Leaseback, partially offset by increased operating margins.

Interest, Net

  Interest, net increased $0.2 million in 1997 as compared to 1996 and decreased $7.9 million in 1996 as compared to 1995. The 1997 increase was primarily due to a slightly higher average outstanding debt balance. The 1996 decrease was primarily due to lower market interest rates on floating rate borrowings and a lower average outstanding debt balance during 1996.

Gain (Loss) on Disposition of Assets, Net

  During April 1997, United Artists sold its 50% interest in a Hong Kong theatre company to its partner for approximately $17.5 million and during September 1997, United Artists sold its theatre investments in Mexico and the majority of its theatre assets in Argentina for approximately $25.0 million. In addition, various non-strategic or underperforming operating theatres and real estate assets were sold for net cash proceeds of approximately $27.5 million. In conjunction with these sales, United Artists recognized $28.0 million of gains. During 1996, United Artists sold certain theatres for which cash proceeds of $23.5 million were received. In conjunction with these sales, United Artists recognized $2.7 million of gains. During 1995, United Artists incurred net losses on the disposition of assets of $5.7 million. These losses relate primarily to the sale of certain theatres for which net cash proceeds of $16.6 million were received, and the termination or non-renewal of leases related to theatres, which were closed. The theatres sold and closed were non-strategic or underperforming.

Income Tax Expense

  Income tax expense consists of current state and federal income taxes of United Artists' less than 80%-owned consolidated subsidiaries. At December 31, 1997, United Artists has a net operating loss carryforward of approximately $200.0 million. The income tax returns of the Company are currently being audited by the Internal Revenue Service. The outcome of this audit may reduce the amount of the Company's net operating loss carryforward and/or change the basis (and thus future depreciation) related to certain assets. United Artists believes that the result of the audit will not have a material adverse effect on the financial condition or results of operations of United Artists.

Net Loss

  During 1997, United Artists incurred a net loss of $27.0 million as compared to $45.8 million in 1996. This decrease in net loss was primarily attributable to an increase in the operating margins at United Artists' theatres and the gain recognized on the sale of certain of United Artists' international theatre operations and certain other operating theatres and real estate assets, offset by non-cash provisions for asset impairments. During 1996, United Artists incurred a net loss of $45.8 million as compared to $64.8 million in 1995. This decrease in net loss was due to a decrease in operating loss, a $7.9 million decrease in interest expense and to $5.7 million of losses recognized on the disposition of assets during 1995. Despite the $10.5 million increase in occupancy costs during 1996 associated with the sale leaseback transactions, operating loss decreased primarily as a result of a 4.5% increase in total operating revenue and a $6.4 million decrease in depreciation and amortization.


LIQUIDITY AND CAPITAL RESOURCES

  For the three months ended March 31, 1998, $0.6 million of cash was used in United Artists' operating activities, primarily to pay down accounts payable and accrued liabilities. This operating use of cash, in addition to $20.2 million of cash used for capital expenditures and other investing activities, was provided by $17.3 million of financing activities and $3.5 million of cash balances available at December 31, 1997.

  For the year ended December 31, 1997, net cash provided by United Artists' operating activities increased to $51.0 million from $30.8 million for the year ended December 31, 1996. This net cash provided by operating activities was $46.4 million in excess of cash used in investment activities, which provided for a $40.6 million reduction in net debt balances. During 1996, the net cash provided by operating activities was $25.9 million less than cash used in investment activities.


  Substantially all of United Artists' admissions and concession sales revenue are collected in cash. Due to the unfavorable interest rate spread between bank facility borrowings and cash investments, United Artists seeks to use all of its available cash to repay its revolving bank borrowings and borrow under those facilities as cash is required. United Artists' benefits from the fact that film expenses (except for films that require advances) are usually paid 15 to 45 days after the admissions revenue is collected.

  During December 1996, United Artists initiated a new investment strategy that focuses on the development of new theatres and renovation and expansion of existing high revenue theatres in markets in the United States where United Artists has a significant operating presence. As part of this increased focus on its U.S. operations, United Artists restructured and realigned its corporate overhead functions and has sold most of its international investments. The proceeds received from the sale of international investments and corporate overhead savings were redeployed into new theatre developments or the renovation of existing key theatres in United Artists' core areas and used to repay existing debt. United Artists currently has an agreement to sell a portion of its investments in Singapore and Thailand for $8.1 million. After the consummation of such sale, United Artists international investments will only include a 10.0% interest in four theatres in Singapore and Thailand.

  As part of its strategic plan, United Artists intends to continue to dispose of, through sale or lease terminations, certain of its non-strategic or underperforming operating theatres and real estate in the United States. Net proceeds, if any, from these increased disposition efforts are also expected to be used to repay existing debt or redeployed into the renovation and/or expansion of existing theatres and new, larger (in terms of screens), higher margin theatres. While there can be no assurance that such sales or lease termination efforts will be successful, negotiations are ongoing with respect to several theatres and parcels of real estate. During the three months ended March 31, 1998, United Artists closed or sold seven theatres (24 screens). During the year ended December 31, 1997, United Artists closed or sold 44 theatres (170 screens). The theatres that were closed or sold were primarily non-strategic or underperforming.

  In an effort to limit the amount of investment exposure on any one project, United Artists typically develops theatre projects where both the land and building are leased through long-term operating leases. Where such lease transactions are unavailable, however, United Artists will invest in the land and development of the entire theatre facility (fee owned) and then seek to enter into a sale and leaseback transaction. Regardless of whether the theatre is leased or fee-owned, in most cases the equipment and other theatre fixtures are owned by United Artists. For the three months ended March 31, 1998, United Artists invested approximately $17.4 million on the development of two new theatres (23 screens) which opened during the period, construction on eight theatres (96 screens) and screen additions or renovations to 12 theatres expected to open during the remainder of 1998 or in 1999 and recurring maintenance to certain existing theatres. For the year ended December 31, 1997, United Artists invested approximately $67.4 million on the development of 13 new theatres (132 screens) that opened during the period, construction on ten theatres (119 screens), screen additions or renovations to 12 theatres expected to open during 1998 and 1999, and recurring maintenance on certain existing theatres.

  In December 1995, United Artists entered into the 1995 Sale Leaseback pursuant to which 27 of its operating theatres and the associated land and buildings and four theatres and a four screen addition under development were sold to, and leased back from, an unaffiliated third party for $97.6 million. At December 31, 1996, approximately $7.8 million of sales proceeds were held in escrow for the final theatre and the screen addition under construction. These proceeds were paid to United Artists in 1997 when construction of the remaining theatre and the screen addition was completed.

  In November 1996, United Artists entered into the 1996 Sale Leaseback pursuant to which three of its operating theatres and the associated land and buildings and two theatres under development were sold to, and leased back from, an unaffiliated third party for approximately $21.5 million. The sales proceeds related to the two theatres under development (approximately $12.3 million) were deposited into an escrow account to be used to fund the related construction costs. During 1997, United Artists opened one of the theatres under development and received approximately $10.8 million of proceeds from the escrow account.

  In December 1997, United Artists entered into a sale and leaseback transaction whereby two theatres currently under development were sold to, and leased back from, an unaffiliated third party for approximately $18.1 million. At March 31, 1998, approximately $13.5 million of the sales proceeds were deposited into an escrow account and are to be paid under the terms of the sale and leaseback to fund certain of the construction costs associated with the two theatres.

  At March 31, 1998, United Artists had entered into construction or lease agreements for eight new theatres (96 screens) and for screen additions or renovations to 12 existing theatres (117 screens) that United Artists intends to open or renovate during the next two years. United Artists estimates that capital expenditures associated with these theatres will aggregate approximately $90.0 million. Such amounts relate only to projects in which United Artists had executed a definitive lease and all significant lease contingencies have been satisfied. United Artists expects additional capital expenditures to be made as other projects are finalized. Of the committed amount, approximately $15.0 million will be funded from proceeds of certain sale and leaseback transactions currently held in escrow.

  At March 31, 1998, United Artists had approximately $243.5 million of indebtedness outstanding under the Prior Credit Facilities and approximately $38.8 million of unused revolving loan commitments thereunder (of which $9.6 million had been used for the issuance of letters of credit).

  United Artists is party to interest rate cap agreements on $100.0 million of floating rate debt which provide for a LIBOR interest rate cap of 7 1/2% per annum and expire at various dates through July 1999. The terms of the Prior Credit Facilities required United Artists to obtain interest rate hedges on a certain portion of its indebtedness thereunder. United Artists amortizes the cost of its interest rate cap agreements to interest expense over the life of the underlying agreement. Amounts received from the counterparties to the interest rate cap agreements are recorded as a reduction of interest expense.

  The level of continued investing activities by United Artists is dependent on, among other factors, its on-going operating liquidity and other sources of liquidity. One measure commonly used in the theatrical industry to measure operating liquidity is referred to as "Interest Coverage." Interest Coverage is the ratio of Operating Cash Flow (defined as EBITDA (as defined on page 16) plus other non-recurring or non-cash operating credits or charges) to interest expense (excluding amortization of deferred loan costs). As described previously, several non-recurring or non-cash operating charges were recorded in the Consolidated Statements of Operations during 1997, 1996 and 1995 which adversely affected United Artists' Operating Income for such years. Following is a calculation of Operating Cash Flow and Interest Coverage for each of the last three years and the three months ended March 31, 1998 and 1997, including a reconciliation of Operating Income to Operating Cash Flow. Additionally, information from the statements of cash flow is presented as well as the Company's ratio of earnings to fixed charges.

                                   YEAR ENDED         THREE MONTHS
                                  DECEMBER 31,       ENDED MARCH 31,
                               --------------------  ----------------
                                     (DOLLARS IN MILLIONS)
                               1997    1996   1995    1998     1997
                               -----  ------  -----  -------  -------
Operating income (loss)....... $(2.5) $  0.7  $(1.4) $  11.6  $  10.8
Depreciation and amortization
 and provisions for asset
 impairments..................  96.7    84.4   90.8     13.7     18.4
Non-cash rent.................   3.7     3.1    2.0      0.9      0.8
Severance, litigation and
 restructuring charges........   0.8     1.9    2.1      --       --
                               -----  ------  -----  -------  -------
Operating cash flow........... $98.7  $ 90.1  $93.5  $  26.2  $  30.0
                               =====  ======  =====  =======  =======
Interest expense.............. $43.9  $ 43.5  $51.9  $  10.0  $  11.0
                               =====  ======  =====  =======  =======
Interest coverage ratio.......   2.2x    2.1x   1.8x     2.6x     2.7x
                               =====  ======  =====  =======  =======
Statement of cash flow
 information:
  Net cash provided by (used
   in) operating activities... $51.0  $ 30.8  $40.7  $  (0.6) $  20.7
  Net cash used in investing
   activities.................  (4.6)  (56.7)  (1.6)   (20.2)   (22.3)
  Net cash provided by (used
   in) financing activities... (45.7)    3.5  (19.4)    17.3      2.7
                               -----  ------  -----  -------  -------
  Net cash flow............... $ 0.7  $(22.4) $19.7  $  (3.5) $   1.1
                               =====  ======  =====  =======  =======
  Ratio of earnings to fixed
   charges (1)................   --      --     --       1.0x     --

--------
(1) For purposes of this calculation, "earnings" consist of income (loss) before income taxes and fixed charges, and "fixed charges" consist of interest, amortization of deferred financing costs and the component of rental expense believed by United Artists to be representative of the interest factor thereon. Earnings were insufficient to cover fixed charges for each of the years ended December 31, 1997, 1996 and 1995 and the three months ended March 31, 1997 by $22.6 million, $43.4 million, $61.7 million and $0.9 million, respectively.

  Operating Cash Flow is one measure of value and borrowing capacity commonly used in the theatrical exhibition industry and is not intended to be a substitute for Operating Cash Flow as defined in United Artists' debt agreements or for cash flows provided by operating activities, a measure of performance provided herein in accordance with generally accepted accounting principles, and should not be relied upon as such. The Operating Cash Flow as set forth above does not take into consideration certain costs of doing business, and as such, should not be considered in isolation to other measures of performance.

  Another measure of liquidity is net cash provided by operating activities as reflected in the accompanying Consolidated Statements of Cash Flow. For the three months ended March 31, 1998, $0.6 million of net cash was used in United Artists' operating activities, primarily to pay down accounts payable and accrued liabilities. Net cash provided by operating activities was $51.0 million, $30.8 million and $40.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. This measurement sets forth the net cash from the operations of United Artists which was available for United Artists' liquidity needs after taking into consideration certain additional costs of doing business which are not reflected in the Operating Cash Flow calculations discussed above.

  For the year ended December 31, 1997, net cash provided by operating activities exceeded net cash used in investing activities by $46.4 million, as compared to a deficit of $25.9 million for the year ended December 31, 1996. For the year ended December 31, 1995, net cash provided by operating activities exceeded net cash used in investing activities by $39.1 million primarily due to the proceeds from the 1995 Sale and Leaseback.

  On April 21, 1998, United Artists completed the offering of $225 million of its 9.75% Senior Subordinated Notes due April 15, 2008 and the offering of $50 million of its Floating Rate Senior Subordinated Notes due October 15, 2007 (collectively, the "Senior Subordinated Notes"), and entered into the $450 million Senior Credit Facility with a final maturity of April 2007.

  The securities referred to above have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

  The proceeds from the offerings of the Senior Subordinated Notes and a portion of the borrowings under the Senior Credit Facilities were used to repay the outstanding borrowings under UATC's Prior Credit Facilities ($272.5 million) on April 21, 1998, and to fund the redemption of United Artists' Preferred Stock (approximately $159.2 million) on May 1, 1998. Additional borrowings under the Senior Credit Facilities were used to fund the redemption of UATC's $125 million Senior Secured Notes on May 21, 1998 at 102.875% of par value plus accrued but unpaid interest of $0.8 million.

  The Senior Credit Facilities consists of $100 million of reducing revolving loan commitments and $350 million of delayed draw term loan commitments. The Senior Credit Facilities contains certain provisions that require the maintenance of certain financial ratios and place limitations on, among other things, additional indebtedness, disposition of assets and payment of dividends.

  The Senior Credit Facilities are guaranteed, on a joint and several basis, by UATC and by certain of United Artists' subsidiaries, including UAR and, after the repayment of the Prop I mortgage notes, by Prop I (as defined). The Senior Credit Facilities are secured by, among other things, the capital stock of UATC, UAR, Prop I, and certain other subsidiaries of United Artists and an intercompany note of UATC to United Artists established with respect to borrowings by UATC from United Artists.

  As a result of the repayment of the Prior Credit Facilities and the redemption of the Senior Secured Notes, United Artists will recognize an extraordinary loss during the second quarter of 1998 of approximately
$8.2 million, consisting of the $3.6 million prepayment premium on the Senior Secured Notes and approximately $4.6 million of unamortized deferred loan costs.

  United Artists leases many of its theatres and therefore has a significant amount of commitments under noncancelable operating leases. Management believes that the proceeds necessary to fund payments under these leases will be provided by United Artists' operations, the excess commitment availability under the Senior Credit Facilities, future asset dispositions and future sale and leaseback transactions.

  Certain notes of United Artists Properties I Corp. ("Prop I") outstanding pursuant to an Indenture of Mortgage, dated October 1, 1988 (the "Prop I Mortgage Notes"), mature on November 1, 1998. The outstanding principal balance of the Prop I Mortgage Notes on the maturity date will be approximately $45.7 million. Management believes that the proceeds necessary to repay the Prop I Mortgage Notes at the maturity date will be provided by United Artists' operating activities or such Prop I Mortgage Notes may be refinanced under a $45.0 million delay draw portion of the Senior Credit Facilities.

  United Artists believes that the net cash provided by operations and borrowings available under the Senior Credit Facilities will be sufficient to fund its future cash requirements. United Artists expects that future cash requirements will principally be for repayments of indebtedness, working capital requirements and capital expenditures. United Artists' future operating performance and ability to service or refinance its current indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond United Artists' control. For a discussion of certain relevant factors, see "Risk Factors." The Company's access to the cash generated by UATC's operations and United Artists' ability to incur indebtedness, however, may be limited by the restricted payments and debt incurrence tests in the Participation Agreement. See "Risk Factors--Restrictions Imposed by the 1995 Sale Leaseback."

  From time to time, United Artists evaluates the value of its theatres and other assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." To the extent such values are less than the recorded values for such assets, United Artists may recognize a non-cash charge against net income to reflect any impairment.

INFLATION

  Historically, the principal impact of inflation and changing prices upon United Artists has been with respect to the construction of new theatres, the purchase of theatre equipment and the utility and labor costs incurred in connection with continuing theatre operations. Film rental fees, which are the largest operating expense incurred by United Artists, are customarily paid as a percentage of admission revenues and hence while the film rental fees may increase on an absolute basis the percentages are not directly affected by inflation. Inflation and changing prices have not had a significant impact on United Artists' total revenues and results of operations.

SEASONALITY

  United Artists' revenues have been seasonal, coinciding with the timing of releases of motion pictures by the major distributors. Generally, the most successful motion pictures have been released during the summer extending from Memorial Day to Labor Day and the holiday season extending from Thanksgiving through year-end. The unexpected emergence of a hit film during other periods can alter this traditional trend. The timing of such film releases can have a significant effect on United Artists' results of operations, and the results of one quarter are not necessarily indicative of results for the next quarter or for the same period in the following year. The seasonality of motion picture exhibition, however, has become less pronounced in recent years as studios have begun to release major motion pictures somewhat more evenly throughout the year.

OTHER

  In connection with the repayment of the Prior Credit Facilities and the redemption of the Senior Secured Notes, United Artists expects to record an extraordinary loss on the early extinguishment of debt of approximately
$8.2 million during the second quarter of 1998 consisting of: (i) $4.6 million of deferred financing costs written off related to the Prior Credit Facilities and the Senior Secured Notes and (ii) $3.6 million of early payment premiums recognized on the redemption of the Senior Secured Notes.

YEAR 2000

  The Company has initiated a review of its internal information systems for Year 2000 transition problems and, although such review is still in progress, believes that conversion requirements will not result in significant disruption of United Artists' business operations or have a material adverse effect on its future liquidity or results of operations. The Company has not extensively investigated the Year 2000 compliance of its customers, suppliers and other third parties with whom it has business relationships, but intends to make selected inquiries. Compliance by such third parties is voluntary and failures could occur, in which case there is the possibility of a material adverse effect on United Artists. However, the nature of United Artists' business and its business relationships are not such that the Company considers the potential Year 2000 compliance failure of a third party with whom it has a direct business relationship likely to have a material adverse effect on United Artists.

NEW ACCOUNTING PRONOUNCEMENTS

  In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes the standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income includes net income plus other comprehensive income (other revenues, expenses, gains, and losses that under generally accepted accounting principles bypass net income). The effective date for SFAS No. 130 is for fiscal years beginning after December 15, 1997 and the impact on United Artists' financial position, results of operations or cash flow is not expected to be material.

  In 1997, the American Institute of Certified Public Accountants issued Statement of Position 98-5 "Reporting on the Costs of Start-up Activities" ("SOP 98-5"), which requires costs of start up activities to be expensed when incurred. The effective date for SOP 98-5 is for fiscal years beginning after December 15, 1998 and the impact on United Artists' financial position, results of operations or cash flow is not expected to be material.

  In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes the standards for accounting and reporting of derivative instruments. SFAS No. 133 will require derivative instruments to be recorded at their fair value on the balance sheet and changes in the derivative instrument's fair value be recognized currently in the calculation of net income unless specific hedge accounting criteria are met. The effective date for SFAS No. 133 is for fiscal years beginning after June 15, 1999. United Artists has not quantified the impact of adopting SFAS No. 133 on its financial position, results of operations or cash flow and has not determined the timing of adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in net income and comprehensive income.

                                   BUSINESS

OVERVIEW

  United Artists is a leading motion picture exhibitor in North America and, in the United States operates 2,164 screens at 330 theatres located in 25 states. United Artists licenses films from all major and substantially all independent film distributors and derives revenues primarily from theatre admissions and concession sales. Through its geographically diverse theatre locations, United Artists operates screens in seven of the ten largest DMAs in the United States and approximately 50.0% of United Artists' screens are located in the top 20 DMAs. In addition, approximately 28.6% of United Artists' screens (619 screens) have been constructed since January 1, 1992. United Artists believes that it is the largest single exhibitor, based on number of screens, in many of its core areas of operation and that the location of its theatres represents a competitive advantage in many of these areas. Six states (California, New York, Florida, Texas, Pennsylvania and Louisiana) accounted for approximately 57.9% and 56.5% of United Artists' total theatres and screens, respectively, at March 31, 1998 and 61.5% and 65.6% of United Artists' theatrical revenue and theatrical EBITDA, respectively, for the twelve months ended March 31, 1998. For the twelve months ended March 31, 1998, the Company incurred a net loss of $24.8 million.

  In December 1996, United Artists implemented a corporate restructuring and refocused its investment strategy on its core U.S. business. Since that time, United Artists has: (i) reduced its corporate general administrative expenses by 30.4%, or approximately $10.1 million, for the twelve months ended
March 31, 1998, as compared to the twelve months ended March 31, 1997 and 30.8%, or approximately $10.8 million for the year ended December 31, 1997 as compared to the year ended December 31, 1996; (ii) increased its presence in its core areas of operation through the development of new theatres and the refurbishing or expansion of selected existing key theatres; (iii) implemented operational improvements; and (iv) accelerated the divestitures of underperforming and non-strategic theatres.

  United Artists has invested more than $373.8 million since January 1, 1992 toward improving the quality of its asset base by, among other things, renovating existing theatres and constructing new state-of-the-art theatres. United Artists believes that this level of investment compares favorably with other major North American theatre exhibitors. Almost all of the theatres United Artists currently plans to build are state-of-the-art, 12 to 18 screen multiplex theatres with stadium seating, high-backed rocking seats, digital sound, expanded concession areas and other state-of-the-art design features and amenities. As compared to the prior generation of theatres, United Artists believes that these theatres provide a higher quality entertainment experience for patrons and significant operating efficiencies and improved economics for United Artists. At March 31, 1998, approximately 86.0% of United Artists' screens were located in theatres with five or more screens. United Artists' average number of screens per theatre has increased 37.5% in the last six years to 6.6 at March 31, 1998 from 4.8 at January 1, 1992.

  The Company was incorporated in the State of Delaware in May 1992. The Company's executive offices are located at 9110 E. Nichols Avenue, Suite 200, Englewood, Colorado 80112-3405. The Company's telephone number at its executive offices is (303) 792-3600.

INDUSTRY OVERVIEW

  More than 460 participants in the domestic motion picture theatre exhibition business operate in excess of 31,000 screens in North America. In 1996 the top ten companies operated approximately 56.0% of the total screens as compared to 31.0% in 1986. The remainder of the domestic motion picture theatre exhibition industry is highly fragmented, with the remaining 44.0% of the screens being operated by approximately 450 exhibitors. United Artists has one of the largest shares of total screens with approximately 7.0% of all screens in North America.

  The number of screens operated nationally has increased at an annual average rate of approximately 4.8% since 1978, while the number of seats has increased at a much slower rate. Exhibitors generally turned to multi-screen formats with smaller auditoriums. Typically, multiplexes have six or more screens per theatre, although in some instances multiplexes may have as many as 30 screens in a single theatre. The multiplex format provides numerous benefits for theatre operators, including allowing facilities (concession stands and restrooms) and operating costs (lease rentals, utilities and personnel) to be allocated over a larger base of screens and patrons. Multiplexes have varying seating capacities (typically from 100 to 500 seats) that allow for multiple showtimes of the same film and a variety of films with differing audience appeal to be shown. They also provide the flexibility to shift films to larger or smaller auditoriums depending on their popularity. To limit crowd congestion and maximize the efficiency of floor and concession staff, the starting times of films at multiplexes are staggered.

  Certain trends in the theatre exhibition industry favor larger, better capitalized companies, creating an environment for new construction and consolidation. Foremost among these trends is larger exhibitors actively seeking and building multiplexes or megaplexes. Moreover, many smaller theatre owners who operate older cinemas without state-of-the art stadium seating and projection and sound equipment may not have the capital required to maintain or upgrade their circuits. The growth of the number of screens, strong domestic consumer demand, and growing foreign theatrical and domestic and foreign ancillary revenue opportunities have led to an increase in the volume of major film releases. The greater number of screens has allowed films to be produced for and marketed to specific audience segments (e.g., horror films for teenagers) without using capacity required for mainstream product.

  The greater number of screens has also prompted distributors to increase promotion of new films. Not only are there more films in the market at any given time, but the multiplex format allows for much larger simultaneous national theatrical release. In prior years a studio might have released 1,000 prints of a major film, initially releasing the film only in major metropolitan areas, then gradually releasing it in smaller cities and towns nationwide. Today studios might release over 3,000 prints of a major film and open it nationally in one weekend. These national openings have made up-front promotion of films critical to attract audiences and stimulate word-of-mouth advertising.

  Motion pictures are generally made available through various distribution methods at various dates after the theatrical release date. The release dates of motion pictures in these other "distribution windows" begin four to six months after the theatrical release date with video cassette rentals, followed generally by off-air or cable television programming including pay-per-view, pay television, other basic cable and broadcast network syndicated programming. These new distribution windows have given producers the ability to generate a greater portion of a film's revenues through channels other than theatrical release. This increased revenue potential after a film's initial domestic release has enabled major studios and certain independent producers to increase film production and theatrical advertising. The additional non-theatrical revenue has also allowed for higher individual film production and marketing costs. The total cost of producing and distributing a picture averaged approximately $53.4 million in 1997 compared with approximately $17.5 million in 1986. The average cost to advertise and promote a picture averaged approximately $22.2 million in 1997 as compared with $5.4 million in 1986.

  These higher costs have made a large successful theatrical release more important. Distributors strive for a successful opening run at the theatre to establish a film and substantiate the film's revenue potential both internationally and through other release windows. The value of home video and pay cable distribution agreements frequently depends on the success of a film's theatrical release. Furthermore, the studios' revenue-sharing percentage and ability to control who views the product within each of the distribution windows generally declines as one moves farther from the theatrical release window. Because theatrical distribution remains the cornerstone of a film's financial success, it is the focal distribution window for the public's evaluation of films and motion picture promotion.

  Management expects that the overall supply of films will continue to increase, although no assurance exists concerning any such increase. Over the past three years there has been an increase of approximately 18.0% in the number of motion pictures rated by the Classification and Rating Administration. There has also been an increase in the number of major studios and reissues of films as well as an increased popularity of films made by independent producers. During the past three years the number of large budget films and the level of marketing support provided by the production companies has risen, as evidenced by the increase in average production costs and average advertising costs per film of 55.7% and 38.2%, respectively from 1994 to 1997.

BUSINESS AND OPERATING STRATEGY

  United Artists' business and operating strategy is to continue focusing on its core U.S. business and improving theatre-level operating efficiencies. Key elements of this strategy include:

  Refocus Overhead and Capital Investment Strategy. In December 1996, United Artists implemented a corporate restructuring and refocused its investment strategy on its core U.S. business. United Artists' core business strategy focuses management's attention and capital resources on those geographic areas where United Artists intends to strengthen and defend its current position. United Artists has also implemented operational improvements and overhead reductions intended to increase aggregate EBITDA and EBITDA per theatre and has already sold or closed several underperforming or non-strategic theatres. The corporate restructuring plan resulted in a higher level of focus by United Artists on its domestic theatrical business and a reduction of corporate general and administrative expenses of 30.4%, or approximately $10.1 million, for the twelve months ended March 31, 1998 as compared to the twelve months ended March 31, 1997 and 30.8%, or approximately $10.8 million for the year ended December 31, 1997, as compared to the year ended December 31, 1996. These savings were achieved primarily through headcount reductions and a consolidation of regional administrative offices.

  Develop New Theatres and Rebuild or Expand Existing Key Theatre
Locations. United Artists plans to continue increasing its number of screens and operating margins by focusing its capital investment activities on developing new theatre locations in United Artists' core areas of operation and leveraging its favorable theatre locations through the renovation, rebuilding, or expansion of existing theatres in those key locations. United Artists is developing higher margin multiplexes of 12 to 18 screens and is seeking to increase concession sales through, among other things, more efficient theatre design. As a result, the average EBITDAR margin for theatres built since January 1, 1992 was 31.1% for the twelve months ended March 31, 1998 as compared to 26.4% for United Artists' remaining theatres. United Artists is also constructing its new theatres with stadium seating, digital sound, more comfortable seats and other state-of-the-art design features and amenities. United Artists believes that these theatres will have an optimal relationship between the number of screens (12 to 18) and the size of the auditoriums (125 to 400 seats). These theatres are designed to increase the revenue per square foot generated by the facility and reduce the cost per square foot of constructing and operating the theatres. This multi-screen strategy, in combination with an emphasis on concession sales, is designed to improve revenue and profitability by enhancing attendance and concession sales, theatre utilization and operating efficiencies and provide more efficient clustering around regional and district management centers. During the three months ended March 31, 1998 and the year ended December 31, 1997, United Artists developed and opened two theatres (23 screens) and 13 theatres (132 screens), respectively. During the remainder of 1998 and 1999, United Artists plans to open eight new theatres (96 screens), and make screen additions to or renovate 12 existing theatres (117 screens).

  Divestiture of Underperforming Theatres. United Artists' 1996 corporate restructuring was also designed to rationalize underperforming or non-strategic assets by: (i) terminating leases for theatres that have negative EBITDA; (ii) selling real estate underlying non-strategic or underperforming theatres; (iii) divesting theatres in non-core areas; and (iv) exchanging theatres in non-core areas for theatres in core areas. During the three months ended March 31, 1998, United Artists closed or sold seven theatres (24 screens). During 1997, United Artists received approximately $70.0 million from the sale of substantially all of its international assets and certain non-operating real estate assets and closed or sold 44 underperforming or non-strategic theatres with 170 screens. Many of the theatres closed or sold were not profitable or were located in areas that are not part of United Artists' long-term strategic plans. United Artists has identified 43 theatres (225 screens) that are not considered strategically important or had negative EBITDA for the twelve months ended March 31, 1998. United Artists currently plans to sell or close these theatres during the next two years although there can be no assurance that United Artists will be able to accomplish such divestitures or closings. In conjunction with United Artists' core market focus, these restructuring efforts have resulted in an Adjusted EBITDAR (as defined) per weighted average operating theatre increase of 3.4% from $133,425 during the three months ended March 31, 1997 to $137,952 during the three months ended March 31, 1998 and 20.5% from $411,649 during the year ended December 31, 1996, to $496,045 during the year ended December 31, 1997.

  Implement Operational Improvements. In the past two years, United Artists has recognized theatre and concession operating efficiencies through an increased focus on increasing concession sales, managing theatre payrolls and variable costs and increased staff training. United Artists increased concession sales per capita by approximately 7.9% for the twelve months ended March 31, 1998 versus the twelve months ended March 31, 1997 and 5.0% annually on average from 1993 to 1997. Management believes that there are opportunities to achieve additional operating efficiencies by disposing of less efficient theatres, developing new multiplex theatres and continuing to improve theatre-level operating expenses. Areas of focus in 1998 will include lowering concession costs, improving entertainment center operations and implementing new theatre point-of-sale computer systems and corporate level information systems.

  Manage Individual Theatre Capital Requirements. While United Artists plans to continue to develop several new state-of-the-art theatres each year, United Artists intends to seek to reduce individual theatre financial leverage and capital requirements by also focusing on expanding, renovating and rebuilding many of its key locations. In many cases, these existing key locations can be transformed into state-of-the-art multiplex stadium theatres without competing against other operators for new locations and incurring higher rent and excessive preconstruction costs. Furthermore, existing structures can be utilized while being refurbished to help reduce overall construction costs. In addition, United Artists' renovation of theatres in desirable locations eliminates much of the geographic risk related to a project's success. In order to reduce the overall investment by United Artists in new theatres, United Artists has entered into "build to suit" and other landlord leasing arrangements or sale and leaseback transactions. United Artists also intends to continue to sell non-strategic and underperforming assets (such as the sale during 1997 of the majority of its international investments) and expects to redeploy capital to its core U.S. business. This strategy is intended to provide increased liquidity from the disposal of non-cash flow producing investments and theatres with limited growth potential.

  Enhance Studio/Distributor Relationships. Management intends to continue to enhance and balance its studio relationships to obtain the optimal number of marketable motion pictures. United Artists believes that it will continue to increase the number of prints it obtains from each studio as it increases the number of its screens in select locations and leverages its attractive theatre locations through the development of new, larger (in terms of screens), higher margin theatres. To the extent that theatrical exhibition remains the primary distribution channel for new motion picture releases and the overall number of movies produced continues to increase, management believes that United Artists' focus on its core business will provide it with access to more prints of each motion picture.

  Develop Ancillary Revenue Opportunities. United Artists believes that there are opportunities to increase its ancillary revenue from its Satellite Theatre NetworkTM by renting theatres for seminars and business meetings, product and customer research and other entertainment uses. Through its VIP/Premier program, United Artists seeks to enhance theatre attendance by selling large groups of tickets to businesses and groups through coupon books as well as gift certificates. On-screen advertising also provides an additional opportunity to increase revenue and profitability.

OPERATIONS

  Overview. As of March 31, 1998, United Artists operated 330 theatres with an aggregate of 2,164 screens in 25 states and, through joint ventures owned 50.0% or less by United Artists, operated 13 theatres with 53 screens in the United States and certain foreign countries. The table below summarizes the theatres operated by United Artists and its subsidiaries as of March 31, 1998:

                                                       TOTAL NUMBER TOTAL NUMBER
                                                       OF THEATRES   OF SCREENS
                                                       ------------ ------------
   Fee-Owned..........................................      43           241
   Leased:
     From third parties...............................     254         1,626
     Through sale and leaseback transactions..........      33           297
                                                           ---         -----
   Total owned and leased theatres....................     330         2,164
   Theatres owned 50.0% or less.......................      13            53
                                                           ---         -----
       Total operating theatres.......................     343         2,217
                                                           ===         =====

  Almost all of United Artists' theatres are multiplexes with an average of
6.6 screens per theatre. In comparison to a single screen theatre, multiplex theatres allocate facilities such as concession stands and restroom facilities, and operating costs such as rent, utilities and personnel, over a larger base of screens and patrons. Multiplexes allow for a variety of films with different audience appeal to be shown in the same theatre and permit multiple showtimes of popular films. Multiplexes also provide the flexibility to shift films to larger or smaller auditoriums depending on the film's popularity. To limit crowd congestion and maximize staff efficiency, United Artists' theatres stagger the starting times of films. United Artists believes that multiplex theatres designed with 12 to 18 screens generally provide the optimal balance of return on invested capital and adequate screen numbers for patrons and film distribution companies, as compared to even larger "megaplex" theatres (20 or more screens). United Artists believes that megaplex theatres do not provide a favorable relationship with respect to the revenue per square foot generated and the cost per square foot to construct and operate such theatres. United Artists believes that megaplex theatres are more susceptible to competition from other new theatres as the drawing area for megaplex theatres is generally required to be larger.

  As set forth in the following table, even though United Artists operates several smaller theatres (in terms of number of screens), approximately 86% of United Artists' screens as of March 31, 1998 were located in theatres containing five or more screens.

   NUMBER OF SCREENS                  NUMBER OF     % OF          CUMULATIVE
   PER THEATRE                        THEATRES  TOTAL SCREENS % OF TOTAL SCREENS
   -----------------                  --------- ------------- ------------------
   Greater than 10...................     29          17%             17%
   9--10.............................     54          24%             41%
   7--8..............................     64          23%             64%
   5--6..............................     85          22%             86%
   3--4..............................     66          12%             98%
   1--2..............................     32           2%            100%

  Consistent with its operating strategy, United Artists expects to rationalize many of its smaller and less productive theatres over the next several years although there can be no assurance with respect thereto. The following table sets forth EBITDA, operating margins and other operating statistics by EBITDA range. Generally, theatres with fewer screens are less profitable than those with a greater number of screens. Although there can be no assurance that the Company will effect such closings or sales, as reflected in the table below, if theatres with negative EBITDA or with EBITDA of less than $100,000 are closed or sold, the Company's EBITDA margins would be expected to increase.

 EBITDA RANGE                                               TOTAL          TOTAL
    DURING                                             THEATRE REVENUE THEATRE EBITDA THEATRE EBITDA
 WELVE MONTHST                                             DURING         DURING      MARGIN DURING
    ENDED                  NUMBER  NUMBER    AVERAGE    TWELVE MONTHS  TWELVE MONTHS  TWELVE MONTHS
  MARCH 31,                  OF      OF    SCREENS PER      ENDED          ENDED          ENDED
     1998                 THEATRES SCREENS   THEATRE   MARCH 31, 1998  MARCH 31, 1998 MARCH 31, 1998
-------------             -------- ------- ----------- --------------- -------------- --------------
                                                        (IN MILLIONS)  (IN MILLIONS)
 $1,000,000+.............    19       194     10.2         $113.0          $ 31.1         27.5 %
  500,000-999,999........    54       473      8.8          182.8            37.9         20.7 %
  250,000-499,999........    86       579      6.7          159.1            31.0         19.5 %
  100,000-249,999........    65       333      5.1           82.0            11.4         13.9 %
  0-100,000..............    51       217      4.3           43.9             2.6          5.9 %
  0 (Negative)...........    55       368      6.7           62.3            (8.5)       (13.6)%
                            ---     -----     ----         ------          ------
   Total.................   330     2,164      6.6         $643.1          $105.5      Average 16.4 %
                            ===     =====     ====         ======          ======

  Centralized Management. United Artists operates its theatres from its corporate headquarters in Englewood, Colorado, three regional operating offices, fourteen district operating offices and two film booking offices. All of United Artists' district offices and two of the regional operating offices are located within theatres.

  There is active communication between the theatres and division management and corporate management, which allows management to react on a daily basis to revenue and staffing information. Division management provides guidance in scheduling, staffing, screen allocation, and other operating decisions. Management personnel with United Artists' marketing and concessions operations are also continually involved with theatre management to promote strong performance in those areas. This structure allows the theatre manager to focus solely on the day-to-day operations of the theatre. A primary responsibility of the theatre manager is on improving efficiency and managing costs at the local theatre level.

  Corporate and divisional management assists in the daily operations of United Artists' theatres by booking and settling films, training new and existing employees, setting admission and concessions pricing policies, selecting concession products, advertising theatres and showtimes, selecting new theatre sites and negotiating national purchasing contracts. Corporate management also assists in theatre development and construction and capital raising activities and provides cash management, accounting, tax and management information services.

  United Artists' reporting systems provide management and each theatre manager with weekly and monthly operating reports for individual theatres. This allows management to monitor theatre manager performance and progress in attaining certain identifiable goals. United Artists' computer system, installed in all of its theatres, allows United Artists to centralize all theatre-level administrative functions at its three regional operating offices and corporate headquarters. The system allows regional and corporate management to monitor ticket revenue and concession sales. All accounting, reporting and management information systems are centralized at the Company's corporate headquarters. United Artists is currently upgrading its corporate and theatre level computer systems to improve its reporting and point-of-sale capabilities.

THEATRE PROPERTIES

  The majority of United Artists' theatres are located in free-standing buildings or are "anchor" tenants in regional malls or strip centers. Typically, United Artists' third-party leases have remaining terms that range from 10 to 25 years, and provide for options to extend for up to 20 additional years at United Artists' election. The leases provide for annual base rent and many require additional rent based upon a percentage of the leased theatres' revenue over a certain breakpoint. Certain of the leases provide for escalating minimum annual rentals during the term of the lease. The leases typically require United Artists to pay for property taxes, insurance, and certain of the lessors' overhead costs. United Artists expects that in the normal course of business, desirable leases that expire will be renewed or replaced by other leases, although such renewals or replacements may be on materially different terms. United Artists owns directly or through its subsidiaries substantially all of the theatre equipment used in all of its theatres.

  Construction. United Artists' construction strategy focuses on selecting sites in its existing core areas of operation and enhancing the theatre-goer's experience by building state-of-the-art theatres. Each new location is selected after considering United Artists' relative strength in the particular area, the number of existing competitive screens, growth potential of the area and the minimum threshold population within a certain radius of the theatre. As part of its construction strategy, United Artists intends to construct or lease theatres that have a favorable balance between the number of screens (12 to 18) and the size of the auditoriums (125 to 400 seats). United Artists believes that this balance will allow United Artists to provide an adequate number of screens for film distributors and increased entertainment value to patrons afforded by larger auditoriums. In addition to increasing the number of screens in certain locations, United Artists is also constructing theatres with stadium seating, more comfortable seats, analog and digital stereo sound systems and other state-of-the-art design features and amenities.

  As a result of new construction and the sale or closure of older, smaller theatres, approximately 28.6% of United Artists' screens have been constructed since January 1, 1992 and approximately 45.7% of theatres operated on January 1, 1992 have been sold or closed. As a result of this new construction and the sale or closure of older, smaller theatres, United Artists' average number of screens per theatre has increased 37.5% from 4.8 screens at January 1, 1992 to
6.6 screens as of March 31, 1998.

  United Artists has historically financed, and plans to continue to finance, a significant portion of the cost of construction of new theatres by entering into long-term leases or sale and leaseback transactions. United Artists' long-term leases typically have initial terms of 15 to 25 years with renewal options and require the landlord to provide a significant portion of the up-front construction costs. As a result, capital expenditures are often only required for equipment and certain tenant finishes thereby reducing the net capital expenditures required for new leased theatres. Although in certain circumstances United Artists may choose to acquire an existing theatre, United Artists believes that it is generally more cost effective to add a new theatre location through construction. See "Risk Factors--Substantial Capital Expenditures."

  In addition to new construction, United Artists also intends to devote significant resources to adding additional screens to existing theatres and refurbishing or rebuilding existing theatres to strengthen its position in existing areas. United Artists believes that renovating, expanding or completely rebuilding certain of its existing theatre locations provides it with a significant competitive advantage in many of the large metropolitan areas where the availability of suitable theatre sites is limited.

  Geographic Positioning. Geographic positioning and operating efficiencies are key elements of United Artists' operating strategy. Geographic clustering at both the regional and local level is important in providing United Artists with access to attractive new theatre development opportunities and enhancing film buying and operating efficiencies. United Artists achieves operating efficiencies by concentrating regional corporate operations around fewer strategic markets and reducing its number of less profitable, non-strategic theatres.

  Theatrical exhibitors depend upon strong geographic positioning to obtain the most attractive film rental arrangements because film bookings are negotiated on a market by market basis. Strong geographic positioning in terms of both number of screens and locations enhances the attractiveness of a theatre exhibitor to film distributors, in part due to the exhibitor's ability to influence the local success of a film release.

  United Artists' theatres are located in large and medium sized metropolitan areas in California, southern New York (primarily New York City and Long Island), New Jersey, Florida, Texas, eastern Pennsylvania (including Philadelphia), Louisiana, Colorado (primarily Denver), Georgia and certain areas in North and South Carolina. United Artists believes that it has strong positions in many of these major metropolitan areas. The states that represented the largest geographic concentration of theatres and screens operated, accounting for approximately 57.9% and 56.5% of United Artists' total theatres and screens, respectively, as of March 31, 1998 and approximately 61.5% and 65.6% of United Artists' theatrical revenue and theatrical EBITDA, respectively, for the twelve months ended March 31, 1998, were as follows:

                              TOTAL NUMBER TOTAL NUMBER PERCENT OF  PERCENT OF
                                   OF           OF       THEATRE   TOTAL THEATRE
STATE                           THEATRES     SCREENS     REVENUE      EBITDA
-----                         ------------ ------------ ---------- -------------
California...................      63          356          20%          15%
New York.....................      31          171          14%          20%
Florida......................      25          217           8%           9%
Pennsylvania.................      27          142           8%          11%
Texas........................      26          195           8%           5%
Louisiana....................      19          142           4%           5%

FILM LICENSING

  United Artists obtains licenses to exhibit films by directly negotiating with film distributors on a film-by-film and theatre-by-theatre basis. United Artists licenses films through its booking offices located in New York and Los Angeles. Individuals in the booking offices are responsible for booking films for theatres in their assigned regions. This regional film booking structure allows United Artists to maintain better relationships with the film distributors' regional representatives and provides better insight to the film tastes of its patrons. United Artists licenses films from all of the major and independent film distributors and is not overly dependent on any one film distributor for film product. See "Risk Factors--Dependence on Films and Distributors."

  United Artists licenses the majority of its first run films from distributors owned by the major and independent film production companies. Each film distributor establishes geographic areas known as "film zones," and typically allocates each of its films to only one theatre within each film zone. In most cases where there is more than one exhibitor in a film zone this allocation process is based on long standing relationships between the distributor and exhibitor or is done on an alternating basis. In certain very limited cases where several exhibitors operate in a single film zone, films are allocated based on an exhibitor bidding process. The size of a film zone is based primarily upon population density. United Artists operates in approximately 275 film zones and believes that it is the only exhibitor in 108 of these zones, and therefore does not currently compete with other exhibitors for licensing specific film product at a given time in such film zones.

MARKETING AND ADVERTISING

  United Artists relies principally upon newspaper advertisements, newspaper film schedules and word of mouth to inform its patrons of film titles and exhibition times. United Artists utilizes local newspaper advertisements to promote its theatres and inform its patrons of the films being played and show times. United Artists typically pays for this type of advertisement. In most areas, multi-media advertisements for upcoming film releases are paid by film distributors. In selected areas there is a "co-op" arrangement whereby the exhibitors and distributors share in the cost of film advertisements in newspapers. Film distributors will also typically pay for radio and television spots to promote certain motion pictures and special events. During the three months ended March 31, 1998 and 1997 and each of the years ended December 31, 1997, 1996, 1995, and 1994, United Artists' advertising expenditures were approximately 3.9%, 4.0%, 3.8%, 4.0%, 4.5%, and 3.8%, respectively, of admissions revenue.

  Prior to the opening of a new theatre, United Artists typically initiates a marketing campaign that advertises and promotes the new theatre for several weeks to several months prior to the new theatre's opening date. The costs associated with such marketing campaigns are capitalized and expensed as other operating expenses over the twelve months subsequent to the new theatre's opening date. In addition, in instances in which a theatre is performing below management's expectations, United Artists may initiate a newspaper marketing campaign with the objective of increasing attendance at the theatre.

COMPETITION

  United Artists competes for the public's leisure time and disposable income with all forms of entertainment including sporting events, concerts, live theatre, and restaurants. United Artists also is subject to varying degrees of competition from other theatre circuits and independent theatres, some of which may have greater access to capital resources. The motion picture exhibition industry is highly competitive, particularly with respect to film licensing, attracting patrons and acquiring or leasing new theatre sites. Some of United Artists' competitors may be better established in certain areas where United Artists' theatres are located. Competition for patrons occurs locally and depends upon factors such as: (i) which films a particular theatre is showing; (ii) location of theatres; (iii) comfort and quality of theatres; and (iv) ticket prices. Film patrons are not "brand" conscious and generally choose a theatre because of film selection, location and quality of the theatre.

  Competition among theatre circuits for licensing popular films occurs locally and is based on the prestige and location of an exhibitor's theatres, quality of the theatres (especially projection and sound quality), seating capacity, and the exhibitor's ability and willingness to promote the films. United Artists believes that promoting good relations with film distribution and production companies is important to consistently obtain the best mix of available films.

  Where real estate is readily available there are few barriers preventing competitors from opening theatres near one of United Artists' theatres, which may have a material adverse effect on United Artists' theatre. In addition, "megaplexes" (theatres with 20 or more screens) have been built or are planned to be built by competitors in certain areas in which United Artists operates, which may result in excess capacity and adversely affect attendance and pricing at other theatres in such areas.

  Alternative motion picture exhibition delivery systems, including cable television, video cassettes, satellite and pay per view, also exhibit filmed entertainment after its theatrical release. The expansion of such delivery systems (such as video on demand) could have a material adverse effect upon United Artists' business and results of operations.

  Recent consolidation in the industry has included the merger of Sony Corp.'s Loews Theatres Exhibit Group with Cineplex Odeon Corp. announced in October 1997 and consummated in May 1998; the acquisition by KKR of Act III Cinemas Inc., also announced in October 1997 and consummated in December 1997; and the joint acquisition of Regal Cinemas Inc. by affiliates of KKR and Hicks Muse announced in January 1998 and consummated in May 1998. Such consolidation could increase the level of competition for the industry.

SATELLITE THEATRE NETWORKTM

  In an effort to utilize its existing theatres more effectively during periods of low attendance (such as mornings and weekdays), United Artists has developed a business unit called the Proteus NetworkTM or Satellite Theatre NetworkTM. The Satellite Theatre NetworkTM rents theatre auditoriums for seminars, corporate training, business meetings and other educational or communication uses, product and customer research and other entertainment uses. Theatre auditoriums are rented individually or on a networked basis. To provide the "broadcast" network or "teleconferencing" equipment, a network of theatres has been created by installing high quality (high definition-like) video projection equipment within theatres that are networked via the combination of satellite delivery from a single location or multiple locations and telephonic communication.

  As of March 31, 1998, the Satellite Theatre NetworkTM included 31 theatres equipped with electronic video capability and additional 229 theatres that were being rented for individual non-networked uses. All of United Artists' theatres can be "networked" through the use of temporary equipment. Because the Satellite Theatre NetworkTM operations within the theatre are managed by existing personnel, very little incremental personnel expenditures are required. Marketing of the Satellite Theatre NetworkTM services is performed on a national basis by staff located in Englewood, Colorado. United Artists recorded $1.4 million, $1.8 million, $6.2 million, $6.0 million and $1.6 million of revenue from the Satellite Theatre NetworkTM for the three months ended March 31, 1998 and 1997 and the years ended December 31, 1997, 1996, and 1995, respectively.

TRADEMARKS AND TRADE NAMES

  Pursuant to a Trademark Agreement, dated as of May 12, 1992, between UATC and TCI, UATC's former parent corporation, and certain affiliates of TCI, UATC was granted the right to use the names "United Artists" and "UA" and derivatives thereof and other related intellectual property rights (collectively, the "UA Marks") in connection with the motion picture theatre business worldwide, except in the United Kingdom. TCI retained the right to use the UA Marks in connection with any use in the United Kingdom and in connection with any use other than the motion picture theatre business worldwide, except in the United Kingdom. TCI is not an issuer or a guarantor of, or otherwise obligated with respect to, the Notes. Neither UATC nor United Artists owns any trademark registrations relating to any of the UA Marks. UATC has used the name "United Artists" and derivatives thereof and other related intellectual property rights since its formation in 1926.

  United Artists Corporation and its affiliates ("MGM"), which is not affiliated with United Artists, owns trademark registrations covering certain uses of the "United Artists" name, including but not limited to the production and distribution of motion pictures. In 1997, MGM and UATC entered into two agreements regarding the use of the UA Marks. Pursuant to an agreement relating to the United States, UATC has the exclusive right to use "United Artists Theatres" in connection with the business of operating motion picture theatres and the theatrical exhibition of motion pictures, and operations which are directly incident thereto and ancillary therewith as well as the business of presenting non-motion picture events, such as meetings, seminars, training sessions and presentations, including such programs and interactive events conducted simultaneously at more than one of UATC's motion picture theatres which are linked together by communication equipment. Pursuant to the same agreement, UATC has the non-exclusive right to use "United Artists Theatres" in connection with the operation of entertainment centers in the nature of interactive arcades located in the same theatre, or in the same building or complex as a theatre in which UATC is engaged in the exhibition of motion pictures. The agreement further provides that MGM has the exclusive right to the name "United Artists" in connection with all of its present and future activities, including the business of creating, producing, distributing and exploiting motion pictures, video tapes and other entertainment goods and services, and operations which are directly incident thereto and ancillary therewith. MGM also has the right to use and authorize others to use the "UNITED ARTISTS" mark in connection with the exhibition of motion pictures in theatres located in theme parks. This agreement is terminable upon 60 days notice by either party. The international agreement is for an initial term of 10 years with eight automatic ten-year renewals. During the initial term, UATC has an exclusive, royalty-free license to use "United Artists Theatres" outside the United States in connection with the exhibition of motion pictures in motion picture theatres and operations which are directly incident thereto and ancillary therewith, such as the sale of concessions and a non-exclusive, royalty-free license during each of the renewal terms. During the initial term and each of the renewal terms, UATC has a non-exclusive royalty-free license to use "United Artists Theatres" outside the United States in connection with the operation of entertainment centers in the nature of interactive arcades located in the same theatre, or in the same building or complex as a theatre in which UATC is engaged in the exhibition of motion pictures and the presentation of non-motion picture programs and the interactive events at UATC's motion picture theatres, such as meetings, seminars, training sessions and presentations, including such programs and interactive events conducted simultaneously at more than one of UATC's motion picture theatres which are linked together by communication equipment.

GOVERNMENTAL REGULATIONS

  The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The most significant of these cases is United States v. Paramount Pictures Corporation, et al., which was affirmed by the United States Supreme Court in 1950. Although United Artists was not a party in the Paramount case, the consent decrees resulting from that litigation do have a material impact on United Artists. Those consent decrees bind certain major film distributors and require the films of such distributors to be offered and licensed to exhibitors, including United Artists, on a theatre-by-theatre basis. Consequently, United Artists cannot assure itself of a supply of films by entering into long-term arrangements with major distributors, but must compete for its licenses on a film-by-film and theatre-by-theatre basis.

  The Americans with Disabilities Act of 1990 ("ADA") and certain state statutes, among other things, require that places of public accommodation, including theatres (both existing and newly constructed), be accessible to, and that assistive listening devices be available for use by, certain patrons with disabilities. With respect to access to theatres, the ADA may require that certain modifications be made to existing theatres to make such theatres accessible to certain theatre patrons and employees who are disabled. The ADA requires that theatres be constructed in such a manner that persons with disabilities have full use of the theatre and its facilities and reasonable access to work stations. The ADA provides for a private right of action and reimbursement of plaintiff's attorneys' fees and expenses under certain circumstances. United Artists has established a program to review and evaluate United Artists' theatres and to make any changes that may be required by the ADA. In 1995, UATC settled the lawsuit styled Connie Arnold et al. v. UATC, filed in 1991. This lawsuit involved allegations that certain of UATC's theaters lacked accessibility to persons with mobility disabilities in violation of the ADA. In the settlement agreement, UATC, the plaintiffs and the Department of Justice established standards of modification which must be made to UATC's theatres throughout the United States to make them more accessible to persons with disabilities. United Artists believes that the cost of complying with the ADA and the settlement agreement in the Connie Arnold case will not have a material adverse effect on United Artists' financial position or results of operations.

INSURANCE

  United Artists' management believes that it maintains insurance coverage in such amounts, with such deductibles and covering such risks as is customary for companies engaged in similar businesses as United Artists.

EMPLOYEES

  As of March 31, 1998, United Artists employed approximately 9,400 employees, of which approximately 1,300 were full time. Approximately 41.4% of United Artists' employees (substantially all of whom are part-time employees who work in the theatres) are paid based on the applicable state and federal minimum wage regulations. Approximately 100 employees (primarily consisting of film projectionists) are covered by collective bargaining agreements. United Artists considers its relations with its employees to be satisfactory.

LEGAL PROCEEDINGS

  United Artists is involved in various pending and threatened legal proceedings involving allegations concerning contract breaches, torts, employment matters, environmental issues, antitrust violations, local tax disputes and miscellaneous other matters. In addition, there are various claims against United Artists relating to certain of the leases held by United Artists. Although it is not possible to predict the outcome of these proceedings, United Artists believes that such legal proceedings will not have a material adverse effect on United Artists' financial position, liquidity or results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth certain information regarding the directors and executive officers of the Company:

   NAME                            AGE                 POSITION
   ----                            ---                 --------
   Kurt C. Hall...................  39 President and Chief Executive Officer
                                        and Director
   Dennis R. Daniels..............  50 Executive Vice President of Theatre
                                        Operations
   Gene Hardy.....................  47 Executive Vice President and General
                                        Counsel
   Michael L. Pade................  48 Director and Executive Vice President
                                        of Film Operations
   Jim Ruybal.....................  53 Executive Vice President of New
                                        Business Development
   Bruce M. Taffet................  51 Executive Vice President of Purchasing,
                                        Marketing, and National Concessions
   Trent J. Carman................  37 Chief Financial Officer
   John W. Boyle..................  69 Director and Chairman of the Board
   James J. Burke, Jr. ...........  46 Director
   Albert J. Fitzgibbons, III.....  52 Director
   Robert F. End..................  42 Director
   Scott M. Shaw..................  35 Director

  Kurt C. Hall was named President and Chief Executive Officer of the Company on March 6, 1998. Mr. Hall was Chief Operating Officer from February 24, 1997 until March 6, 1998 and Executive Vice President, Chief Financial Officer and a director of the Company since May 12, 1992. Mr. Hall is also a director of Showscan Entertainment Inc.

  Dennis R. Daniels has been Executive Vice President of Theatre Operations of the Company since 1993. He was previously a Vice President of UATC responsible for Central U.S. operations. Mr. Daniels has served United Artists for 24 years in various operating capacities.

  Gene Hardy has been Executive Vice President and General Counsel of the Company since September 1994. From May 1992 to September 1994, Mr. Hardy was Senior Vice President and General Counsel of United Artists.

  Michael L. Pade has been Executive Vice President of Film Operations of the Company since February 1997 and was appointed as a director on May 5, 1998. Mr. Pade joined United Artists in October 1994 as a Senior Vice President of Film Operations. Prior to joining United Artists, Mr. Pade worked for Mann Theatres as the Senior Vice President in charge of domestic film booking.

  Jim Ruybal has been Executive Vice President of New Business Development of the Company since 1992. Mr. Ruybal's duties include supervision of the Company's Satellite Theatre NetworkTM.

  Bruce M. Taffet was promoted to Executive Vice President of Purchasing, Marketing and National Concessions of the Company in January 1995. Prior to January 1995, Mr. Taffet was the Senior Vice President in charge of national concession operations of United Artists.

  Trent J. Carman was named Chief Financial Officer of the Company on March 6, 1998. Mr. Carman was Senior Vice President and Treasurer of the Company from September 1997 until March 6, 1998 and was Vice President of Finance from June 1992 to September 1997. He was previously with KPMG Peat Marwick for seven years.

  John W. Boyle was named Chairman of the Board of the Company on March 6, 1998. He has been a director of the Company since March 5, 1997. Mr. Boyle was Chief Financial Officer of Eckerd Corporation from 1983 to 1995 and Vice Chairman from 1992 to 1995. Mr. Boyle is a director of Supermarkets General Holdings Corp.

  James J. Burke, Jr. has been a director of the Company since May 12, 1992. Mr. Burke is a Partner and Director of Stonington Partners, Inc., a private investment firm, a position that he has held since 1993, and a Partner and Director of Stonington Partners, Inc. II since 1994. He has also been a member of the Board of Directors of Merrill Lynch Capital Partners, Inc. ("MLCP"), a private investment firm affiliated with Merrill Lynch & Co., Inc. since 1987 and a Consultant to MLCP since 1994. He was the Managing Partner of MLCP from 1993 to July 1994 and President of MLCP from 1987 to 1994. Mr. Burke was also a Managing Director of the Investment Banking Division of Merrill Lynch, Pierce, Fenner & Smith Incorporated from 1985 to 1994. Mr. Burke is a Director of the following companies with publicly registered debt and equity securities: Ann Taylor Stores Corporation, Education Management Corporation, Pathmark Stores, Inc., and Supermarkets General Holdings Corporation.

  Albert J. Fitzgibbons, III has been a director of the Company since May 12, 1992. Mr. Fitzgibbons is a Partner and a Director of Stonington Partners, Inc., a private investment firm, a position that he has held since 1993 and a Partner and a Director of Stonington Partners, Inc. II. He has also been a Director of MLCP, since 1988 and a Consultant to MLCP since 1994. He was a Partner of MLCP from 1993 to 1994 and Executive Vice President of MLCP from 1988 to 1993. Mr. Fitzgibbons was also a Managing Director of the Investment Banking Division of ML&Co. from 1978 to July 1994. Mr. Fitzgibbons is a Director of the following companies with public debt or equity securities:
Borg-Warner Security Corporation, Dictaphone Corporation, Merisel, Inc. and U.S. Foodservice, Inc.

  Robert F. End has been a director of the Company since February 17, 1993. Mr. End is a Partner and a Director of Stonington Partners, Inc., a private investment firm, a position that he has held since 1993 and is a Partner and Director of Stonington Partners, Inc. II. He has also been a Director of MLCP, since 1993 and a Consultant to MLCP since 1994. He was a Partner of MLCP from 1993 to 1994 and Vice President of MLCP from 1989 to 1993. Mr. End was also a Managing Director of the Investment Banking Division of Merrill Lynch, Pierce, Fenner & Smith Incorporated from 1993 to July 1994 and a Director of the Investment Banking Division of MLPF&S from 1990 to 1993. Mr. End is a Director of the following companies with publicly registered debt or equity securities:
Goss Graphic Systems, Inc. and Packard BioScience Company.

  Scott M. Shaw has been a director of the Company since February 17, 1993. Mr. Shaw is a Principal of Stonington Partners, Inc., a private investment firm, a position that he has held since 1993. He has also been a Consultant to MLCP, since 1994, and was formerly an Associate of MLCP from 1991 to July, 1994 and an Analyst of MLCP from 1986 to 1989. Mr. Shaw was also a Vice President of the Investment Banking Division of ML&Co. from January to July 1994, an Associate of the Investment Banking Division of ML&Co. from 1991 to 1994, and an Analyst of the Investment Banking Division of ML&Co. from 1986 to 1989. Mr. Shaw is a Director of the following companies with publicly traded debt securities: Dictaphone Corporation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1997, the Compensation Committee consisted of Messrs. Burke and Fitzgibbons, neither of whom has ever been an officer or employee of United Artists.

COMPENSATION OF DIRECTORS

  Mr. Boyle received 10,000 performance options (with a $12.00 exercise price) and $20,000 in cash for his services as a director during 1997. No other directors of the Company received any compensation for their services as directors or committee members.

LIMITATION ON DIRECTORS' LIABILITY

  The Company's certificate of incorporation provides that no director of United Artists shall be personally liable to United Artists or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. In addition, the Company's employment agreements with certain of its executive officers, one of whom is also a director, provide for indemnification of such persons.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS

  The following table sets forth the compensation paid by the Company to the Chief Operating Officer and Chief Financial Officer and the four next most highly compensated executive officers who were officers of the Company on December 31, 1997 (collectively, the "Named Executive Officers") for services rendered in all capacities during fiscal 1997, 1996 and 1995:

                          SUMMARY COMPENSATION TABLE

                                               LONG-TERM
                                              COMPENSATION
                                                AWARDS/
                          ANNUAL COMPENSATION  SECURITIES
                          -------------------  UNDERLYING  OTHER ANNUAL  ALL OTHER
        NAME AND               SALARY  BONUS     STOCK     COMPENSATION COMPENSATION
  PRINCIPAL POSITIONS     YEAR ($)(1)  ($)(2) OPTIONS (#)     ($)(3)       ($)(4)
  -------------------     ---- ------- ------ ------------ ------------ ------------
Kurt C. Hall(5) ........  1997 283,103    --     80,000        2,877        4,684
 Chief Operating Officer  1996 220,514    --        --           920       22,182
 and                      1995 216,300 12,500       --           --        23,127
 Chief Financial Officer
Michael L. Pade ........  1997 253,846    --     12,000        6,083       41,079
 Executive Vice           1996 220,080    --        --         5,426          --
 President                1995 185,000    --        --           --           --
Dennis R. Daniels ......  1997 205,130    --     12,000        2,287        4,800
 Executive Vice           1996 195,473    --        --         2,500       14,723
 President                1995 185,640  4,375       --           --        15,273
Jim Ruybal .............  1997 193,481    --     12,000        1,073        4,800
 Executive Vice           1996 186,300    --        --           --        18,630
 President                1995 183,998  8,000       --           --        19,297
Thomas C. Elliot(6) ....  1997 215,029    --        --         4,603        4,800
 Executive Vice           1996 204,244    --     15,300        4,845       20,765
 President                1995 198,000  8,000       --           --        21,053
Stewart D. Blair(7) ....  1997 697,745    --        --         7,000      445,760
 Former Chief Executive   1996 681,882    --        --        10,258       72,085
 Officer                  1995 642,467 47,250       --           --        68,959
Robert E. Capps, Jr.(8)   1997 272,950    --        --           908       22,448
 .......................  1996 254,260    --        --         2,545       10,498
 Former Executive Vice    1995 242,022 25,000       --           --       150,323
 President

--------
(1) Represents annual salary, including compensation deferred by the Named Executive Officer pursuant to the UATC 401(k) Savings Plan and the UATC Supplemental 401(k) Savings Plan (prior to January 1, 1997).
(2) The executive officers were entitled to receive bonuses depending on United Artists' achievement of certain performance criteria. Bonus amounts are reflected in the year paid but relate to the performance of the previous year.
(3) Other annual compensation consists of reimbursement of membership dues.
(4) Consists primarily of matching contributions to employee benefit plans except for amounts attributable to Mr. Blair which are in connection with his severance package, Mr. Capps which are primarily related to reimbursement of moving expense and to Mr. Pade which are related to a loan which was forgiven.
(5) During 1997 the Company did not have a chief executive officer. Mr. Hall was named President and Chief Executive Officer of the Company on March 6, 1998.
(6) Mr. Elliot resigned from the Company in 1998.
(7) Mr. Blair resigned as Chief Executive Officer of the Company in December 1996. Amounts received by Mr. Blair in 1997 are in connection with his severance arrangements with the Company.
(8) Mr. Capps resigned from the Company in February 1997. A portion of the amount received by Mr. Capps in 1997 is in connection with his severance arrangements with the Company.

  The following table sets forth all stock options granted to the Named Executive Officers during 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                      POTENTIAL REALIZABLE VALUE
                         NUMBER OF   % OF TOTAL                         AT ASSUMED ANNUAL RATES
                         SECURITIES   OPTIONS                         OF STOCK PRICE APPRECIATION
                         UNDERLYING  GRANTED TO  EXERCISE                   FOR OPTION TERM
                          OPTIONS   EMPLOYEES IN PRICE PER EXPIRATION --------------------------- -------
          NAME            GRANTED       1997       SHARE      DATE         5%           10%
          ----           ---------- ------------ --------- ---------- ---------------------------
Kurt C. Hall............   80,000       40.6%     $12.00      2007    $    603,739 $    1,529,993
Michael L. Pade.........   12,000        6.1       12.00      2007          90,561        229,499
Dennis R. Daniels.......   12,000        6.1       12.00      2007          90,561        229,499
Jim Ruybal..............   12,000        6.1       12.00      2007          90,561        229,499
Thomas C. Elliot........      --         --          --        --              --             --
Stewart D. Blair........      --         --          --        --              --             --
Robert E. Capps, Jr.....      --         --          --        --              --             --

  The following table sets forth the stock options held by the Named Executive Officers as of December 31, 1997.

                         FISCAL YEAR-END OPTION VALUES

                                     NUMBER OF SHARES UNDERLYING          VALUE OF UNEXERCISED
                                       UNEXERCISED OPTIONS AT            IN-THE-MONEY OPTIONS AT
                                          DECEMBER 31, 1997               DECEMBER 31, 1997(1)
                                     -------------------------------    -------------------------
          NAME           OPTION TYPE EXERCISABLE      UNEXERCISABLE     EXERCISABLE UNEXERCISABLE
          ----           ----------- -------------    --------------    ----------- -------------
Kurt C. Hall............ Incentive            30,250                --    $60,500          --
                         Performance             --             107,500       --       $55,000
                         Premium                 --              13,750       --           --
Michael L. Pade......... Incentive             6,200              1,550     7,502        1,876
                         Performance             --              18,750       --         8,168
                         Premium                 --               3,375       --           --
Dennis R. Daniels....... Incentive            10,000                --     20,000          --
                         Performance             --              21,125       --        18,250
                         Premium                 --               6,063       --           --
Jim Ruybal.............. Incentive            13,850                --     27,700          --
                         Performance             --              24,500       --        25,000
                         Premium                 --               6,250       --           --
Thomas C. Elliot........ Incentive            18,170              5,280    36,340       10,560
                         Performance             --              20,900       --        41,800
                         Premium                 --              10,300       --           --
Stewart D. Blair........ Incentive               --                 --        --           --
                         Performance             --                 --        --           --
                         Premium                 --                 --        --           --
Robert E. Capps, Jr..... Incentive               --                 --        --           --
                         Performance             --                 --        --           --
                         Premium                 --                 --        --           --

--------
(1) As the Common Stock is not publicly held, the Company has valued the unexercised stock options using the value attributable to the stock options granted closest to, but not after, December 31, 1997 ($12.00).

LONG-TERM INCENTIVE AWARDS

  No long-term incentive awards were granted to any Named Executive Officers during 1996 or 1997.

EMPLOYEE BENEFIT PLANS

  The Company established the United Artists Theatre Circuit, Inc. 401(k) Savings Plan (the "Savings Plan") which allows electing employees to contribute up to 10.0% of their compensation, subject to certain Internal Revenue Service (the "IRS") limitations. Prior to January 1, 1997, the Company matched 100.0% of the electing employee's contributions up to 10.0% of an employee's compensation. As part of the corporate restructuring plan, effective January 1, 1997, the Savings Plan was amended to provide for a Company match of 100.0% of each employee's contribution up to 3.0% of their compensation. Employees vest in the Company's matching contributions 20.0% per year for every year of service, as defined in the Savings Plan.

  Effective January 1, 1993, the Company established the United Artists Theatre Circuit, Inc. Supplemental 401(k) Savings Plan (the "Supplemental Plan") for certain employees who are highly compensated as defined by the IRS and whose elective contributions to the Savings Plan exceed the Service's limitations. Through December 31, 1996, such employees were allowed to contribute to the Supplemental Plan, provided that the aggregate contributions to the Savings Plan and Supplemental Plan did not exceed 10.0% of their compensation. As part of the corporate restructuring plan, effective January 1, 1997, the Company suspended the Supplemental Plan. The Company matched 100.0% of the employee's contributions through the date of suspension of the Supplemental Plan. Employees vest ratably in the Company's matching contributions over five years from the date of participation in the Supplemental Plan.

  Matching contributions to the Savings Plan and the Supplemental Plan for the Named Executive Officers have been included in the summary compensation table.

  During 1997, the Company established a bonus plan for all non-commissioned corporate employees that is based upon the Company achieving its operating budgets and other financial and operating goals and the employee achieving certain specified goals.

STOCK OPTION PLAN

  In 1997 the Company established a stock option plan (the "Stock Option Plan") under which all of the stock options granted during 1997 are governed. The Stock Option Plan that permits the grant of: (i) incentive stock options;
(ii) performance stock options; and (iii) premium stock options. The incentive stock options vest in equal amounts each year through the fifth anniversary of the date of grant, while the performance and premium stock options vest based on certain calculations of United Artists' value or the investment returns received by the Class A common stockholders of the Company. Upon the occurrence of certain extraordinary corporate transactions, the incentive stock options and the premium stock options will become immediately exercisable. Each vested incentive or performance stock options may be exercised for one Class B share of Common Stock at an exercise price equal to the estimated market value of the Class B Common Stock at the date of grant. Each vested premium stock option may be exercised for one Class B share of Common Stock at an exercise price that increases from $30.00 to $233.00. All options expire ten years after the date of grant. The Class A Common Stock and the Class B Common Stock are identical except that the shares of Class B Common Stock do not have any voting rights. The Class C Common Stock vests over a four-year period and is identical to the Class B Common Stock except for a $9.50 per share liquidation preference in favor of the holders of the Class A and Class B common stockholders.

  In July 1998, the Company adopted a management stock plan (the "Management Stock Plan") which permits the grant of stock options to employees and directors of United Artists and certain of its subsidiaries. Stock options granted under the Management Stock Plan vest according to the terms and conditions of the applicable option agreement. Certain options granted during 1998 under the Management Stock Plan vest 25% as of the date of grant and 18.75% on each of the first and second anniversaries of the date of grant, with vesting of an additional 18.75% shares on December 31, 1998 and 1999 if the Company meets certain performance goals as established by the Board of Directors from time to time; provided that in each case the option grantee remains an employee of United Artists on such vesting date. Other options vest in equal 25% shares on each of the first and second anniversaries of the date of grant, with vesting of an additional 25% shares on December 31, 1998 and 1999 conditioned on the same performance goals, subject to the same employment condition in each case. Upon the occurrence of a change of control of the Company (as defined in the Management Stock Plan), all options will become fully vested. Each vested option may be exercised for one Class B share of Common Stock at an exercise price set forth in the applicable option agreement. The Company expects to grant approximately 232,000 options at an exercise price of $12.00 per share and approximately 92,000 options at an exercise price of $22.50 per share to certain Named Executive Officers under the Management Stock Plan at the time of its adoption.

EMPLOYMENT AGREEMENTS

  UATC entered into employment agreements (each an "Employment Agreement" and collectively, the "Employment Agreements") with each of Kurt C. Hall, Edward
C. Cooper, Dennis R. Daniels, Gene Hardy, Robert A. McCormick, Michael L. Pade, Jim Ruybal and Bruce M. Taffet. In May 1998, UATC extended the terms of the Employment Agreements. As extended, the Employment Agreements with Messrs. Daniels, Hardy, Ruybal and Taffet expire on December 31, 1998; the Employment Agreements with Messrs. Cooper and McCormick expire on December 31, 1999; and the Employment Agreements with Mr. Hall and Mr. Pade expire on December 31, 2000. Each of the Employment Agreements provides for automatic one year renewals on its expiration date and each one year anniversary of its expiration date absent notice to the contrary by the Company or the employee except for the Employment Agreements for Messrs. Hall and Pade which provide for automatic two year renewals on their expiration dates and each two year anniversary of their expiration date absent such notice.

  Under the Employment Agreements, the employee receives a Base Salary (as defined in the Employment Agreements) and certain customary benefits, including health and disability insurance, participation in employee benefit plans and certain perquisites. Each Employment Agreement provides that the employee will be eligible to receive annual bonuses during the term of employment, as determined by the Board of Directors.

  In the event that Mr. Hall or Mr. Pade is terminated without cause, such individual will be entitled to his Base Salary for two years and annual bonuses for two years, in an amount based upon the average of the annual bonuses awarded to him over the preceding two fiscal years.

  In the event that Mr. McCormick or Mr. Cooper is terminated without cause, such individual will be entitled to his Base Salary for the remainder of the term of his employment agreement following his termination but not less than 12 months and annual bonuses for the remainder of the term of his employment agreement but not less than 12 months, in an amount based upon the average bonuses paid to him over the preceding two fiscal years.

  In the event that Mr. Daniels, Mr. Ruybal, Mr. Hardy or Mr. Taffet is terminated without cause, such individual will be entitled to his Base Salary for the lesser of two years or the remainder of the term of his employment agreement following termination, but not less than 12 months and annual bonuses for the lesser of two years or the remainder of the term of his employment agreement following termination, but not less than 12 months, in an amount based upon the average bonuses paid to him over the preceding two fiscal years.

                             CERTAIN TRANSACTIONS

  The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the applicable agreements.

STOCKHOLDERS AGREEMENT

  In connection with the Acquisition, the Company, the Merrill Lynch Group, the Management Investors and Institutional Investors (as such terms are defined therein) entered into a Stockholders Agreement, dated as of May 12, 1992 (the "Stockholders' Agreement"). The Stockholders' Agreement provides, among other things, for certain (a) restrictions on transfers of shares of Common Stock by the Management Investors and the Institutional Investors prior to the tenth anniversary of the Acquisition, (b) "puts and calls" with respect to shares of capital stock of the Company owned by the Management Investors upon termination of a Management Investors' employment, (c) "tag-along and drag-along rights" in the event of certain sales of capital stock of the Company by any one or more of the members of the Merrill Lynch Group, (d) registration rights, (e) rights for the Management Investors to exchange all or any portion of their Class B Common Stock for an equal number of shares of Class A Common Stock immediately prior to any registration and sale of any such Class B Common Stock pursuant to the incidental registration rights under the Stockholders' Agreement, (f) preemptive rights in favor of the Institutional Investors and the Management Investors who are "Accredited Investors" to acquire certain newly issued equity securities of the Company which are sold to the Merrill Lynch Group, and (g) in the case of the Institutional Investors, rights relating to access to information and the ability to sell their shares of Common Stock after the fifth anniversary of the Acquisition, subject to compliance with a right of first offer procedure.

  The Stockholders' Agreement will terminate on May 12, 2002; except that the provisions thereof relating to puts and calls, preemptive rights and certain of the special provisions relating to the Institutional Investors will terminate and be of no further force or effect upon the sale of any shares of Common Stock pursuant to an effective registration statement (other than any registration with respect to mergers, recapitalizations or other business combinations or with respect to employee benefit plans) under the Securities Act.

  The Merrill Lynch Group owns approximately 90.8% of the outstanding voting stock of the Company. Messrs. Burke, Fitzgibbons, End and Shaw serve as representatives of the Merrill Lynch Group on the Board of Directors of the Company and Messrs. Burke, Fitzgibbons and End also serve as directors of MLCP and the other companies in which certain affiliates of the Merrill Lynch Group have equity investments and for which they were serving as a director in July 1994. In this connection, each of Messrs. Burke, Fitzgibbons, End and Shaw entered into a consulting agreement with MLCP which is effective through December 31, 1998 and provides, among other things, for his continued availability to serve on the Board of Directors of the Company and the respective boards of directors of such other companies for which he was serving as a director in July 1994 until requested to resign by MLCP, and for his compensation (directly or indirectly) by MLCP for serving in such director capacities and for other consulting services. See "Risk Factors--Controlling Stockholders" and "Management--Directors and Executive Officers of the Company."

                           PRINCIPAL STOCK OWNERSHIP

  The following table sets forth certain information with respect to the expected beneficial ownership of the Common Stock as of March 31, 1998 by: (i) each person known by the Company to own beneficially more than 5.0% of the outstanding shares of the Common Stock; (ii) each executive officer and director of the Company; and (iii) all executive officers and directors of the Company as a group. Unless noted otherwise, the address for each executive officer is in care of the Company at 9110 E. Nichols Avenue, Englewood, Colorado 80112-3405.

                                      BENEFICIAL PERCENTAGE BENEFICIAL PERCENTAGE BENEFICIAL PERCENTAGE
                                       INTEREST      OF      INTEREST      OF      INTEREST      OF     PERCENTAGE
                                       CLASS A    CLASS A    CLASS B    CLASS B    CLASS C    CLASS C       OF
          NAME AND ADDRESS              COMMON     COMMON     COMMON     COMMON     COMMON     COMMON     COMMON
          BENEFICIAL OWNER              STOCK      STOCK      STOCK      STOCK      STOCK      STOCK      STOCK
          ----------------            ---------- ---------- ---------- ---------- ---------- ---------- ----------
Merrill Lynch Capital Partners, Inc.
 ("MLCP")(1)(5)(7)..................  8,409,761     72.8%          0       --           0        --        71.6%
Other affiliates of Merrill Lynch &
 Co., Inc. (2)(5)...................  2,082,205     18.0%          0       --           0        --        17.7%
Institutional Investors(8)..........  1,059,417      9.2%          0       --           0        --         9.0%
Kurt C. Hall(3)(6)..................          0      --       41,750      23.3%         0        --         0.4%
Michael Pade(3)(6)..................          0      --        6,775       3.8%       811        6.2%       0.1%
Dennis R. Daniels(3)(6).............          0      --       12,600       7.0%         0        --         0.1%
Jim Ruybal(3)(6)....................          0      --       20,850      11.6%         0        --         0.2%
Thomas C. Elliot(3)(6)..............          0      --       30,370      16.9%       550        4.2%       0.3%
James J. Burke, Jr.(4)(7)...........          0      --            0       --           0        --         --
Albert J. Fitzgibbons, III(4)(7)....          0      --            0       --           0        --         --
Robert F. End(4)(7).................          0      --            0       --           0        --         --
Scott Shaw(4).......................          0      --            0       --           0        --         --
John W. Boyle(9)....................          0      --            0       --           0        --         --
Directors and Executive Officers as
 a group (12 persons)(6)............          0      --      141,995      79.2%     1,361       10.4%       1.2%

--------
(1) Shares of Common Stock beneficially owned by MLCP are held as follows:
    5,049,958.2 by Merrill Lynch Capital Appreciation Partnership No. B-XIX, L.P. ("MLCAP B-XIX"); 46,396.0 by Merrill Lynch Capital Appreciation Partnership No. B-XX, L.P. ("MLCAP B-XX"); 3,229,723.5 by Roman Nineteen Offshore Fund Holdings N.V. ("Roman Holdings") and 83,683.3 by MLCP Associates L.P. No. II ("MLCP II"). MLCP is the indirect managing general partner of MLCAP B-XIX and MLCAP B-XX and the general partner of MLCP II. Affiliates of MLCP are the sole stockholders of Roman Holdings. The address of each of the aforementioned record holders is South Tower, World Financial Center, New York, New York 10080 except for Roman Holdings for which the address is c/o CIBC Bank & Trust, P.O. Box 696GT, Edward St., George Town, Grand Cayman, Cayman Islands BWI.
(2) Shares of Common Stock beneficially owned by other affiliates of Merrill Lynch & Co., Inc. are owned of record as follows: 1,932,204.7 by ML IBK Positions, Inc. and 150,000.0 by Merrill Lynch KECALP L.P. 1991. The address for ML IBK Positions, Inc. and Merrill Lynch KECALP L.P. 1991 is South Tower, World Financial Center, New York, New York 10080.
(3) The address for each of Messrs. Hall, Pade, Daniels, Ruybal and Elliot is 9110 E. Nichols Avenue, Englewood, Colorado 80112-3405.
(4) The address for each of Messrs. Burke, Fitzgibbons, End and Shaw is c/o Stonington Partners, Inc., 767 Fifth Avenue, New York, New York 10153.
(5) Entities affiliated with Merrill Lynch & Co., Inc. own approximately 10,491,966 of the outstanding shares of Common Stock, which represents approximately 89.3% of the outstanding shares.
(6) Includes vested incentive options that are exercisable within 60 days and shares of Class C Common Stock.
(7) Each of Messrs. Burke, Fitzgibbons and End are members of the Board of Directors of MLCP, but each disclaims beneficial ownership of the shares of Common Stock.
(8) To the knowledge of the Company, none of the Institutional Investors beneficially owns 5% or more of the outstanding shares of Common Stock.
(9) The address for Mr. Boyle is 7 North Pine Circle, Belleair, Florida 34616.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

SENIOR CREDIT FACILITIES

  The following description of certain of the material terms of the Senior Credit Facilities is based upon the Senior Credit Agreement (the "Credit Agreement") and does not purport to be complete and is qualified in its entirety to the full text of the Credit Agreement which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The execution of the Senior Credit Facilities and the delivery of the required documentation thereunder occurred at the time of the closing of the Note Offering. All capitalized terms used in this section without definition shall have the meanings assigned to them in the Credit Agreement.

 Facilities (Including Delayed Draws)

  The Credit Agreement provides that, subject to the terms and conditions thereof, the Senior Credit Facilities provide for a (i) $70.0 million term loan (the "Tranche A Term Loan"), $20.0 million of which will be available at Closing through December 31, 1998, $5.0 million of which was available for a single delayed draw until May 31, 1998 (which was utilized to redeem a portion of the Senior Secured Notes) and $45.0 million of which is available to refinance the Prop I Mortgage Notes upon the maturity thereof, (ii) $118.0 million term loan (the "Tranche B Term Loan"), $100.0 million of which was utilized at Closing and $18.0 million which was available for a single delayed draw until May 31, 1998 (which was utilized to redeem a portion of the Senior Secured Notes), (iii) $162.0 million term loan (the "Tranche C Term Loan"), $60 million of which was available at Closing, $12.0 million which was available for a single delayed draw until May 31, 1998 (which was utilized to redeem a portion of the Senior Secured Notes) and $90 million of which was available for a single delayed draw until May 31, 1998 (which was utilized to redeem the remainder of the Senior Secured Notes) and (iv) $100 million revolving credit facility (the "Revolving Loans"). Borrowings under the Senior Credit Facilities are hereinafter referred to as "Loans."

  The Senior Credit Facilities provide that the Company's ability to borrow thereunder on and after the Closing Date are subject among other things to the requirement that the representations and warranties contained therein are true and correct in all material respects on and as of such borrowing date and that no Default or Event of Default shall exist or result from such borrowing. The Company's ability to draw the portions of the Tranche A Term Loan and Tranche C Term Loan used to redeem the Senior Secured Notes, was subject among other things to the pledge of the collateral contemplated by the Credit Agreement and the Loan Documents, to the addition of UAR as a guarantor thereof and to the absence of a Default or Event of Default thereunder or resulting from such borrowing and such pledges and guarantees were effected in connection therewith.

 Guarantees and Collateral

  The Senior Credit Facilities are guaranteed, on a joint and several basis, by UATC and by certain of the Company's other subsidiaries, including UAR and, after the repayment of the Prop I Mortgage Notes, will also be guaranteed by Prop I. The Senior Credit Facilities are secured by among other things the capital stock of UATC, UAR, Prop I, and certain other subsidiaries of the Company and UATC and by an intercompany note of UATC to the Company.

 Maturity, Amortization and Prepayment

  The Revolving Loans and the Tranche A Term Loan have a final maturity date of seven years from the Closing Date. The Tranche A Term Loan is subject to mandatory amortization in installments aggregating 1% of the principal amount thereof per annum in the first three years and is fully amortizing in years four through seven. The maximum amount available in respect of the Revolving Loans will reduce in years four through seven.

  The Tranche B Term Loan has a maturity date of eight years from the Closing Date and the Tranche C Term Loan has a maturity date of nine years from the Closing Date. The Tranche B Term Loan and the Tranche C Term Loan are required to be amortized in installments aggregating 1% of the principal amount thereof per annum until the final year, with the balance payable during the final year.

  The Credit Agreement provides that the Company must prepay Loans (or the Commitments must be reduced) from (i) 100% of the proceeds of sales of assets (with certain exceptions for among other things the reinvestment of the net proceeds in the business and for the proceeds of certain sale and leaseback transactions), (ii) from a specified percentage (ranging from 50% to 100% based upon the then applicable Total Leverage Ratio) of the proceeds of equity offerings (with certain permitted exceptions, including for up to $50 million of proceeds used to redeem the Notes, the Exchange Notes, the Other Notes or the Other Exchange Notes), (iii) 100% of the proceeds of additional debt issuances, with certain exceptions and (iv) from a specified percentage (ranging from 50% to 75% based upon the then applicable Total Leverage Ratio) of Excess Cash Flow. If a Default or Event of Default exists, all of such specified percentages will be 100%.

 Interest

  At the Company's option, with certain exceptions, the Loans may be comprised of either Base Rate Borrowings or LIBOR Borrowings. Loans will bear interest at LIBOR or the Reference Rate plus in each case an applicable spread (the "Applicable Spread") determined from time to time by reference to the Company's Total Leverage Ratio.

 Covenants; Events of Default; Representations and Warranties

  The Credit Agreement contains certain representations and warranties and certain affirmative, negative and financial covenants. Affirmative covenants include covenants with respect to, among other things, reporting and notices, preservation of corporate existence, maintenance of properties, insurance, payment of obligations, compliance with laws, environmental laws, ERISA, use of proceeds and interest rate protection. Negative covenants include covenants with respect to, among other things, limitations on indebtedness, liens and Negative Pledges, dispositions of assets, consolidations and mergers, loans and investments, affiliate transactions, conduct of business, compliance with ERISA, lease obligations, capital stock and equity issuances, restricted payments, priority of loan payments and amendments to certain other agreements.

  The Senior Credit Facilities also contain certain financial covenants including with respect to maximum Total Leverage Ratio and maximum Senior Leverage Ratio, a minimum ratio of Operating Cash Flow plus Pro Forma Lease Expense to Pro Forma Debt Service and a minimum ratio of Operating Cash Flow plus Consolidated Lease Expense to Consolidated Interest Expense plus Consolidated Lease Expense. The Credit Agreement requires the establishment of an interest rate protection program (including interest rate protection and/or fixed debt) with respect to at least 50% of the aggregate Funded Indebtedness, with certain exceptions.

  The failure to satisfy any of the covenants constitutes an Event of Default under the Credit Agreement. The Credit Agreement also includes other events of default, including, without limitation, nonpayment, misrepresentation, cross-default to other indebtedness and interest rate contracts, including without limitation the Notes, the Exchange Notes, the Other Notes and the Other Exchange Notes, material adverse change, bankruptcy, ERISA, judgments, collateral, guarantees, involuntary closings and change of ownership or control.

PROP I MORTGAGE NOTES

  The Prop I Mortgage Notes were issued by Prop I under an Indenture of Mortgage and Deed of Trust, dated October 1, 1988. The Prop I Mortgage Notes constitute senior secured obligations of Prop I and will effectively rank senior to the Notes and the Exchange Notes with respect to the assets of Prop
I. The Prop I Mortgage Notes bear interest at a rate of 11.15% per annum.

  Principal and interest on the Prop I Mortgage Notes are payable in monthly installments with a lump sum payment of principal and accrued and unpaid interest, due on November 1, 1998. The outstanding principal balance of the Prop I Mortgage Notes on the maturity date will be approximately $45.7 million. The Prop I Mortgage Notes are secured by, among other things, a first mortgage on Prop I's theatre properties and the assignment of the leases of such theatres with UATC.

  The Indenture of Mortgage contains certain restrictive covenants that impose limitations on Prop I's ability to, among other things, sell or substitute any of its properties or incur additional debt.

  As of March 31, 1998, $46.0 million of aggregate principal amount of Prop I Mortgage Notes was outstanding.

                    DESCRIPTION OF THE OTHER EXCHANGE NOTES

  Concurrently with the Exchange Offer, the Company is also offering in the Other Exchange Offer to exchange up to an aggregate principal amount of $225,000,000 of the Fixed Rate Notes, or Other Notes, by a separate Prospectus dated the date hereof. Consummation of Other Exchange Offer is not conditioned upon consummation of the Exchange Offer. The Fixed Rate Exchange Notes, issued pursuant to the Other Indenture, will rank pari passu with the Exchange Notes offered hereby. The terms and conditions of the Exchange Notes offered hereby and the Fixed Rate Exchange Notes will be substantially equivalent in all material respects, except for the final maturity, interest rates thereon, the interest payment dates and the redemption provisions. The Fixed Rate Exchange Notes will mature on April 15, 2008. The Fixed Rate Exchange Notes will bear interest at a rate of 9 3/4% per annum. Interest on the Fixed Rate Exchange Notes will accrue from their issue date and is payable semi-annually on April 15 and October 15 of each year, commencing October 15, 1998.

  The Fixed Rate Exchange Notes are redeemable at the option of the Company, in whole or in part, on any Interest Payment Date on or after April 15, 2003 at the redemption prices set forth in the Other Indenture, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to April 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Fixed Rate Notes and Fixed Rate Exchange Notes with the net proceeds of one or more Public Equity Offerings (as defined in the Other Indenture), at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that at least $146.25 million aggregate principal amount of the Fixed Rate Notes and Fixed Rate Exchange Notes remains outstanding immediately after such redemption.

                       DESCRIPTION OF THE EXCHANGE NOTES

GENERAL

  The Exchange Notes are to be issued under an Indenture, to be dated as of April 21, 1998, between the Company, as issuer, and State Street Bank and Trust Company of Missouri, N.A. (the "Trustee"). The following summary of certain provisions of the Indenture and the Exchange Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture (which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part), including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions." For purposes of this section, references to the Company mean United Artists Theatre Company (formerly named Oscar I Corporation), excluding its subsidiaries.

  On April 21, 1998, the Company issued $50.0 million aggregate principal amount of Notes under the Indenture. The terms of the Exchange Notes are substantially identical to the Notes, except for certain transfer restrictions and registration and other rights relating to the exchange of the Notes for the Exchange Notes. The Trustee will authenticate and deliver Exchange Notes for original issue only in exchange for a like principal amount of Notes. Any Notes that remain outstanding after the consummation of the Exchange Offer, together with the Exchange Notes, will be treated as a single class of securities under the Indenture. Accordingly, all references herein to specified percentages in aggregate principal amount of the outstanding Exchange Notes shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentage in aggregate principal amount of the Notes and Exchange Notes then outstanding.

  As of April 21, 1998, all of the Company's subsidiaries were Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

  Principal of, premium, if any, and interest on the Exchange Notes will be payable, and the Exchange Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, the City of New York (which initially will be the corporate trust office of the Trustee at 61 Broadway, 15th Floor, Corporate Trust Window, New York, New York 10006); provided that, at the option of the Company, payment of interest may be made by check mailed to the Holders at their addresses as they appear in the Security Register.

  The Exchange Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof. See "--Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of the Exchange Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

PRINCIPAL, MATURITY AND INTEREST

  The Exchange Notes will mature on October 15, 2007 and will be unsecured senior subordinated obligations of the Company limited in aggregate principal amount to $50,000,000. The Exchange Notes will bear interest from April 21, 1998 or from the most recent Interest Payment Date to which interest has been paid at the rate described below.

  Interest on the Exchange Notes will accrue at a rate equal to the Applicable LIBOR Rate and will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day, commencing on October 15, 1998 (each an "Interest Payment Date") to holders of record on the immediately preceding January 1, April 1, July 1 and October 1.

  "Applicable LIBOR Rate" means for the Initial Quarterly Period and for each Quarterly Period during which any Floating Rate Exchange Note is outstanding,
437.5 basis points over the "LIBOR Rate", which shall be the rate determined by the Company (notice of such rate to be sent to the Trustee by the Company on the date of determination thereof) equal to the average (rounded upwards, if necessary, to the nearest 1/16 of 1%) of the offered rates for deposits in U.S. dollars for a period of three months, as set forth on the Reuters Screen LIBO Page as of 11:00 a.m., London time, on the applicable Interest Rate Determination Date; provided, however, that if only one such offered rate appears on the Reuters Screen LIBO Page, the LIBOR Rate will mean such offered rate. If such rate is not available at 11:00 a.m., London time, on the applicable Interest Rate Determination Date, then the LIBOR Rate will mean the arithmetic mean (rounded upwards, if necessary, to the nearest 1/16 of 1%) of the interest rates per annum at which deposits in amounts equal to $1 million in U.S. dollars are offered by the Reference Banks to leading banks in the London Interbank Market for a period of three months as of 11:00 a.m., London time, on the applicable Interest Rate Determination Date. If on any Interest Rate Determination Date, at least two of the Reference Banks provide such offered quotations, then the LIBOR Rate will be determined in accordance with the preceding sentence on the basis of the offered quotations of those Reference Banks providing such quotations; provided, however, that if fewer than two of the Reference Banks are so quoting such interest rates as mentioned above, (i) the Applicable LIBOR Rate shall be deemed to be the Applicable LIBOR Rate for the next preceding Quarterly Period, (ii) if relevant, in the case of the Quarterly Period next succeeding the Initial Quarterly Period, the Applicable LIBOR Rate shall be the Applicable LIBOR Rate for the Initial Quarterly Period and (iii) if relevant in the case of the Initial Quarterly Period, the Applicable LIBOR Rate shall be 10.0625%.

  "Interest Rate Determination Date" means, with respect to the Initial Quarterly Period, April 17, 1998, and with respect to each Quarterly Period, the second Working Day prior to the first day of such Quarterly Period.

  "Initial Quarterly Period" means the period from and including April 21, 1998 through and including July 14, 1998.

  "Quarterly Period" means the period from and including a scheduled Interest Payment Date through the day next preceding the following scheduled Interest Payment Date.

  "Reference Banks" means each of Bank of America--The Sequor Group, The Morgan Guaranty Trust Company of New York and Citibank N.A., and any such replacement bank thereof as listed on the Reuters Screen LIBO Page and their respective successors, and if any of such banks are not at the applicable time providing interest rates as contemplated within the definition of the "Applicable LIBOR Rate," Reference Banks shall mean the remaining bank or banks so providing such rates. In the event that fewer than two of such banks are providing such rates, the Company shall use reasonable efforts to appoint additional Reference Banks so that there are at least two such banks providing such rates; provided, however, that such banks appointed by the Company shall be London offices of leading banks engaged in the Eurodollar market (the market in which U.S. currency, which is deposited by corporations and national governments in banks outside the United States, is used for settling international transactions).

  "Reuters Screen LIBO Page" means the display designated as page "LIBO" on the Reuter Monitor Money Rates Service (or such other page as may replace the LIBO page on that service for the purpose of displaying London Interbank Offered Rates of leading banks).

  "Working Day" means any day which is not a Saturday, Sunday or a day on which banking institutions in New York, New York or London, England are authorized or obligated by law or executive order to close.

  The amount of interest for each day that the Exchange Notes are outstanding (the "Daily Interest Amount") will be calculated by dividing the Applicable LIBOR Rate for the Quarterly Period with respect to which such interest is to be calculated by 360 and multiplying the result by the principal amount of the Exchange Notes outstanding on such date. The amount of interest to be paid on the Exchange Notes for the Initial Quarterly

Period and each Quarterly Period will be calculated by adding the Daily Interest Amounts for each day in the Quarterly Period.

OPTIONAL REDEMPTION

  The Exchange Notes will be redeemable, at the Company's option, in whole or in part, on any Interest Payment Date on or after April 15, 1999, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Security Register, at the following Redemption Prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment
Date), if redeemed during the 12-month period commencing April 15 of the years set forth below:

      YEAR                                                      REDEMPTION PRICE
      ----                                                      ----------------
      1999.....................................................     103.000%
      2000.....................................................     102.000
      2001.....................................................     101.000
      2002 and thereafter......................................     100.000

SELECTION AND NOTICE

  In the case of any partial redemption, selection of the Exchange Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Exchange Notes are listed or, if the Exchange Notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Exchange Note of $1,000 in principal amount or less shall be redeemed in part. If any Exchange Note is to be redeemed in part only, the notice of redemption relating to such Exchange Note shall state the portion of the principal amount thereof to be redeemed. A new Exchange Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Exchange Note. On and after the Redemption Date, the Exchange Notes or portions thereof called for redemption shall cease to accrue interest (unless the Company defaults in the payment of such Exchange Notes at the Redemption Price and accrued interest to the Redemption
Date).

REPURCHASE OF EXCHANGE NOTES UPON A CHANGE OF CONTROL

  The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Exchange Notes then outstanding, at a purchase price equal to 101% of the principal amount thereof, plus accrued interest (if any) to the Payment Date.

  If an Offer to Purchase is made, there can be no assurance that the Company will have available funds sufficient to pay the purchase price for all Exchange Notes delivered by Holders seeking to accept the Offer to Purchase. An Offer to Purchase might constitute an event of default under the terms of Senior Indebtedness, including the Credit Agreement. In addition, any instruments governing Senior Indebtedness may prohibit the Company from purchasing any Exchange Notes prior to their maturity (including pursuant to an Offer to Purchase). If on the Payment Date for an Offer to Purchase the Company does not have sufficient funds to pay the purchase price or is unable to obtain the consent of the holders of such Senior Indebtedness or to repay such Senior Indebtedness, an Event of Default would occur under the Exchange Notes. In the event the Company is required to purchase outstanding Exchange Notes pursuant to an Offer to Purchase, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its obligations. However, there can be no assurance that the Company would be able to obtain such financing.

  The Company will not be required to make an Offer to Purchase pursuant to this covenant if a third party makes an Offer to Purchase in compliance with this covenant and repurchases all Exchange Notes validly tendered and not withdrawn under such Offer to Purchase.

  The Company will comply with any tender offer rules under the Exchange Act, including Rule 14e-1, in connection with any Offer to Purchase. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with such securities laws and regulations and shall not be deemed to have breached its obligations under the Indenture by virtue thereof.

RANKING AND SUBORDINATION

  The Exchange Notes will be senior subordinated Indebtedness of the Company and will rank pari passu with the Other Notes and Other Exchange Notes. The payment of the Senior Subordinated Obligations will, to the extent set forth in the Indentures, be subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all Senior Indebtedness. In addition, the Exchange Notes will be effectively subordinated to all existing and future liabilities (including the guarantees of the Company's obligations under the Credit Agreement and trade payables) of the subsidiaries of the Company. At May 31, 1998, the Company and its subsidiaries had approximately $644.9 million of indebtedness (excluding trade payables) outstanding, consisting of $310.0 million of Senior Indebtedness of the Company (guaranteed by certain of the Company's subsidiaries), $59.9 million of other indebtedness of the Company's subsidiaries, $50.0 million representing the Floating Rate Notes and $225.0 million representing the Fixed Rate Notes. In addition, on May 31,
1998 the Company had additional delayed draw and revolving credit availability of $140.0 million under the Senior Credit Facilities, all of which would be Senior Indebtedness, if borrowed. Additional Senior Indebtedness may be incurred by the Company and additional indebtedness may be incurred by the Company and its subsidiaries, in each case from time to time, subject to certain restrictions. The Notes and the Exchange Notes (which together will have an aggregate principal amount of $50.0 million) will rank pari passu with the Fixed Rate Notes and the Fixed Rate Exchange Notes (which together will have an aggregate principal amount of $225.0 million). See "Capitalization." Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and its Restricted Subsidiaries may incur, the amount of such Indebtedness could be substantial and such Indebtedness could be Senior Indebtedness. See "Risk Factors--Subordination of Exchange Notes" and "--Holding Company Structure; Source of Repayment of Exchange Notes; Effective Subordination of Exchange Notes to Indebtedness of Subsidiaries."

  Upon any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due upon all Senior Indebtedness (including any interest accruing on or after, or which would accrue but for, an event of bankruptcy, whether or not such interest is an allowed claim enforceable against the debtor under the United States Bankruptcy Code) shall first be paid in full, in cash or cash equivalents, before the Holders of the Exchange Notes or the Trustee on behalf of the Holders of the Exchange Notes shall be entitled to receive any payment by (or on behalf of) the Company on account of Senior Subordinated Obligations or any payment to acquire any of the Exchange Notes for cash, property or securities (other than any payment in the form of Junior Securities), or any distribution with respect to the Exchange Notes of any cash, property or securities (other than any payment in the form of Junior Securities). Before any payment may be made by, or on behalf of, the Company on any Senior Subordinated Obligations, upon any such dissolution, winding up, liquidation or reorganization, any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities (other than any payment in the form of Junior Securities), to which the Holders of the Exchange Notes or the Trustee on behalf of the Holders of the Exchange Notes would be entitled, but for the subordination provisions of the Indenture, shall be made by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person making such payment or distribution or by the Holders of the Exchange Notes or the Trustee if received by them or it, directly to the holders of the Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representatives or to any trustee or trustees under any indenture pursuant to which any such Senior Indebtedness may have been issued, as their respective interests appear, to the extent necessary to pay all such Senior Indebtedness in full, in cash or cash equivalents after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such Senior Indebtedness.

  No direct or indirect payment (other than any payment in the form of Junior Securities) by or on behalf of the Company of Senior Subordinated Obligations, whether pursuant to the terms of the Exchange Notes or upon acceleration or otherwise, shall be made if, at the time of such payment, there exists a default in the payment of all or any portion of the obligations under or with respect to any Senior Indebtedness of the Company and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of such Senior Indebtedness. In addition, during the continuance of any other event of default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated, upon receipt by the Trustee of written notice from the trustee or other representative for the holders of such Designated Senior Indebtedness (or the holders of at least a majority in principal amount of such Designated Senior Indebtedness then outstanding), no payment of Senior Subordinated Obligations may be made by or on behalf of the Company upon or in respect of the Exchange Notes for a period (a "Payment Blockage Period") commencing on the date of receipt of such notice and ending 179 days thereafter (unless, in each case, such Payment Blockage Period shall be terminated by written notice to the Trustee from such trustee of, or other representatives for, such holders or by payment in full in cash or cash equivalents of such Designated Senior Indebtedness or such event of default has been cured or waived). Not more than one Payment Blockage Period may be commenced with respect to the Notes during any period of 360 consecutive days. Notwithstanding anything in the Indenture to the contrary, there must be 180 consecutive days in any 360-day period in which no Payment Blockage Period is in effect. No event of default that existed or was continuing (it being acknowledged that any subsequent action that would give rise to an event of default pursuant to any provision under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose) on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or shall be made, the basis for the commencement of a second Payment Blockage Period by the representative for, or the holders of, such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

  To the extent any payment of Senior Indebtedness (whether by or on behalf of the Company, as proceeds of security or enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then if such payment is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person, the Senior Indebtedness or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. To the extent the obligation to repay any Senior Indebtedness is declared to be fraudulent, invalid, or otherwise set aside under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then the obligation so declared fraudulent, invalid or otherwise set aside (and all other amounts that would come due with respect thereto had such obligation not been so affected) shall be deemed to be reinstated and outstanding as Senior Indebtedness for all purposes hereof as if such declaration, invalidity or setting aside had not occurred.

  If the Company fails to make any payment on the Exchange Notes when due or within any applicable grace period, whether or not on account of the payment blockage provision referred to above, such failure would constitute an Event of Default under the Indenture and would enable the Holders to accelerate the maturity thereof. See "--Events of Default."

  By reason of the subordination provisions described above, in the event of liquidation or insolvency, creditors of the Company who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than Holders of the Exchange Notes.

  The subordination provisions described above will cease to be applicable to the Exchange Notes upon any defeasance of the Exchange Notes described under "--Defeasance."

CERTAIN COVENANTS

 Limitation on Indebtedness

  (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Exchange Notes and Indebtedness existing on the Closing Date, including Acquired Indebtedness at United Artists Realty Company and United Artists Properties I Corp.); provided that the Company may Incur Indebtedness, and any Restricted Subsidiary may Incur Acquired Indebtedness, if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, (i) the Consolidated Leverage Ratio would be less than 6:1 and (ii) the Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness for which internal financial statements are available, taken as one period (and after giving pro forma effect to (A) the incurrence of such Indebtedness and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, on the first day of such four-quarter period, (B) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Restricted Subsidiaries since the first day of such four-quarter period as if such Indebtedness was incurred, repaid or retired on the first day of such four-quarter period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such four-quarter period) and (C) the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any company, entity or business acquired or disposed of by the Company or its Restricted Subsidiaries, as the case may be, since the first day of such four-quarter period, as if such acquisition or disposition occurred on the first day of such four-quarter period), would have been at least equal to 1.75 to 1.0.

  Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i) Indebtedness under the Credit Agreement in an aggregate principal amount outstanding at any time not to exceed $450 million, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below and less any Indebtedness Incurred in reliance on clause (ix) below; (ii) Indebtedness owed (A) to the Company or (B) to any Restricted Subsidiary; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than the Prop I Mortgage Notes and Indebtedness Incurred under clause (i), (ii), (iv), (vi) or (viii) of this paragraph) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, prepayment penalties, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Exchange Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Exchange Notes shall only be permitted under this clause (iii) if (A) in case the Exchange Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Exchange Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Exchange Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Exchange Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Exchange Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Exchange Notes and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of the Company (other than Indebtedness in the form of a Guarantee of Indebtedness of a Restricted Subsidiary permitted to be incurred by such subsidiary, which Guarantee is released upon a subsequent refinancing of such subsidiary's Indebtedness) be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii); (iv) Indebtedness (A) in respect of performance, bid, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements (a) are designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or bid or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition; (v) Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Exchange Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Exchange Notes as described below under "Defeasance";
(vi) Guarantees of the Exchange Notes and Guarantees of Indebtedness of the Company by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuance of Guarantees by Restricted Subsidiaries" covenant described below;
(vii) Indebtedness represented by Capitalized Leases, mortgage financings or purchase money obligations Incurred to finance all or any part of the purchase price or cost of construction or improvement of property in an aggregate principal amount outstanding at any time (together with any refinancings thereof) not to exceed $25 million; (viii) Indebtedness (in addition to Indebtedness permitted under clauses (i) through (vii) above and clause (ix) below) (A) of the Company in an aggregate principal amount outstanding at any time not to exceed $50 million and (B) of the Company or any Restricted Subsidiaries in an aggregate principal amount outstanding at any time not to exceed $15 million; and (ix) Indebtedness Incurred to extend, renew, refinance or replace any Indebtedness in respect of the Prop I Mortgage Notes outstanding on the Closing Date or any Indebtedness Incurred to extend, renew, refinance or replace any such Indebtedness so Incurred (including successive extensions, renewals, refinancings and replacements thereof).

  (b) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

  (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Indebtedness Incurred under the Credit Agreement on or prior to the Closing Date shall be treated as Incurred pursuant to clause (i) of the second paragraph of this "Limitation on Indebtedness" covenant, (2) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (3) any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant shall not be treated as Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (other than Indebtedness referred to in clause (1) of the preceding sentence), the Company, in its sole discretion, shall classify (and from time to time may reclassify) such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

 Limitation on Senior Subordinated Indebtedness

  The Company shall not Incur any Indebtedness that is subordinate in right of payment to any Senior Indebtedness unless such Indebtedness is pari passu with, or subordinated in right of payment to, the Exchange Notes; provided that the foregoing limitation shall not apply to distinctions between categories of Senior Indebtedness of the Company that exist by reason of any Liens or Guarantees arising or created in respect of some but not all such Senior Indebtedness.

 Limitation on Liens

  The Company shall not Incur any Indebtedness secured by a Lien ("Secured Indebtedness") which is not Senior Indebtedness (or Indebtedness that would constitute Senior Indebtedness except that it is without recourse to the Company) unless contemporaneously therewith effective provision is made to secure the Exchange Notes equally and ratably with (or, if the Secured Indebtedness is subordinated in right of payment to the Exchange Notes, prior
to) such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

 Limitation on Restricted Payments

  The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Capital Stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than the Company or any of its Restricted Subsidiaries, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) the Company or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person (other than with respect to the Capital Stock of an Unrestricted Subsidiary, Permitted Investments) or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Wholly Owned Restricted Subsidiary or a Restricted Subsidiary in which no Affiliate of the Company (other than the Company or any Restricted Subsidiary) or holder of 5% or more of the aggregate value of the Capital Stock of the Company has an interest) or any holder (or any Affiliate (other than a Wholly Owned Restricted Subsidiary or a Restricted Subsidiary in which no Affiliate of the Company (other than the Company or any Restricted Subsidiary) or holder of 5% or more of the aggregate value of the Capital Stock of the Company has an interest) of such holder) of 5% or more of the aggregate value of the Capital Stock of the Company, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Exchange Notes or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of (1) Consolidated EBITDA accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Determination Date for which reports have been filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant less two times Consolidated Interest Expense for such period plus (2) the aggregate Net Cash Proceeds received by the Company after the Closing Date as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, including an issuance or sale permitted by the Indenture of Indebtedness of the Company for cash subsequent to the Closing Date upon the conversion or exchange of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Exchange Notes) plus (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated EBITDA), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as

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provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

  The foregoing provision shall not be violated by reason of: (i) the payment of any dividend or other distribution within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph; (ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Exchange Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock);
(iv) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company which is subordinated in right of payment to the Exchange Notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); (v) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; (vi) Investments acquired as a capital contribution to or in exchange for Capital Stock (other than Disqualified Stock) of the Company; (vii) the declaration or payment of dividends on the Common Stock of the Company following a Public Equity Offering, of up to 6% per annum of the Net Cash Proceeds received by the Company in such Public Equity Offering; (viii) the purchase, redemption, retirement or other acquisition for value of shares of Capital Stock of the Company, options to purchase such shares or Indebtedness of the Company that is subordinated in right of payments to the Exchange Notes issued in exchange for any of the foregoing or issued in lieu of cash interest thereon (the "Junior Notes"), held by directors, employees, or former directors or employees of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates), upon their death, disability, retirement, termination of employment or pursuant to the terms of any agreement under which such shares of Capital Stock, options or Junior Notes were issued; provided that the aggregate consideration paid (other than in the form of Junior Notes) for such purchase, redemption, retirement or other acquisition for value of such shares of Capital Stock, options or Junior Notes after the Closing Date does not exceed $2 million in any fiscal year, plus the aggregate Net Cash Proceeds received by the Company from the reissuance of such shares during such fiscal year or $10 million in the aggregate, plus the aggregate Net Cash Proceeds received by the Company from the reissuance of such shares (unless such repurchases are made with the proceeds of insurance policies and the shares of Capital Stock are repurchased from the executors, administrators, testamentary trustees, heirs, legatees or beneficiaries); or (ix) the redemption or other acquisition of the Preferred Stock as contemplated by the Transactions; provided that, except in the case of clauses (i), (iii) and (ix), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

  Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii), and (ix) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or (iv) thereof and an Investment referred to in clause (vi) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii), (iv) or (viii) shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments; provided that the payment of any dividend or other distribution shall not be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met if the declaration of such dividend or other distribution has been included in such calculation. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Exchange Notes, or Indebtedness that is pari passu with the Exchange Notes, then the Net Cash Proceeds of such issuance

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

shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

 Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

  The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or (iv) transfer any of its property or assets to the Company.

  The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Credit Agreement, the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired and any extensions, refinancings, renewals or replacements thereof; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (iv) in the case of clause
(iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company and the Restricted Subsidiaries, taken as a whole; (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or (vi) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if (A) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement, (B) the encumbrance or restriction is not materially more disadvantageous to the Holders of the Exchange Notes than is customary in comparable financings (as determined by the Company) and (C) the Company determines that any such encumbrance or restriction will not materially affect the Company's ability to make principal or interest payments on the Exchange Notes. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

 Limitation on the Issuance and Sale of Capital Stock of Restricted
Subsidiaries

  The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or a Wholly Owned Restricted Subsidiary; (ii) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign

Restricted Subsidiaries, to the extent required by applicable law; (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale; or (iv) sales of Common Stock of a Restricted Subsidiary, provided that the Company or such Restricted Subsidiary applies the Net Cash Proceeds, if any, from any such sale under this clause (iv) in accordance with clause (A) or (B) of the "Limitation on Asset Sales" covenant described below.

 Limitation on Issuances of Guarantees by Restricted Subsidiaries

  The Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the Exchange Notes ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Exchange Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee until such time as the Exchange Notes have been paid in full; provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) pari passu with the Exchange Notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Exchange Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Exchange Notes.

  Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

 Limitation on Transactions with Shareholders and Affiliates

  The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of the aggregate value of the Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

  The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view; (ii) any transaction solely between the Company and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries; (iii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company; (iv) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a

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

consolidated tax return or with which the Company is part of a consolidated group for tax purposes; (v) the payment of fees to Merrill Lynch or any of its Affiliates for consulting, investment banking or financial advisory services rendered by such Person to the Company or any of its Subsidiaries; (vi) loans or advances to officers and employees of the Company and its Restricted Subsidiaries made in the ordinary course of business; provided that the aggregate amount of such loans or advances outstanding at any time shall not exceed $1 million; (vii) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant or (viii) transactions pursuant to agreements in effect on the Closing Date that are referred to herein or in the Company's filings with the Commission. Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through (viii) of this paragraph, the aggregate amount of which exceeds $5 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above.

 Limitation on Asset Sales

  The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (i) the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 75% of the consideration received consists of cash or Temporary Cash Investments or the assumption of Indebtedness of the Company or any Restricted Subsidiary, provided that the Company or such Subsidiary is irrevocably released from all liability under such Indebtedness. If the Company or any Restricted Subsidiary engages in an Asset Sale, the Company may use the Net Cash Proceeds thereof to
(i) within twelve months after the date of such Asset Sale (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay Senior Indebtedness of the Company or any Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Restricted Subsidiaries or
(B) invest an equal amount, or the amount not so applied pursuant to clause
(A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment and (ii) apply (no later than the end of the 12-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

  If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $10 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders of the Exchange Notes and the Fixed Rate Notes (and if required by the terms of any Indebtedness that is pari passu with the Exchange Notes ("Pari Passu Indebtedness"), from the holders of such Pari Passu Indebtedness) on a pro rata basis an aggregate principal amount of Exchange Notes, Fixed Rate Notes and Pari Passu Indebtedness equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount thereof, plus, in each case, accrued interest (if any) to the Payment Date. Upon consummation of an Offer to Purchase, any Excess Proceeds subject to such Offer to Purchase remaining after all Exchange Notes, Fixed Rate Notes and Pari Passu Indebtedness validly tendered and not withdrawn are purchased by the Company shall no longer constitute "Excess Proceeds" and may be used for general corporate purposes.

  The Company will comply with any tender offer rules under the Exchange Act, including Rule 14e-1, in connection with any Offer to Purchase subject to the provisions of this "Limitation on Asset Sales" covenant. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with such securities laws and regulations and shall not be deemed to have breached its obligations under the Indenture by virtue thereof.

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

COMMISSION REPORTS AND REPORTS TO HOLDERS

  At all times from and after the earlier of (i) the date of the commencement of this Exchange Offer or the effectiveness of the Shelf Registration Statement (the "Registration") and (ii) the date that is six months after the Closing Date, in either case, whether or not the Company is then required to file reports with the Commission, the Company shall file with the Commission all such reports and other information as it would be required to file with the Commission by Section 13(a) or 15(d) under the Exchange Act if it were subject thereto (unless the Commission will not accept such a filing, in which case the Company shall provide such documents to the Trustee). The Company shall supply the Trustee and each Holder or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information; provided, however, that copies of such reports may omit exhibits, which the Company shall deliver at its cost to any Holder upon request. In addition, at all times prior to the earlier of the date of the Registration and six months after the Closing Date, the Company shall, at its cost, deliver to each Holder of the Exchange Notes quarterly and annual reports substantially equivalent to those which would be required by the Exchange Act; provided, however, that copies of such reports may omit exhibits, which the Company shall supply at its cost to any Holder upon request. In addition, at all times prior to the Registration, upon the request of any Holder or any prospective purchaser of the Exchange Notes designated by a Holder, the Company shall supply to such Holder or such prospective purchaser the information required under Rule 144A under the Securities Act.

EVENTS OF DEFAULT

  The following events will be defined as "Events of Default" in the
Indenture: (a) default in the payment of principal of (or premium, if any, on) any Exchange Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, whether or not such payment is prohibited by the provisions described above under "--Ranking and Subordination"; (b) default in the payment of interest on any Exchange Note when the same becomes due and payable, and such default continues for a period of 30 days, whether or not such payment is prohibited by the provisions described above under "--Ranking and Subordination"; (c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Exchange Notes upon a Change of Control" covenant; (d) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the Exchange Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Exchange Notes;
(e) there occurs with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary having an outstanding principal amount of $10 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created,
(I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (f) any final judgment or order (to the extent not covered by insurance) for the payment of money in excess of $10 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary and shall not be paid, discharged or vacated, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $10 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; (h) the Company or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; (i) the Company fails to redeem all of its outstanding Preferred Stock within 60 days after the Closing Date; and (j) UATC fails to redeem the Senior Secured Notes within 60 days after the Closing Date.

  If an Event of Default (other than an Event of Default specified in clause
(g) or (h) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Exchange Notes, then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Exchange Notes to be immediately due and payable. Upon a declaration of acceleration (an "Acceleration Notice"), such principal of, premium, if any, and accrued interest shall be immediately due and payable; provided, however, that if there are any amounts outstanding under the Credit Agreement, such declaration shall not become effective until the earlier of (i) an acceleration of the Indebtedness under the Credit Agreement and (ii) 5 Business Days after receipt by the Company and the Bank Agent of such Acceleration Notice. In the event of a declaration of acceleration because an Event of Default set forth in clause
(e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause
(g) or (h) above occurs with respect to the Company, the principal of, premium, if any, and accrued interest on the Exchange Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in aggregate principal amount of the outstanding Exchange Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Exchange Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "--Modification and Waiver."

  The Holders of at least a majority in aggregate principal amount of the outstanding Exchange Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Exchange Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Exchange Notes. A Holder may not pursue any remedy with respect to the Indenture or the Exchange Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount of outstanding Exchange Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Exchange Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of an Exchange Note to receive payment of the principal of, premium, if any, or interest on, such

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Exchange Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Exchange Notes, which right shall not be impaired or affected without the consent of the Holder.

  The Indenture requires certain officers of the Company to certify, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company's and its Restricted Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Exchange Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis the Company, or any Person becoming the successor obligor of the Exchange Notes, as the case may be, could Incur at least $1.00 of Indebtedness under clause (i) of the first paragraph of the "Limitation on Indebtedness" covenant; and (iv) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clause (iii)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clause (iii) above does not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

  Defeasance and Discharge. The Indenture provides that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Exchange Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Exchange Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Exchange Notes, to replace stolen, lost or mutilated Exchange Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Exchange Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Exchange Notes, (B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same

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effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel
to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit (except with respect to holders who may be deemed to be insiders), the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,
(C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, (D) the Company is not prohibited from making payments in respect of the Exchange Notes by the provisions described under "--Ranking and Subordination" and (E) if at such time the Exchange Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Exchange Notes will not be delisted as a result of such deposit, defeasance and discharge.

  Defeasance of Certain Covenants and Certain Events of Default. The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clause (iii) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Repurchase of Exchange Notes Upon a Change of Control" and "Certain Covenants," clause (c) under "Events of Default," clause (d) under "Events of Default" with respect to such other covenants and clauses (e) and (f) under "Events of Default" shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Exchange Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Exchange Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) (without any requirement relating to the 123-day period), and (E) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

  Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Exchange Notes as described in the immediately preceding paragraph and the Exchange Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Exchange Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Exchange Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Exchange Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Exchange Note, or alter the optional redemption or repurchase provisions of any such Exchange Note or the Indenture in a manner adverse to the Holders, (ii) reduce the principal amount of, or premium, if any, or interest on, any Exchange Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Exchange Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Exchange Note, (v) reduce the above-stated percentage of outstanding Exchange Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Exchange Notes, (vii) modify the subordination provisions in a manner adverse to the

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Holders, (viii) amend, change or modify the obligation of the Company to make and consummate an Excess Proceeds Offer with respect to any Asset Sale in accordance with the "Limitation on Sale of Assets" covenant or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the "Purchase of Exchange Notes Upon a Change in Control" covenant, including, in each case, amending, changing or modifying any definition relating thereto in any manner materially adverse to the holders of the Exchange Notes affected thereby; or (ix) reduce the percentage or aggregate principal amount of outstanding Exchange Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

  The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Exchange Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Exchange Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company or of any successor Person thereof or of any subsidiary guarantor or of any successor person as such. Each Holder, by accepting the Exchange Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

  The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If a Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

  The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

BOOK-ENTRY; DELIVERY AND FORM

  The Exchange Notes initially issued in exchange for the Notes generally will be represented by one or more fully-registered global notes (collectively, the "Global Exchange Note"). Notwithstanding the foregoing, Notes held in certificated form will be exchanged solely for Exchange Notes in certificated form, as discussed below. The Global Exchange Note will be deposited upon issuance with the Depository and registered in the name of the Depository or a nominee of the Depository (the "Global Exchange Note Registered Owner"). Except as set forth below, the Global Exchange Note may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

  The Company understands that DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants (collectively, the "Participants" or the "Depository's Participants") and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates and certain other organizations. The Depository's Participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies

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

(collectively, the "Indirect Participants" or the "Depository's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depository only through the Depository's Participants or the Depository's Indirect Participants.

  The Company expects that pursuant to procedures established by the Depository, (i) upon deposit of the Global Exchange Note, the Depository will credit the accounts of Participants designated by the Exchange Agent with portions of the principal amount of the Global Exchange Note and (ii) ownership of such interests in the Global Exchange Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the interests of the Depository's Participants), the Depository's Participants and the Depository's Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Exchange Notes is limited to that extent. For certain other restrictions on the transferability of the Exchange Notes. See "Risk Factors--Restrictions on Transfer."

  Except as described below, owners of interests in the Global Exchange Note will not have Exchange Notes registered in their names, will not receive physical delivery of Exchange Notes in definitive form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

  Payments in respect of the principal of and premium, if any, and interest on any Exchange Notes registered in the name of the Global Exchange Note Registered Owner will be payable by the Trustee to the Global Exchange Note Registered Owner in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Exchange Notes, including the Global Exchange Note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of the Depository's records or any Participant's records relating to or payments made on account of beneficial ownership interests in the Global Exchange Note, or for maintaining, supervising or reviewing any of the Depository's records or any Participant's records relating to the beneficial ownership interests in the Global Exchange Note or (ii) any other matter relating to the actions and practices of the Depository or any of its Participants. The Company believes, however, that it is the current practice of the Depository, upon receipt of any payment in respect of securities such as the Exchange Notes (including principal and interest), to credit the accounts of the relevant Participants with the payment on the payment date, in the amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depository unless the Depository has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of the Exchange Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of the Depository, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by the Depository or any of its Participants in identifying the beneficial owners of the Exchange Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instruction from the Global Exchange Note Registered Owner for all purposes.

  The Global Exchange Note is exchangeable for definitive Exchange Notes if
(i) the Depository notifies the Company that it is unwilling or unable to continue as Depository of the Global Exchange Note and the Company thereupon fails to appoint a successor Depository, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Exchange Notes in definitive registered form, (iii) there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default with respect to the Exchange Notes or (iv) as provided in the following paragraph. Such definitive Exchange Notes shall be registered in the names of the owners of the beneficial interests in the Global Exchange Note as provided by the Participants. Exchange Notes issued in definitive form will be in fully registered form, without coupons, in minimum denominations of $1,000 and integral multiples thereof. Upon

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

issuance of Exchange Notes in definitive form, the Trustee is required to register the Exchange Notes in the name of, and cause the Exchange Notes to be delivered to, the person or persons (or the nominee thereof) identified as the beneficial owners as the Depository shall direct.

  Subject to the restrictions on the transferability of the Exchange Notes described in "Risk Factors-- Restrictions on Transfer," an Exchange Note in definitive form will be issued (i) in the Exchange Offer solely in exchange for certificated Notes or (ii) following the Exchange Offer, upon the resale, pledge or other transfer of any Exchange Note or interest therein to any person or entity that does not participate in the Depository. The exchange of certificated notes in the Exchange Offer may be made only by presentation of the Notes, duly endorsed, together with a duly completed Letter of Transmittal and other required documentation as described under "The Exchange Offer-- Procedures for Tendering" and "--Guaranteed Delivery Procedures." Transfers of certificated Exchange Notes may be made only by presentation of Exchange Notes, duly endorsed, to the Trustee for registration of transfer on the Note Register maintained by the Trustee for such purposes.

  The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

  If (i) the Company notifies the Trustee in writing that the Depository is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Exchange Notes evidenced by registered, definitive certificates ("Certificated Securities") under the Indenture, then, upon surrender by the Global Exchange Note Holder of its Global Exchange Notes, Exchange Notes in such form will be issued to each person that the Global Exchange Note Holder and the Depository identify as being the beneficial owner of the related Exchange Note.

  Neither the Company nor the Trustee will be liable for any delay by the Global Exchange Note Holder or the Depository in identifying the beneficial owners of Exchange Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Exchange Note Holder or the Depository for all purposes.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

  "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

  "Asset Acquisition" means (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or

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

consolidated with the Company or any of its Restricted Subsidiaries; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition.

  "Asset Disposition" means the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

  "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or (iii) any other property and assets (other than the Capital Stock or other Investment in an Unrestricted Subsidiary) of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Company; provided that "Asset Sale" shall not include
(a) sales or other dispositions of inventory, receivables and other current assets, (b) sales, transfers or other dispositions of assets constituting a Restricted Payment permitted to be made under the "Limitation on Restricted Payments" covenant, (c) sales, transfers or other dispositions of assets with a fair market value not in excess of $500,000 in any transaction or series of related transactions, (d) sales, transfers or other dispositions of theatres which are determined in good faith by the Board of Directors to be nonstrategic and underperforming ("Underperforming Theatres") for consideration at least equal to the fair market value of the Underperforming Theatre disposed of, (e) sales, transfers or other dispositions of Temporary Cash Investments in the ordinary course of business for consideration at least equal to the fair market value of the Temporary Cash Investments disposed of or (f) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would satisfy clause (B) of the "Limitation on Asset Sales" covenant.

  "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

  "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

  "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

  "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

  "Change of Control" means such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) other than the Permitted Holders becomes the ultimate "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have

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

"beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), of more than a majority of the total voting power of the Voting Stock of the Company on a fully diluted basis; (ii) the Company consolidates with, or merges with or into, another Person or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction (a) where the outstanding Voting Stock of the Company is not converted or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of incorporation of the Company) or is converted into or exchanged for (x) Voting Stock (other than Disqualified Stock) of the surviving or transferee corporation or (y) Voting Stock (other than Disqualified Stock) of the surviving or transferee corporation and cash, securities and other property (other than Capital Stock of the surviving or transferee corporation) in an amount that could be paid by the Company as a Restricted Payment as described under the "Limitation on Restricted Payments" covenant and (b) immediately after such transaction, no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is the ultimate "beneficial owner," directly or indirectly, of more than a majority of the total outstanding Voting Stock of the surviving or transferee corporation; or (iii) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by the Company's stockholders was approved (x) by a vote of at least a majority of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved or (y) in writing by the Permitted Holders) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

  "Closing Date" means April 21, 1998, the date of the Indenture.

  "Consolidated EBITDA" means, for any period, the operating income of the Company and its Restricted Subsidiaries for such period plus, to the extent such amount was deducted in calculating such operating income (i) Consolidated Interest Expense, (ii) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iii) depreciation expense, (iv) amortization expense and
(v) all other non-cash items reducing such operating income, less all non-cash items increasing such operating income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP; provided that, (a) Consolidated EBITDA shall not include (x) the operating income (or operating loss) of any Person that is not a Restricted Subsidiary, except (I) with respect to operating income, to the extent the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such Person during such period and (II) with respect to operating losses, to the extent of the amount of Investments made by the Company or any Restricted Subsidiary in such Person during such period;
(y) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (x) above), the operating income (or operating loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; and (z) the operating income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such operating income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; and (b) Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) (I) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described above, by any amount paid (but only to the extent not accrued in a prior period) or accrued as dividends on preferred stock of the Company (other than dividends payable in Capital Stock (other than Disqualified Stock and other than dividends accruing on the outstanding Preferred Stock)) or any Restricted Subsidiary owned by Persons other than the Company and any of its

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Restricted Subsidiaries and (II) if any Restricted Subsidiary is not a Wholly
Owned Restricted Subsidiary, by an amount equal to (A) the amount of the operating income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries.

  "Consolidated Fixed Charge Coverage Ratio" of the Company means, for any period, the ratio of (a) the sum of Consolidated EBITDA for such period to (b) the Consolidated Interest Expense for such period.

  "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and the aggregate amount of interest in respect of Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period (other than Capitalized Lease Obligations paid during such period if such obligations were accrued in a prior period); excluding, however, (i) any amount of such interest of any Restricted Subsidiary if the operating income of such Restricted Subsidiary is excluded in the calculation of Consolidated EBITDA pursuant to clause (z) of the definition thereof (but only in the same proportion as the operating income of such Restricted Subsidiary is excluded from the calculation of Consolidated EBITDA pursuant to clause (z) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the Transactions, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

  "Consolidated Leverage Ratio" means, on any Determination Date, the ratio of
(i) the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis outstanding on such Determination Date to
(ii) the aggregate amount of Consolidated EBITDA for the then most recent fiscal quarter for which financial statements of the Company have been filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant described above (such fiscal quarter being the "Quarter"), multiplied by four; provided that, in making the foregoing calculation, (A) pro forma effect shall be given to any Indebtedness to be Incurred or repaid on the Determination Date; (B) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur from the beginning of the Quarter through the Determination Date (the "Reference Period"), as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (C) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (B) or (C) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the full fiscal quarter immediately preceding the Determination Date of the Person, or division or line of business of the Person, that is acquired or disposed of for which financial information is available.

  "Credit Agreement" means the credit agreement entered into by the Company on the Closing Date, together with any agreements, instruments and documents executed or delivered pursuant to or in connection with such credit agreement, in each case as such credit agreement or such agreements, instruments or documents may be amended, supplemented, extended, renewed, refinanced, replaced or otherwise modified from time to time; provided, for purposes of the provisions described under "Ranking and Subordination," that with respect to any agreement providing for the refinancing or replacement of Indebtedness under the Credit Agreement, such agreement shall be the Credit Agreement under the Indenture only if a notice to that effect is delivered by the Company to the Trustee and there shall be at any time only one instrument that is (together with the aforementioned related agreements, instruments and documents) the Credit Agreement under the Indenture.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

  "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

  "Designated Senior Indebtedness" means the Indebtedness specified in clause
(i) of the definition of Senior Indebtedness and any other Indebtedness constituting Senior Indebtedness that, at the date of determination, has an aggregate principal amount outstanding of at least $25 million and that is specifically designated by the Company, in the instrument creating or evidencing such Senior Indebtedness as "Designated Senior Indebtedness."

  "Determination Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

  "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Exchange Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Exchange Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Exchange Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Exchange Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Exchange Notes upon a Change of Control" covenants described above and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Exchange Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Exchange Notes upon a Change of Control" covenants described above.

  "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

  "Fixed Rate Notes" means the $225,000,000 aggregate principal amount of 9 3/4% Senior Subordinated Notes due 2008 of the Company to be issued on the Issue Date or the Fixed Rate Exchange Notes to the extent exchanged therefor.

  "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (i) the amortization of any fees, expenses or goodwill incurred in connection with the Transactions, (ii) losses incurred for the early extinguishment of debt

                                      99
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in connection with the Transactions and (iii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

  "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

  "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion in value of non-interest bearing or other discount Indebtedness shall be considered an Incurrence of Indebtedness.

  "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement),
(iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables,
(v) all Capitalized Lease Obligations, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding principal balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any non-interest bearing or other discount Indebtedness is the principal amount of such Indebtedness at such time that would be shown on the balance sheet of such Person prepared in conformity with GAAP, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" so long as such money is held to secure the payment of such interest and (C) that Indebtedness shall not include any liability for federal, state, local or other taxes.

  "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

  "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers,

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suppliers or lessors in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries and negotiable instruments held for collection) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant; provided that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall not exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made less the net reduction of such Investments. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary, and the fair market value of the outstanding Investments in any Person other than an Unrestricted Subsidiary that thereafter becomes a Restricted Subsidiary at the time such Person becomes a Restricted Subsidiary, shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

  "Junior Securities" means (i) Capital Stock of the Company (other than any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part), (ii) securities of the Company or any other corporation authorized by an order or decree giving effect, and stating in such order or decree that effect is given, to the subordination of the Exchange Notes to the Senior Indebtedness, and made by a court of competent jurisdiction in a reorganization proceeding under any applicable bankruptcy, insolvency or other similar law, or (iii) any securities of the Company provided for by a plan of reorganization or readjustment that are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to substantially the same extent as, or to a greater extent than, the Exchange Notes are so subordinated.

  "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

  "Majority Owned Subsidiary" means any corporation, association or other business entity that is not a Subsidiary of the Company but of which 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by the Company or one or more of its Restricted Subsidiaries as of the Issue Date.

  "ML Funds" means Merrill Lynch Capital Appreciation Partnership No. B-XIX, L.P., Merrill Lynch Capital Appreciation Partnership No. B-XX, L.P., Roman Nineteen Offshore Fund Holdings N.V., MLCP Associates L.P. No. II, ML IBK Positions, Inc., and Merrill Lynch KECALP L.P. 1991 and any Affiliates of the foregoing and any of their respective successors.

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any

Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole,
(iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

  "Offer to Purchase" means an offer to purchase Exchange Notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating: (i) the covenant pursuant to which the offer is being made and that all Exchange Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date"); (iii) that any Exchange Note not validly tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the purchase price, any Exchange Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date; (v) that Holders electing to have an Exchange Note purchased pursuant to the Offer to Purchase will be required to surrender the Exchange Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Exchange Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Exchange Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Exchange Notes purchased; and (vii) that Holders whose Exchange Notes are being purchased only in part will be issued new Exchange Notes equal in principal amount to the unpurchased portion of the Exchange Notes surrendered; provided that each Exchange Note purchased and each new Exchange Note issued shall be in a principal amount of $1,000 or integral multiples thereof. On the Payment Date, the Company shall (i) accept for payment on a pro rata basis Exchange Notes or portions thereof validly tendered pursuant to an Offer to Purchase;
(ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Exchange Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Exchange Notes or portions thereof so accepted together with an Officers' Certificate specifying the Exchange Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Exchange Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Exchange Note equal in principal amount to any unpurchased portion of the Exchange Note surrendered; provided that each Exchange Note purchased and each new Exchange Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase.

  "Permitted Holders" means any of the ML Funds or any of their respective Affiliates.

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

  "Permitted Investment" means (i) an Investment in the Company or a Restricted Subsidiary or a Majority Owned Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) Temporary Cash Investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (iv) loans or advances to officers and employees of the Company and its Restricted Subsidiaries made in the ordinary course of business; provided that the aggregate amount of such loans or advances outstanding at any time shall not exceed $1 million; (v) Investments in Interest Rate Agreements and Currency Agreements designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates; (vi) Investments in any Person the primary business of which is related, ancillary or complementary to the business of the Company and its Restricted Subsidiaries on the date of such Investments; provided that the aggregate amount of Investments made pursuant to this clause (vi) does not exceed $25 million; (vii) Investments received in consideration for sales of Underperforming Theatres; (viii) stock, obligations or securities received in satisfaction of judgments or in settlement of debts owing to the Company or any Restricted Subsidiary that arose in the ordinary course of business, received pursuant to any plan of reorganization or similar arrangement in satisfaction of liabilities owing to the Company or a Restricted Subsidiary that arose in the ordinary course of business or received upon the foreclosure or enforcement of a Lien in favor of the Company or any Restricted Subsidiary that arose in the ordinary course of business; and (ix) non-cash proceeds of Asset Sales conducted in accordance with the provisions of "Certain Covenants--Limitation on Asset Sales."

  "Public Equity Offering" means an underwritten primary public offering of Capital Stock (other than Disqualified Stock) of the Company, pursuant to an effective registration statement under the Securities Act.

  A "Public Market" shall be deemed to exist if (i) a Public Equity Offering has been consummated and (ii) at least 10% of the total issued and outstanding aggregate value of the voting Capital Stock of the Company has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

  "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

  "Senior Indebtedness" means the following obligations of the Company, whether outstanding on the Closing Date or thereafter Incurred: (i) all Indebtedness and all other monetary obligations (including expenses, fees and other monetary obligations) of the Company under the Credit Agreement and (ii) all other Indebtedness and all other monetary obligations of the Company (other than the Exchange Notes), including principal and interest on such Indebtedness, unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is pari passu with, or subordinated in right of payment to, the Exchange Notes; provided that the term "Senior Indebtedness" shall not include (a) any Indebtedness of the Company that, when Incurred, was without recourse to the Company, (b) any Indebtedness of the Company to a Subsidiary of the Company, or to a joint venture in which the Company has an interest, (c) any Indebtedness of the Company, to the extent not permitted by the "Limitation on Indebtedness" covenant or the "Limitation on Senior Subordinated Indebtedness" covenant described above (but as to any such Indebtedness under the Credit Agreement, no such violation shall be deemed to exist for purposes of this clause (c) if the Bank Agent shall have received a representation from an Officer of the Company to the effect that the issuance of such Indebtedness does not violate such covenants), (d) any Indebtedness to any employee of the Company or any of its respective Subsidiaries, (e) any liability for taxes owed or owing by the Company or (f) any Trade Payables. Senior Indebtedness will also include interest accruing on or after, or which would accrue but for, events of bankruptcy of the Company and its respective Subsidiaries at the rate provided for in the document governing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under bankruptcy law.

  "Senior Subordinated Obligations" means any principal of, premium, if any, or interest on the Exchange Notes or the Fixed Rate Notes payable pursuant to the terms of the Exchange Notes or the Fixed Rate Notes or upon acceleration, including any amounts received upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the Exchange Notes or the Fixed Rate Notes or amounts corresponding to such principal, premium, if any, or interest on the Exchange Notes or the Fixed Rate Notes.

  "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

  "S&P" means Standard & Poor's Ratings Services and its successors.

  "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

  "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

  "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) time deposit accounts, certificates of deposit and money market deposits maturing within 360 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $250 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank or trust company meeting the qualifications described in clause (ii) above, (iv) commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's and (vi) overnight and demand deposits in a bank or trust company meeting the qualifications described in clause (ii) above.

  "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors (including film payables) created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

  "U.S. Government Obligations" means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the Stated Maturity of the Exchange Notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

  "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described above and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described above. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

  "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

  "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

                      EXCHANGE OFFER; REGISTRATION RIGHTS

  The Company and the Initial Purchaser entered into the Registration Rights Agreement on April 21, 1998, pursuant to which the Company agreed, for the benefit of the holders of the Notes, that it will, at its own expense, (i) file the Exchange Offer Registration Statement with the Commission with respect to the Exchange Offer to exchange the Notes for Exchange Notes having substantially identical terms in all material respects to the Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions or interest rate increases as described herein) within 60 calendar days after the Issuance Date, (ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective by the Commission under the Securities Act within 120 calendar days after the Issuance Date and (iii) use its best efforts to consummate the Exchange Offer within 150 calendar days after the Issuance Date. Upon the Exchange Offer Registration Statement being declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Notes. The Company will keep the Exchange Offer open for at least 20 business days (or longer if required by applicable law) after the date that notice of the Exchange Offer is mailed to holders of the Notes. For each Note surrendered to the Company pursuant to the Exchange Offer, the holder who surrendered such Note will receive an Exchange Note having a principal amount equal to that of the surrendered Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Note surrendered in exchange therefor or, if no interest has been paid on such Note, from the original issue date of such Note.

  Each holder of the Notes (other than certain specified holders) who wishes to exchange Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of business, (ii) it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes, (iii) it is not an "affiliate" (as defined in Rule 405 under the Securities Act) of the Company or, if it is such an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable and (iv) it is not acting on behalf of any person who could not truthfully make the foregoing representations.

  In the event that (i) any changes in law or the applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, (ii) for any other reason the Exchange Offer is not consummated within 150 days after the Issuance Date, (iii) under certain circumstances, if the Initial Purchaser shall so request or (iv) any holder of Notes (other than the Initial Purchaser) is not eligible to participate in the Exchange Offer, the Company will, at its expense, (a) as promptly as practicable, file with the Commission the Shelf Registration Statement covering resales of the Notes, (b) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to 150 days after the Issuance Date and (c) use its best efforts to keep effective the Shelf Registration Statement until the earlier of two years after its Issuance Date or such shorter period ending when all Notes covered by the Shelf Registration Statement have been sold in the manner set forth and as contemplated in the Shelf Registration Statement or when the Notes become eligible for resale pursuant to Rule 144 under the Securities Act without volume restrictions, if any. The Company, will, in the event of the filing of the Shelf Registration Statement, provide to each holder of the Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricting resales of the Notes. A holder of Notes that sells its Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification rights and obligations thereunder). In addition, each holder of the Notes will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and to benefit from the provisions regarding liquidated damages set forth in the following paragraph.

  In the event that either (a) the Exchange Offer Registration Statement is not filed with the Commission on or prior to the 60th calendar day following the Issuance Date, (b) the Exchange Offer Registration Statement has not been declared effective on or prior to the 120th calendar day following the Issuance Date or (c) the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to the 150th calendar day following the Issuance Date, the interest rate borne by the Notes shall be increased by one-quarter of one percent per annum following such 60-day period in the case of clause (a) above, following such 120-day period in the case of clause (b) above or following such 150-day period in the case of clause (c) above, which rate will be increased by an additional one-quarter of one percent per annum for each 90-day period that any additional interest continues to accrue; provided, that the aggregate increase in such annual interest rate may in no event exceed one percent. Upon (x) the filing of the Exchange Offer Registration Statement after the 60-day period described in clause (a) above, (y) the effectiveness of the Exchange Offer Registration Statement after the 120-day period described in clause (b) above or (z) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, after the 150-day period described in clause (c) above, the interest rate borne by the Notes from the date of such filing, effectiveness or consummation, as the case may be, will be reduced to the original interest rate if the Company is otherwise in compliance with this paragraph; provided, however, that if, after any such reduction in interest rate, a different event specified in clause (a), (b) or
(c) above occurs, the interest rate may again be increased pursuant to the foregoing provisions. Pending the announcement of a material corporate transaction, if the Company issues a notice that the Shelf Registration Statement is unusable, or such a notice is required under applicable securities laws to be issued by the Company, and the aggregate number of days in any consecutive twelve-month period for which all such notices are issued or required to be issued exceeds 30 days per occurrence or more than 60 days in the aggregate in a calendar year, then the interest rate borne by the Notes will be increased by one-quarter of one percent per annum following the date that such Shelf Registration Statement ceases to be usable for a period of time in excess of that permitted above, which rate shall be increased by an additional one-quarter of one percent per annum at the beginning of each subsequent 90-day period; provided that the aggregate increase in such annual interest rate may in no event exceed one percent per annum. Upon the Company declaring that the Shelf Registration Statement is usable after the period of time described in the preceding sentence, the interest rate borne by the Notes will be reduced to the original interest rate if the Company is otherwise in compliance with this paragraph; provided, however, that if after any such reduction in interest rate a different event of the kind described in the preceding sentence occurs, the interest rate may again be increased pursuant to the foregoing provisions.

  The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, all the provisions of the Registration Rights Agreement, which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part and is incorporated by reference herein.

                RESTRICTIONS IMPOSED BY THE 1995 SALE LEASEBACK

  In December 1995, the United Artists Theatre Circuit, Inc. 1995-A Pass Through Trust (the "Trust") issued $116.8 million of Pass Through Certificates, Series 1995-A (the "Certificates"). In connection with the issuance of the Certificates, UATC and UAR sold an aggregate of 31 theatre properties to a trust (the "Owner Trust"). UATC then entered into a lease with the Owner Trust to lease back these theatres. To finance the purchase price, the Owner Trust issued a mortgage note to the Trust, which in turn obtained the funds to loan to the Owner Trust from issuing the Certificates. UATC and certain other persons then entered into a Participation Agreement (the "Participation Agreement") to undertake and clarify their obligations and rights in the transaction.

  The Participation Agreement imposes certain restrictions on UATC. Among other things, these restrictions limit the ability of UATC and its subsidiaries to incur indebtedness, pay dividends or make distributions, make investments, enter into transactions with affiliates, guarantee indebtedness, and transfer assets.

  Under the debt incurrence restriction, UATC generally, with certain exceptions, may not incur additional indebtedness (or permit its subsidiaries to incur additional indebtedness) unless its "consolidated fixed charge coverage ratio" (as defined in the Participation Agreement), which includes "consolidated operating rental expense" (as defined in the Participation Agreement) for the preceding four fiscal quarters is at least 1.40 to 1 after giving effect to the incurrence of the additional indebtedness. On a pro forma basis after giving effect to the Transactions, UATC's consolidated fixed charge coverage ratio for the twelve months ended March 31, 1998 would have been 1.49 to 1. Such restriction applies to draws under the Senior Credit Facilities since such indebtedness is guaranteed by UATC. As of March 31, 1998, on such pro forma basis United Artists would have been able to draw approximately $369.0 million under the Senior Credit Facilities in compliance with such covenants.

  Under the distribution restriction, UATC is prohibited from making "restricted payments," which generally constitute UATC making distributions on its capital stock, acquiring its stock or the stock of an affiliate or making certain investments (or permitting its subsidiaries to engage in any of the foregoing activities) unless UATC could incur additional indebtedness pursuant to the debt incurrence test described above, the amount of such distributions and payments does not exceed the amount available under a "basket" and no "default" or "event of default" exists thereunder. The amount of this basket includes 50.0% of UATC's "consolidated adjusted net income" (as defined in the Participation Agreement) accumulated since May 12, 1992 (or if UATC has a loss, less 100.0% of such loss) and the aggregate net proceeds received by UATC after May 12, 1992 as capital contributions from the Company. At March 31, 1998 the basket was approximately $45.8 million. After giving effect to the Transactions and the contribution to UATC of certain of the proceeds of this Offering and the Other Note Offering, the basket would have been approximately $155.8 million at March 31, 1998. The amounts available for distribution to the Company under the basket, therefore, will be initially insufficient to repay the principal amount of the indebtedness of the Company. Accordingly, unless the amount of the basket increases, the Company will be unable to obtain funds from UATC to repay the Notes and the Exchange Notes at their maturity and will be required to attempt to refinance them. In addition, any distributions to the Company or other restricted payments by UATC (including distributions, if any, to repay the Floating Rate Notes and Floating Rate Exchange Notes which mature six months prior to the Fixed Rate Notes and Fixed Rate Exchange Notes) will decrease the basket available to permit the Company to make interest and principal payments on the Notes and the Exchange Notes or otherwise. For UATC to make distributions to the Company after the $158.8 million basket is utilized, UATC will need to generate net income or receive additional equity contributions. UATC is generally prohibited from transferring assets to the Company. To the extent that the 1995 Sale Leaseback requirements are not met so that UATC cannot distribute amounts to the Company to pay the interest and principal payments on the Notes, UATC will not be able to make such distributions unless the 1995 Sale Leaseback is amended or unwound, which could be at a substantial cost to the Company. There also can be no assurance that United Artists would be able to amend or unwind the 1995 Sale Leaseback.

  The computations of the "consolidated fixed charge coverage ratio" and the restricted payments basket are based on estimates and interpretations. As a result of these estimates and interpretations, there can be no assurance that the Company's computations of such ratio and basket will not be contested. For example, UATC will recognize the interest expense on the Senior Credit Facilities because UATC will guarantee these facilities, which will decrease the restricted payments basket. If UATC distributes cash to the Company to pay such interest expense, the Participation Agreement could be interpreted by a third party as requiring a second decrease to the basket in the amount of the distribution, resulting in a "double-counting" of the interest expense when computing the restricted payments basket. The Company is currently not aware of any third party contesting the calculation of the restricted payments basket or the consolidated fixed charge coverage ratio.

  If a Lease Event of Default (as defined in the 1995 Sale Leaseback) occurs, the owner trustee under the 1995 Sale Leaseback may terminate the lease and may transfer the properties to UATC (in which case UATC would be required to pay liquidated damages as calculated pursuant to the 1995 Sale Leaseback) or may repossess or relet the properties. The 1995 Sale Leaseback also contains certain other restrictive covenants. The Participation Agreement and certain other agreements related to the 1995 Sale Leaseback have been filed by United Artists with the Commission and the foregoing discussion of the terms and conditions of such agreements is qualified in its entirety to reference to the agreements themselves. See "Available Information."

                   DESCRIPTION OF CERTAIN FEDERAL INCOME TAX
              CONSEQUENCES OF AN INVESTMENT IN THE EXCHANGE NOTES

  The following is a summary of certain federal income tax consequences associated with the acquisition, ownership, and disposition of the Exchange Notes by investors who acquire the Exchange Notes in the Exchange Offer. The following summary does not discuss all of the aspects of federal income taxation that may be relevant to such a prospective holder of the Exchange Notes in light of his or her particular circumstances, or to certain types of holders (including dealers in securities, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, S corporations, and except as discussed below, foreign corporations, persons who are not citizens or residents of the United States and persons who hold the Exchange Notes as part of a hedge, straddle, "synthetic security" or other integrated investment) which are subject to special treatment under the federal income tax laws. This discussion also does not address the tax consequences to nonresident aliens or foreign corporations that are subject to United States federal income tax on a net basis on income with respect to an Exchange Note because such income is effectively connected with the conduct of a U.S. trade or business. Such holders generally are taxed in a similar manner to U.S. Holders (as defined below); however, certain special rules apply. In addition, this discussion is limited to holders who hold the Exchange Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary also does not describe any tax consequences under state, local, or foreign tax laws.

  The discussion is based upon the Code, Treasury Regulations, IRS rulings and pronouncements and judicial decisions all in effect as of the date hereof, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the Exchange Notes. The Company has not sought and will not seek any rulings or opinions from the IRS or counsel with respect to the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the Exchange Notes that are different from those discussed herein.

  PERSONS CONSIDERING THE ACQUISITION, OWNERSHIP OR DISPOSITION OF EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES THAT MAY APPLY TO THEM, AS WELL AS THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

  A U.S. Holder is any holder who or which is (i) a citizen or resident of the United States; (ii) a domestic corporation or domestic partnership; (iii) an estate other than a "foreign estate" as defined in Section 7701(a) (31) of the Code; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

  Taxation of Stated Interest. In general, U.S. Holders of the Exchange Notes will be required to include interest received thereon in taxable income as ordinary income at the time it accrues or is received, in accordance with the holder's regular method of accounting for federal income tax purposes.

  Effect of Optional Redemption and Repurchase. Under certain circumstances the Company may be entitled to redeem a portion of the Exchange Notes. In addition, under certain circumstances, each holder of Exchange Notes will have the right to require the Company to repurchase all or any part of such holder's Exchange Notes. Treasury Regulations contain special rules for determining the yield to maturity and maturity on a debt instrument in the event the debt instrument provides for a contingency that could result in the acceleration or deferral of one or more payments. The Company does not believe that these rules are likely to apply to either the Company's right to redeem the Exchange Notes or to the holders' rights to require the Company to repurchase the Exchange Notes. Therefore, the Company does not intend to treat such redemption and repurchase provisions of the Exchange Notes as affecting the computation of the yield to maturity or maturity date of the Exchange Notes.

  Sale or other Taxable Disposition of the Exchange Notes. The sale, exchange, redemption, retirement or other taxable disposition of an Exchange Note will result in the recognition of gain or loss to a U.S. Holder in an amount equal to the difference between (a) the amount of cash and fair market value of property received in exchange therefor (except to the extent attributable to the payment of accrued but unpaid stated interest) and (b) the holder's adjusted tax basis in such Exchange Note.

  A U.S. Holder's basis in an Exchange Note acquired in exchange for a Note pursuant to the terms set forth in this Prospectus should be the same as such U.S. Holder's basis in the Notes exchanged therefor. See "Certain Federal Income Tax Consequences of the Exchange Offer," above. Otherwise, a U.S. Holder's initial tax basis in an Exchange Note purchased by such Holder will be equal to the price paid for the Exchange Note.

  Any gain or loss on the sale or other taxable disposition of an Exchange Note generally will be capital gain or loss. Payments on such disposition for accrued interest not previously included in income will be treated as ordinary interest income.

  Market Discount and Bond Premium. If a U.S. Holder of an Exchange Note has a tax basis in the Exchange Note that is less than its "stated redemption price at maturity," the amount of the difference will be treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules of the Code, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, an Exchange Note as ordinary income to the extent of any accrued market discount that has not previously been included in income. Market discount generally accrues on a straight-line basis over the term of a debt instrument remaining after the acquisition. A U.S. Holder may not be allowed to deduct immediately all or a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry such Exchange Note (or the Note for which the Exchange Note was exchanged, as the case may be). A U.S. Holder may elect to include market discount in income currently as it accrues (either on a straight-line basis or, if the U.S. Holder so elects, on a constant yield basis), in which case the interest deferral rule set forth in the preceding sentence will not apply. Such an election will apply to all bonds acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

  If a U.S. Holder purchases an Exchange Note (or purchased the Note for which the Exchange Note was exchanged, as the case may be) for an amount greater than the sum of all amounts payable on the Exchange Note (or Note) after the purchase date, other than stated interest, such holder will be considered to have purchased such Exchange Note (or such Note) with "amortizable bond premium" equal in amount to such excess, and may elect (in accordance with applicable Code provisions) to amortize such premium, using a constant yield method over the remaining term. The amount amortized in any year will be treated as a reduction of the U.S. Holder's interest income from the Exchange
Note in such year. A U.S. Holder that elects to amortize bond premium must reduce its tax basis in the Exchange Note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS.

  Backup Withholding. The backup withholding rules require a payor to deduct and withhold a tax if (i) the payee fails to furnish a taxpayer identification number ("TIN") in the prescribed manner, (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) the payee has failed to report properly the receipt of "reportable payments" and the IRS has notified the payor that withholding is required, or (iv) the payee fails to certify under the penalty of perjury that such payee is not subject to backup withholding. If any one of the events discussed above occurs with respect to a holder of Exchange Notes, the Company, its paying agent or other withholding agent will be required to withhold a tax equal to 31% of any "reportable payment" made in connection with the Exchange Notes of such holder. A "reportable payment" includes, among other things, amounts paid in respect of interest on an Exchange Note. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a refund or credit against such holder's federal income tax, provided that the required information is furnished to the IRS. Certain holders (including, among others, corporations and certain tax-exempt organizations) are not subject to backup withholding.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

  This section discusses special rules applicable to a Non-U.S. Holder (as defined below) of Exchange Notes. This summary does not address the tax consequences to stockholders, partners or beneficiaries in a Non-U.S. Holder. For purposes hereof, a "Non-U.S. Holder" is any person who is not a U.S. Holder and is not subject to U.S. federal income tax on a net basis on income with respect to an Exchange Note because such income is effectively connected with the conduct of a U.S. trade or business.

  Interest. Payments of interest to a Non-U.S. Holder that do not qualify for the portfolio interest exception discussed below will be subject to withholding of U.S. federal income tax at a rate of 30% unless a U.S. income tax treaty applies to reduce, or eliminate, the rate of withholding. To claim a treaty reduced rate, the Non-U.S. Holder must provide a properly executed Form 1001 or applicable successor form.

  Interest that is paid to a Non-U.S. Holder on an Exchange Note will not be subject to U.S. income or withholding tax if the interest qualifies as "portfolio interest." Generally, interest on the Exchange Notes that is paid by the Company will qualify as portfolio interest if (i) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote; (ii) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership for U.S. federal income tax purposes; (iii) the Non-U.S. Holder is not a bank receiving interest on a loan entered into in the ordinary course of business; and (iv) either (x) the beneficial owner of the Exchange Note provides the Company or its paying agent with a properly executed certification on IRS Form W-8 (or a suitable substitute form), signed under penalties of perjury, that the beneficial owner is not a "U.S. person" for U.S. federal income tax purposes and that provides the beneficial owner's name and address, or (y) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its business holds the Exchange Note and certifies to the Company or its agent under penalties of perjury that the IRS Form W-8 (or a suitable substitute) has been received by it from the beneficial owner of the Exchange Note or a qualifying intermediary and furnishes the payor a copy thereof.

  Treasury regulations that will be effective with respect to payments made after December 31, 1999 (the "Withholding Regulations") provide alternative methods for satisfying the certification requirements described in clause (iv) above. The Withholding Regulations also will require, in the case of Exchange Notes held by a foreign partnership, that (x) the certification described in clause (iv) above be provided by each partner and (y) the partnership provide certain information, including its taxpayer identification number. A look-through rule will apply in the case of tiered partnerships.

  Sale, Exchange or Retirement of Exchange Notes. Any gain realized by a Non-U.S. Holder on the sale, exchange or retirement of the Exchange Notes, will generally not be subject to U.S. federal income tax or withholding unless (i) the Non-U.S. Holder is an individual who was present in the U.S. for 183 days or more in the taxable year of the disposition and meets certain other requirements; or (ii) the Non-U.S. Holder is subject to tax pursuant to certain provisions of the Code applicable to certain individuals who renounce their U.S. citizenship or terminate long-term U.S. residency. If a Non-U.S. Holder falls under (ii) above, the holder will be taxed on the net gain derived from the sale under the graduated U.S. federal income tax rates that are applicable to U.S. citizens and resident aliens, and may be subject to withholding under certain circumstances. If a Non-U.S. Holder falls under (i) above, the holder generally will be subject to U.S. federal income tax at a rate of 30% on the gain derived from the sale (or reduced treaty rate) and may be subject to withholding in certain circumstances.

  U.S. Information Reporting and Backup Withholding Tax. Back-up withholding generally will not apply to an Exchange Note issued in registered form that is beneficially owned by a Non-U.S. Holder if the certification of Non-U.S. Holder status is provided to the Company or its agent as described above in "Certain U.S. Federal Income Tax Consequences for Non-U.S. Holders-- Interest," provided that the payor does not have actual knowledge that the holder is a U.S. person. The Company may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to each Non-U.S. Holder.

  If payments of principal and interest are made to the beneficial owner of an Exchange Note by or through the foreign office of a custodian, nominee or other agent of such beneficial owner, or if the proceeds of the sale of Exchange Notes are paid to the beneficial owner of an Exchange Note through a foreign office of a "broker" (as defined in the pertinent Regulations), the proceeds will not be subject to backup withholding (absent actual knowledge that the payee is a U.S. person). Information reporting (but not backup withholding) will apply, however, to a payment by a foreign office of a custodian, nominee, agent or broker that is (i) a U.S. person, (ii) a controlled foreign corporation for U.S. federal income tax purposes, or (iii) a foreign person that derives 50% or more of its gross income from the conduct of a U.S. trade or business for a specified three-year period or, effective after December 31, 1999, by a foreign office of certain other persons, unless the broker has in its records documentary evidence that the holder is a Non-U.S. Holder and certain conditions are met (including that the broker has no actual knowledge that the holder is a U.S. Holder) or the holder otherwise establishes an exemption. Payment through the U.S. office of a custodian, nominee, agent or broker is subject to both backup withholding at a rate of 31% and information reporting, unless the holder certifies that it is a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption.

  Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against, or refund of, such holder's U.S. federal income tax liability, provided that certain information is provided by the holder to the IRS.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Notes where such Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Registration Statement is declared effective, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

  The Company will not receive any proceeds from any sales of the Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, or negotiated prices. Any such resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells the Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Registration Statement is declared effective, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay certain expenses incident to the Exchange Offer, other than commission or concessions of any brokers or dealers, and will indemnify the holders of the Exchange Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

  By acceptance of this Exchange Offer, each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer agrees that, upon receipt of notice from the Company of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requires the making of any changes in the Prospectus in order to make the statements therein not misleading (which notice the Company agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Company has amended or supplemented the Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemental Prospectus to such broker-dealer.

  Merrill Lynch has in the past and may in the future provide investment banking and financial advisory services to the Company and United Artists. Merrill Lynch acted as purchasers in connection with the initial sale of the Fixed Rate Notes and the Floating Rate Notes and received an aggregate underwriting discount of approximately $4.5 million in connection therewith. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender and acted as a co-syndication agent under the Senior Credit Facilities for which it received usual and customary fees. The Merrill Lynch Group are affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and currently own approximately 90.8% of the voting stock of the Company. See "Principal Stock Ownership." If Merrill Lynch conducts any market-making activities in the Exchange Notes, it may be required to deliver a "market-making prospectus," registered with the Commission, when effecting offers and sales in the Exchange Notes because of such equity ownership of the Company by the Merrill Lynch Group. Merrill Lynch has no obligation to make a market in the Notes or the Exchange Notes, and may discontinue its market-making activities at any time without notice, at its sole discretion.

                        VALIDITY OF THE EXCHANGE NOTES

  The validity of the Exchange Notes will be passed on for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York special counsel to the Company.

                                    EXPERTS

  The consolidated financial statements of Oscar I Corporation (subsequently renamed United Artists Theatre Company) and subsidiaries as of December 31, 1997 and December 31, 1996 and for the years then ended included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

  The consolidated statements of operations, stockholders' equity and cash flow of Oscar I Corporation (subsequently renamed United Artists Theatre Company) and subsidiaries for the year ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report, dated March 27, 1996, of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1995 consolidated financial statements contains an explanatory paragraph that states the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in 1995.

                         INDEX TO FINANCIAL STATEMENTS

                              OSCAR I CORPORATION

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants--Arthur Andersen LLP............   F-2
Independent Auditors' Report--KPMG Peat Marwick LLP......................   F-3
Consolidated Balance Sheets, December 31, 1997 and 1996..................   F-4
Consolidated Statements of Operations, Years Ended December 31, 1997,
 1996 and 1995...........................................................   F-5
Consolidated Statements of Stockholders' Equity (Deficit)................   F-6
Consolidated Statements of Cash Flow, Years Ended December 31, 1997, 1996
 and 1995................................................................   F-7
Notes to Consolidated Financial Statements...............................   F-8
Condensed Consolidated Balance Sheets, March 31, 1998 and December 31,
 1997....................................................................  F-20
Condensed Consolidated Statements of Operations, Three Months Ended March
 31, 1998 and 1997.......................................................  F-21
Condensed Consolidated Statement of Stockholder's Equity (Deficit), March
 31, 1998................................................................  F-22
Condensed Consolidated Statements of Cash Flow, Three Months Ended March
 31, 1998 and 1997.......................................................  F-23
Notes to Condensed Consolidated Financial Statements.....................  F-24

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To OSCAR I Corporation:

  We have audited the accompanying consolidated balance sheets of OSCAR I Corporation and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OSCAR I Corporation and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flow for the years then ended in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Denver, Colorado
March 23, 1998

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
OSCAR I Corporation:

  We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flow of OSCAR I Corporation and subsidiaries (the "Company") for the year ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flow of OSCAR I Corporation and subsidiaries for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in note 10 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in 1995.

                                          KPMG Peat Marwick LLP

Denver, Colorado
March 27, 1996

                      OSCAR I CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN MILLIONS)

                                                                DECEMBER 31,
                                                               ---------------
                                                                1997     1996
                                                               -------  ------
ASSETS
Current assets:
  Cash and cash equivalents................................... $  10.8    10.1
  Receivables, net............................................    13.1    30.5
  Prepaid expenses and concession inventory...................    18.4    15.4
  Other assets................................................     0.3     2.6
                                                               -------  ------
    Total current assets......................................    42.6    58.6
Investments and related receivables...........................    15.4    30.2
Property and equipment, at cost (note 10):
  Land........................................................    54.7    62.2
  Theatre buildings, equipment and other......................   499.0   453.2
                                                               -------  ------
                                                                 553.7   515.4
  Less accumulated depreciation and amortization..............  (158.4) (130.4)
                                                               -------  ------
                                                                 395.3   385.0
                                                               -------  ------
Intangible assets, net (notes 3 and 10).......................   101.5   127.5
Other assets, net (note 3)....................................     8.2    11.4
                                                               -------  ------
                                                               $ 563.0   612.7
                                                               =======  ======
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable............................................ $  57.3    51.9
  Film rentals payable........................................    29.8    28.0
  Accrued salaries and wages..................................     7.9     9.4
  Accrued interest............................................     5.6     5.7
  Other accrued liabilities...................................    15.6    11.9
  Current portion of long-term debt (note 5)..................    81.7    29.9
                                                               -------  ------
    Total current liabilities.................................   197.9   136.8
Other liabilities (note 2)....................................    45.9    37.3
Debt (note 5).................................................   332.3   423.2
                                                               -------  ------
      Total liabilities.......................................   576.1   597.3
Minority interests in equity of consolidated subsidiaries.....     7.2     7.0
Stockholders' Equity (Deficit) (note 7):
  Preferred stock.............................................   193.9   170.1
  Common stock:
    Class A...................................................     0.1     0.1
    Class B...................................................     --      --
    Class C...................................................     --      --
  Additional paid-in capital..................................    16.4    40.2
  Accumulated deficit.........................................  (228.5) (201.5)
  Cumulative foreign currency translation adjustment..........    (0.4)   (0.5)
  Treasury stock..............................................    (1.8)    --
                                                               -------  ------
                                                                 (20.3)    8.4
                                                               -------  ------
                                                               $ 563.0   612.7
                                                               =======  ======

          See accompanying notes to consolidated financial statements.

                      OSCAR I CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (AMOUNTS IN MILLIONS)

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                          --------------------
                                                           1997   1996   1995
                                                          ------  -----  -----
Revenue:
  Admissions............................................. $473.9  466.5  457.1
  Concession sales.......................................  189.6  185.1  178.2
  Other..................................................   22.8   27.5   14.5
                                                          ------  -----  -----
                                                           686.3  679.1  649.8
                                                          ------  -----  -----
Costs and expenses:
  Film rental and advertising expenses...................  262.5  257.2  248.6
  Direct concession costs................................   30.2   29.3   29.5
  Other operating expenses...............................  261.5  259.5  246.3
  Sale and leaseback rentals (note 2)....................   12.8   11.0    0.5
  General and administrative (note 9)....................   24.3   35.1   35.5
  Restructuring charge (note 8)..........................    0.8    1.9    --
  Depreciation and amortization..........................   60.7   74.9   69.8
  Provision for impairment (note 10).....................   36.0    9.5   21.0
                                                          ------  -----  -----
                                                           688.8  678.4  651.2
                                                          ------  -----  -----
      Operating income (loss)............................   (2.5)   0.7   (1.4)
Other income (expense):
  Interest, net (note 5):
    Interest expense.....................................  (43.9) (43.5) (51.9)
    Amortization of deferred loan costs..................   (2.2)  (2.2)  (1.9)
    Interest income......................................    0.5    0.3    0.5
                                                          ------  -----  -----
                                                           (45.6) (45.4) (53.3)
  Gain (loss) on disposition of assets, net (note 11)....   28.0    2.7   (5.7)
  Share of earnings (losses) of affiliates, net..........   (1.6)  (0.5)   0.7
  Minority interests in earnings of consolidated
   subsidiaries..........................................   (1.3)  (0.8)  (1.2)
  Other, net.............................................   (2.5)  (1.4)  (2.1)
                                                          ------  -----  -----
                                                           (23.0) (45.4) (61.6)
                                                          ------  -----  -----
      Loss before income tax expense.....................  (25.5) (44.7) (63.0)
Income tax expense (note 12).............................   (1.5)  (1.1)  (1.8)
                                                          ------  -----  -----
      Net loss...........................................  (27.0) (45.8) (64.8)
Dividend on preferred stock (note 7).....................  (23.8) (20.9) (18.3)
                                                          ------  -----  -----
      Net loss available to common stockholders.......... $(50.8) (66.7) (83.1)
                                                          ======  =====  =====

          See accompanying notes to consolidated financial statements.

                      OSCAR I CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                             (AMOUNTS IN MILLIONS)

                                                                               CUMULATIVE
                                   COMMON COMMON COMMON                          FOREIGN                TOTAL
                                   STOCK  STOCK  STOCK  ADDITIONAL              CURRENCY            STOCKHOLDERS'
                         PREFERRED CLASS  CLASS  CLASS   PAID-IN   ACCUMULATED TRANSLATION TREASURY    EQUITY
                           STOCK     A      B      C     CAPITAL     DEFICIT   ADJUSTMENT   STOCK     (DEFICIT)
                         --------- ------ ------ ------ ---------- ----------- ----------- -------- -------------
Balance at January 1,
 1995...................  $130.9    0.1    --     --       79.4       (90.9)       --         --        119.5
  Accretion of dividends
   on preferred stock...    18.3    --     --     --      (18.3)        --         --         --          --
  Foreign currency
   translation
   adjustment...........     --     --     --     --        --          --        (0.1)       --         (0.1)
  Net loss..............     --     --     --     --        --        (64.8)       --         --        (64.8)
                          ------    ---    ---    ---     -----      ------       ----       ----       -----
Balance at December 31,
 1995...................   149.2    0.1    --     --       61.1      (155.7)      (0.1)       --         54.6
  Accretion of dividends
   on preferred stock...    20.9    --     --     --      (20.9)        --         --         --          --
  Foreign currency
   translation
   adjustment...........     --     --     --     --        --          --        (0.4)       --         (0.4)
  Net loss..............     --     --     --     --        --        (45.8)       --         --        (45.8)
                          ------    ---    ---    ---     -----      ------       ----       ----       -----
Balance at December 31,
 1996...................   170.1    0.1    --     --       40.2      (201.5)      (0.5)       --          8.4
  Accretion of dividends
   on preferred stock...    23.8    --     --     --      (23.8)        --         --         --          --
  Foreign currency
   translation
   adjustment...........     --     --     --     --        --          --         0.1        --          0.1
  Purchase of treasury
   stock................     --     --     --     --        --          --         --        (1.8)       (1.8)
  Net loss..............     --     --     --     --        --        (27.0)       --         --        (27.0)
                          ------    ---    ---    ---     -----      ------       ----       ----       -----
Balance at December 31,
 1997...................  $193.9    0.1    --     --       16.4      (228.5)      (0.4)      (1.8)      (20.3)
                          ======    ===    ===    ===     =====      ======       ====       ====       =====


          See accompanying notes to consolidated financial statements.

                      OSCAR I CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                             (AMOUNTS IN MILLIONS)

                                                      YEARS ENDED DECEMBER
                                                               31,
                                                      -----------------------
                                                       1997     1996    1995
                                                      -------  ------  ------
Net cash provided by operating activities............ $  51.0    30.8    40.7
                                                      -------  ------  ------
Cash flow from investing activities:
  Capital expenditures...............................   (60.0)  (68.6)  (91.4)
  (Increase) decrease in construction in progress,
   net...............................................    (7.4)    1.5    (5.1)
  Increase in receivable from sale and leaseback
   escrow............................................   (12.8)  (19.5)    --
  Proceeds from sale and leaseback transaction and
   escrow............................................    23.2    22.9    90.9
  Cash paid for minority interest holding............     --      --    (10.3)
  Proceeds from disposition of assets................    70.0    23.5    16.6
  Investments in and receivables from theatre joint
   ventures..........................................   (18.3)  (14.3)   (2.3)
  Other, net.........................................     0.7    (2.2)    --
                                                      -------  ------  ------
      Net cash used in investing activities..........    (4.6)  (56.7)   (1.6)
                                                      -------  ------  ------
Cash flow from financing activities:
  Debt borrowings....................................   150.9   129.8   187.5
  Debt repayments....................................  (191.5) (132.7) (188.9)
  Increase (decrease) in cash overdraft..............    (2.8)    6.2   (14.1)
  Other, net.........................................    (2.3)    0.2    (3.9)
                                                      -------  ------  ------
      Net cash provided by (used in) financing
       activities....................................   (45.7)    3.5   (19.4)
                                                      -------  ------  ------
      Net increase (decrease) in cash and cash
       equivalents...................................     0.7   (22.4)   19.7
Cash and cash equivalents:
  Beginning of period................................    10.1    32.5    12.8
                                                      -------  ------  ------
  End of period...................................... $  10.8    10.1    32.5
                                                      =======  ======  ======
Reconciliation of net loss to net cash provided by
 operating activities:
  Net loss........................................... $ (27.0)  (45.8)  (64.8)
  Effect of leases with escalating minimum annual
   rentals...........................................     3.7     3.1     2.0
  Depreciation and amortization......................    60.7    74.9    69.8
  Provision for impairment...........................    36.0     9.5    21.0
  (Gain) loss on disposition of assets, net..........   (28.0)   (2.7)    5.7
  Share of (earnings) losses of affiliates, net......     1.6     0.5    (0.7)
  Minority interests in earnings of consolidated
   subsidiaries......................................     1.3     0.8     1.2
  Changes in assets and liabilities:
    Receivables......................................     2.4    (4.4)   (1.2)
    Prepaid expenses and concession inventory........    (3.0)    4.0    (3.4)
    Other assets.....................................     1.9     1.3     0.9
    Accounts payable.................................     3.3    (8.4)    3.5
    Accrued liabilities..............................     2.1    (0.2)    5.5
    Other liabilities................................    (4.0)   (1.8)    1.2
                                                      -------  ------  ------
      Net cash provided by operating activities...... $  51.0    30.8    40.7
                                                      =======  ======  ======

          See accompanying notes to consolidated financial statements.

                     OSCAR I CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995

(1) ORGANIZATION

  Oscar I Corporation ("OSCAR I"), a Delaware corporation, was formed in February 1992 for the purpose of purchasing United Artists Theatre Circuit, Inc. ("UATC") from an affiliate of Tele-Communications, Inc. ("TCI"). OSCAR I is owned by an investment fund managed by affiliates of Merrill Lynch Capital Partners, Inc. ("MLCP") and certain institutional investors (collectively, the "Non-Management Investors"), and certain members of UATC's management. On May 12, 1992, OSCAR I purchased all of the outstanding common stock of UATC from an affiliate of TCI (the "Acquisition").

  Simultaneously with the Acquisition, the Non-Management Investors formed OSCAR II Corporation, ("OSCAR II"), a Delaware corporation, and acquired from an affiliate of TCI all of the outstanding capital stock of United Artists Realty Company ("UAR") and its subsidiaries, United Artists Properties I Corp. ("Prop I") and United Artists Properties II Corp. ("Prop II"). UAR, Prop I and Prop II were the owners and lessors of certain operating theatre properties leased to and operated by UATC and its subsidiaries. On February 28, 1995, OSCAR II was merged into OSCAR I effected by a one-for-one share exchange.

(2) SALE AND LEASEBACK TRANSACTIONS

  On December 13, 1995, OSCAR I entered into a sale and leaseback transaction (the "1995 Sale and Leaseback") whereby the buildings and land underlying 27 of its operating theatres and four theatres currently under development were sold to, and leased back from, the 1995-A United Artists Pass Through Trust (the "Pass Through Trust"), an unaffiliated third party, for approximately $97.6 million. A portion of the sale proceeds were used to pay certain transaction expenses, repay certain existing indebtedness and the remainder was held in short-term cash investments. The proceeds related to three of the theatres under development (approximately $14.2 million) were initially deposited into an escrow account and were funded during 1996 after construction of the theatres was completed. The proceeds related to one of the new theatres and a four screen addition to an existing theatre under development (approximately $7.8 million) were deposited into the same escrow account and were paid to the Company in 1997 when construction of the new theatre and the screen addition was completed.

  The net book value of the land and buildings included in the 1995 Sale and Leaseback was approximately $85.5 million, and OSCAR I realized a net gain of approximately $12.1 million as a result of the Sale and Leaseback. For financial statement purposes, this gain has been deferred and will be recognized over the term of the lease as a reduction of rent expense. The 1995 Sale and Leaseback requires UATC to lease the underlying theatres for a period of 21 years and one month, with the option to extend for up to an additional 10 years. An agreement with the Pass Through Trust requires the maintenance of certain financial covenants by UATC.

  On November 8, 1996, OSCAR I entered into a sale and leaseback transaction whereby the buildings and land underlying three of its operating theatres and two theatres currently under development were sold to, and leased back from, an unaffiliated third party for approximately $21.5 million. The sales proceeds relating to the three operating theatres (approximately $9.2 million) were used to pay certain transaction expenses and repay outstanding bank debt of UATC. The sales proceeds related to the two theatres under development (approximately $12.3 million) were deposited into an escrow account and are to be paid under the terms of the sale and leaseback to fund certain of the construction costs associated with the two theatres. During 1997, OSCAR I opened one of the theatres under development and received approximately $10.8 million of proceeds from the escrow account. The lease has a term of 20 years and nine months with options to extend for an additional 10 years.

  On December 31, 1997, OSCAR I entered into a sale and leaseback transaction whereby two theatres currently under development were sold to, and leased back from, an unaffiliated third party for approximately

                     OSCAR I CORPORATION AND SUBSIDIARIES

$18.1 million. At December 31, 1997, approximately $13.5 million of the sales proceeds were deposited into an escrow account and are to be paid under the terms of the sale and leaseback to fund certain of the construction costs associated with the two theatres. The lease has a term of 22 years with options to extend for an additional 10 years.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Principles of Consolidation

  The consolidated financial statements include the accounts of OSCAR I and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

 (b) Nature of Operations

  OSCAR I, through its subsidiaries, is principally engaged in the operation and ownership of motion picture theatres.

 (c) Cash and Cash Equivalents

  OSCAR I considers investments with initial maturities of three months or less to be cash equivalents.

 (d) Investments

  Investments in which OSCAR I's ownership is 20% to 50% are accounted for using the equity method. Under this method, the investment, originally recorded at cost, is adjusted to recognize dividends received and OSCAR I's share of net earnings or losses of the investee as they occur. Investments in which OSCAR I's ownership is less than 20% are accounted for using the cost method. Under this method, the investments are recorded at cost and any dividends received are recorded as income.

 (e) Property and Equipment

  Property and equipment are stated at cost, including acquisition costs allocated to tangible assets acquired. Construction costs, including applicable direct overhead, are capitalized. Repairs and maintenance are charged to operations.

  Depreciation is calculated using the straight-line method over the estimated useful lives of the assets that range from 3 to 40 years. Leasehold improvements are amortized over the terms of the leases, including certain renewal periods or, in the case of certain improvements, the estimated useful lives of the assets, if shorter. Costs associated with new theatre construction are depreciated once such theatres are placed in service.

                     OSCAR I CORPORATION AND SUBSIDIARIES

 (f) Intangible Assets

  Intangible assets consist of theatre lease acquisition costs and non-compete agreements. Amortization of theatre lease acquisition costs and non-compete agreements is calculated on a straight-line basis over the terms of the underlying leases including certain renewal periods (weighted average life of approximately 17 years) and non-compete agreements (primarily 5 years). During 1997, approximately $100 million of non-compete agreements relating to the Acquisition were fully amortized. Intangible assets and related accumulated amortization are summarized as follows (amounts in millions):

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1997    1996
                                                                 ------  ------
   Theatre lease acquisition costs.............................. $156.9   169.7
   Non-compete agreements.......................................    3.0   103.0
                                                                 ------  ------
                                                                  159.9   272.7
   Accumulated amortization.....................................  (58.4) (145.2)
                                                                 ------  ------
                                                                 $101.5   127.5
                                                                 ======  ======

 (g) Other Assets

  Other assets primarily consist of deferred loan and acquisition costs. Amortization of the deferred loan costs is calculated on a straight-line basis over the terms of the underlying loan agreements (average life of approximately seven years) and is included as a component of interest expense. Amortization of the deferred acquisition costs is calculated on a straight line basis over five years. During 1997, approximately $18.4 million of deferred acquisition costs relating to the Acquisition and approximately $7.2 million of other assets were fully amortized. Other assets and related accumulated amortization are summarized as follows (amounts in millions):

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1997   1996
                                                                  ------  -----
   Deferred loan costs........................................... $ 16.2   16.2
   Deferred acquisition costs....................................    --    18.4
   Other.........................................................    2.9    3.9
                                                                  ------  -----
                                                                    19.1   38.5
   Accumulated amortization......................................  (10.9) (27.1)
                                                                  ------  -----
                                                                  $  8.2   11.4
                                                                  ======  =====

 (h) Admissions and Concession Sales Revenue

  Admissions and concession sales revenue are recognized upon receipt at the theatre. Admissions and concession sales revenue are recorded net of applicable sales taxes.

 (i) Operating Costs and Expenses

  Film rental and advertising expenses include film rental and co-op and directory advertising costs. Film rental costs are accrued based on the applicable admissions revenue and the terms of the film licenses. Film advertising costs are expensed as incurred. Direct concession costs include direct concession product costs and concession promotional expenses. Concession promotional expenses are expensed as incurred. Other operating expenses include joint facility costs such as employee costs, theatre rental and utilities that are common to both ticket sales and concession operations. As such, other operating expenses are reported as a combined amount as the allocation of such costs to exhibition and concession activities would be arbitrary and not meaningful. Rental expense for operating leases which provide for escalating minimum annual rentals during the term of the lease are accounted for on a straight-line basis over the terms of the underlying leases.

                     OSCAR I CORPORATION AND SUBSIDIARIES

 (j) Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (k) Reclassification

  Certain prior year amounts have been reclassified for comparability with the 1997 presentation.

(4) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Cash payments for interest for the years ended December 31, 1997, 1996 and 1995, were $42.8 million, $44.6 million and $47.3 million, respectively.

  Cash payments by certain less than 80% owned entities for income taxes for the years ended December 31, 1997, 1996 and 1995, were $1.4 million, $1.4 million and $0.7 million, respectively.

  OSCAR I accrued $23.8 million, $20.9 million and $18.3 million of dividends during the years ended December 31, 1997, 1996 and 1995, respectively, on its preferred stock (see note 7).

  During 1997, 1996 and 1995, OSCAR I incurred $1.1 million, $1.4 million and $2.4 million, respectively, of capital lease obligations relating to new equipment.

(5) DEBT

  Debt is summarized as follows (amounts in millions):

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1997   1996
                                                                  ------  -----
   UATC Bank Credit Facility(a).................................. $226.5  255.6
   UATC Senior Secured Notes(b)..................................  125.0  125.0
   UATC Other(c).................................................   10.7    8.4
   UAR Promissory Notes(d).......................................    5.6   10.0
   Prop I Mortgage Notes(e)......................................   46.2   54.1
                                                                  ------  -----
                                                                   414.0  453.1
   Less: current portion.........................................  (81.7) (29.9)
                                                                  ------  -----
                                                                  $332.3  423.2
                                                                  ======  =====

--------
(a) UATC's bank credit facility (the "Bank Credit Facility") currently provides for term loans aggregating $203.5 million (the "Term Loans"), a reducing revolving loan with commitments aggregating $78.8 million (the "Revolving Facility") and standby letters of credit aggregating $12.5 million (the "Standby Letters of Credit"). Principal on the Term Loans is payable in escalating semi-annual installments through March 31, 2002. The aggregate commitments available for borrowing under the Revolving Facility decline $8.75 million at December 31, 1998, $13.125 million at December 31, 1999 and 2000 and $21.875 million at December 31, 2001 and March 31, 2002. Borrowings under the Bank Credit Facility provide for interest to be accrued at varying rates depending on the ratio of indebtedness to annualized operating cash flow, as defined. Interest is payable at varying dates depending on the type of rate selected by UATC, but no less frequently than once each quarter. The Bank Credit Facility contains certain provisions that require the maintenance of certain financial ratios and place limitations on additional indebtedness, disposition of assets, capital expenditures and payment of dividends. The Bank Credit Facility is secured by the stock of UATC

                     OSCAR I CORPORATION AND SUBSIDIARIES
   and substantially all of UATC's subsidiaries and is guaranteed by OSCAR I and substantially all of UATC's subsidiaries. During 1997, UATC repaid $10.8 million on the Term Loans in conjunction with certain asset dispositions. This repayment will be applied pro rata against the remaining semi-annual Term Loan principal installments.
(b) The senior secured notes (the "Senior Secured Notes") are due May 1, 2002 and require repayments prior to maturity of $31.25 million on May 1, 2000 and on May 1, 2001. The Senior Secured Notes accrue interest at 11 1/2% per annum, which is payable semi-annually. The Senior Secured Notes place limitations on, among other things, additional indebtedness, disposition of assets and payment of dividends. The Senior Secured Notes are secured on a pari-passu basis with the Bank Credit Facility by the stock of UATC and substantially all of UATC's subsidiaries, and are guaranteed on a pari-passu basis with the Bank Credit Facility by OSCAR I and substantially all of UATC's subsidiaries. The Senior Secured Notes are redeemable at the option of UATC. The redemption price of the Senior Secured Notes at December 31, 1997 was 104.313% of the outstanding principal balance.
(c) UATC's other debt at December 31, 1997 consists of various term loans, mortgage notes, capital leases and other borrowings. This other debt carries interest rates ranging from 7% to 12%. Principal and interest are payable at various dates through June 2007.
(d) In conjunction with the acquisitions of certain theatres prior to the Acquisition, UAR issued non-interest bearing promissory notes to the sellers. Principal on the promissory notes is due quarterly through October 1999. For financial statement purposes, the promissory notes were discounted at UAR's effective borrowing rate on the date the promissory notes were executed. The undiscounted amount payable under the promissory notes at December 31, 1997 was approximately $6.2 million.
(e) The Prop I first mortgage notes (the "Prop I Notes") bear interest at 11.15% per annum. Principal and interest are payable in monthly installments, with a lump sum payment of principal and accrued, but unpaid, interest due on November 1, 1998. The Prop I Notes are secured by a first mortgage on Prop I's theatre properties, an assignment of the lease agreement with UATC, and $12.5 million of bank Standby Letters of Credit provided by UATC. The Indenture of Mortgage, among its other provisions, contains limitations on the sale and/or substitution of properties and a limitation on any additional debt incurred by Prop I other than intercompany advances.

  At December 31, 1997, UATC was party to interest rate cap agreements on $100.0 million of floating rate debt which provide for a LIBOR interest rate cap of 7 1/2% and expire at various dates through July 1999. UATC is subject to credit risk exposure from non-performance of the counterparties to the interest rate cap agreements. As UATC has historically received payments relating to such interest rate cap agreements, it does not anticipate such non-performance in the future. UATC amortizes the cost of its interest rate cap agreements to interest expense over the life of the underlying agreement. Amounts received from the counterparties to the interest rate cap agreements are recorded as a reduction of interest expense.

  At December 31, 1997, UATC had approximately $55.8 million of unused revolving loan commitments pursuant to the Bank Credit Facility, $11.1 million of which has been used for the issuance of letters of credit. Commitment fees of 3/8% per annum are paid on the average unused revolver commitments.

  Annual maturities of debt for each of the next five years and thereafter are as follows (amounts in millions):

     1998................................................................ $ 81.7
     1999................................................................   50.8
     2000................................................................   83.8
     2001................................................................   83.7
     2002................................................................  110.2
     Thereafter..........................................................    3.8
                                                                          ------
                                                                          $414.0
                                                                          ======

                     OSCAR I CORPORATION AND SUBSIDIARIES

(6) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

 Cash and Cash Equivalents

  The carrying amount of cash and cash equivalents approximates fair value because of its short maturity.

 Financial Instruments

  The carrying amount and estimated fair value of OSCAR I's financial instruments at December 31, 1997 are summarized as follows (amounts in millions):

                                                             CARRYING ESTIMATED
                                                              AMOUNT  FAIR VALUE
                                                             -------- ----------
   UATC Bank Credit Facility and Other Debt.................  $237.2    237.2
                                                              ======    =====
   UATC Senior Secured Notes................................  $125.0    130.6
                                                              ======    =====
   UAR Promissory Notes.....................................  $  5.6      5.6
                                                              ======    =====
   Prop I Mortgage Notes....................................  $ 46.2     47.1
                                                              ======    =====
   Interest Rate Cap Agreements.............................  $  0.1      0.1
                                                              ======    =====

  UATC Bank Credit Facility and Other Debt: The carrying amount of UATC's borrowings under the Bank Credit Facility and other debt approximates fair value because the interest rates on the majority of this debt floats with market interest rates.

  UATC Senior Secured Notes: The fair value of the Senior Secured Notes is estimated based upon quoted market prices at December 31, 1997.

  UAR Promissory Notes: The fair value of the UAR Promissory Notes is estimated based upon dealer quotes for similar agreements at December 31, 1997.

  Prop I Mortgage Notes: The fair value of the Prop I Mortgage Notes is estimated based upon dealer quotes for similar agreements at December 31, 1997.

  Interest Rate Cap Agreements: The fair value of the interest rate cap agreements is estimated based upon dealer quotes for similar agreements at December 31, 1997.

(7) STOCKHOLDERS' EQUITY

 Preferred Stock

  The OSCAR I preferred stock is redeemable any time at the option of OSCAR I at its stated liquidation value plus accrued and unpaid dividends. Dividends accrue at a rate of 8% through December 31, 1995, 9% through December 31, 1996 and 14% thereafter, and are payable in cash or in kind through December 31, 1996. Dividends subsequent to December 31, 1996 are required to be paid in cash unless any senior debt facility of OSCAR I or UATC restricts such cash payment. Currently, such restrictions exist. The preferred stock contains certain restrictions on, among other things, the incurrence of additional indebtedness by OSCAR I or its subsidiaries. Due to the perpetual nature of the preferred stock and the escalating terms of the required dividend rates, for financial reporting purposes dividends have been accrued at a 14% per annum rate for all periods since issuance. At December 31, 1997, the actual redemption value in accordance with the terms of the preferred stock was approximately $152.1 million, or approximately $41.8 million less than the carrying amount at December 31, 1997.

  OSCAR I is authorized to issue 5,000,000 shares of preferred stock.

                     OSCAR I CORPORATION AND SUBSIDIARIES

 Common Stock

  At December 31, 1997, OSCAR I had outstanding 11,551,383 shares of Class A common stock, $0.01 par value per share, 48,425 shares of Class B common stock, $0.01 par value per share and has granted 15,462 shares of Class C common stock, $0.01 par value to certain members of management. The Class A and Class B shares are identical except that the Class B shares do not have any voting rights. The Class C shares vest over a four-year period and are identical to the Class B common stock except for a $9.50 per share liquidation preference in favor of the holders of the Class A and Class B common stock. As of December 31, 1997, 13,001 shares of the Class C common stock had vested.

  OSCAR I is authorized to issue 23,200,000 shares of Class A common stock, 1,818,000 shares of Class B common stock and 57,000 shares of Class C common stock.

 Stock Options

  In connection with the Acquisition, the OSCAR I Management Stock Plan was established. The OSCAR I Management Stock Plan established three types of options, those being: the Incentive Options (the "Incentive Plan"), Performance Options (the "Performance Plan"), and Premium Options (the "Premium Plan" and collectively, the "Option Plans"). The options covered under the Incentive Plan vest in equal amounts each year through the fifth anniversary of the date of grant, while options covered under the Performance and Premium Plans vest based on certain calculations of UATC's value or the investment returns received by the Class A common stockholders. Each option granted under either the Incentive or Performance Plans may be exercised for one Class B share at an exercise price equal to the estimated market value of the Class B share at the date of grant provided that such options have been vested under the terms of the respective plan. Each option granted under the Premium Plan may be exercised for one Class B share at an exercise price, which increases from $30 to $233, provided that such options have vested under the terms of the Premium Plan. All options granted expire 10 years after the date of grant.

  OSCAR I applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its Option Plans. No compensation cost has been recognized by OSCAR I for any of the Option Plans. OSCAR I's compensation expense would not have been materially different had OSCAR I recorded compensation expense for its Option Plans in accordance with SFAS No. 123, "Accounting for Stock Based Compensation," and accordingly, the pro forma net loss disclosure as if SFAS No. 123 had been applied are not presented.

  A summary of OSCAR I's Incentive Plan as of December 31, 1997, 1996 and 1995, and changes during those years is presented below:

                                  1997                   1996                   1995
                         ----------------------- ---------------------- ----------------------
                                   WEIGHTED AVG.          WEIGHTED AVG.          WEIGHTED AVG.
                                     EXERCISE               EXERCISE               EXERCISE
                          SHARES       PRICE     SHARES       PRICE     SHARES       PRICE
                         --------  ------------- -------  ------------- -------  -------------
Outstanding at January
 1......................  544,320     $10.06     594,720     $10.05     593,970     $10.04
  Granted...............      --         --        6,600     $10.79       3,000     $10.79
  Exercised.............      --         --          --         --          --         --
  Forfeited............. (413,487)    $10.04     (57,000)    $10.00      (2,250)    $10.00
                         --------                -------                -------
Outstanding at December
 31.....................  130,833     $10.12     544,320     $10.06     594,720     $10.05
                         ========                =======                =======

                     OSCAR I CORPORATION AND SUBSIDIARIES

  The following table summarizes information about the Incentive Plan at December 31, 1997:

                          OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                    ----------------------------------------     -------------------
                                         WEIGHTED AVG.
     EXERCISE         NUMBER               REMAINING
      PRICE         OUTSTANDING         CONTRACTUAL LIFE         NUMBER EXERCISABLE
     --------       -----------         ----------------         -------------------
      $10.00          111,233                 4.5                      111,233
      $10.79           19,600                 6.8                        9,470
                      -------                                          -------
                      130,833                 5.0                      120,703
                      =======                                          =======

  A summary of OSCAR I's Performance Plan as of December 31, 1997, 1996 and 1995, and changes during those years is presented below:

                                  1997                   1996                   1995
                         ----------------------- ---------------------- ----------------------
                                   WEIGHTED AVG.          WEIGHTED AVG.          WEIGHTED AVG.
                                     EXERCISE               EXERCISE               EXERCISE
                          SHARES       PRICE     SHARES       PRICE     SHARES       PRICE
                         --------  ------------- -------  ------------- -------  -------------
Outstanding at January
 1......................  528,975     $10.05     573,450     $10.04     572,825     $10.04
  Granted...............  197,250     $12.00       5,900     $10.79       2,500     $10.79
  Exercised.............      --         --          --         --          --         --
  Forfeited............. (414,350)    $10.04     (50,375)    $10.00      (1,875)    $10.00
                         --------                -------                -------
Outstanding at December
 31.....................  311,875     $11.31     528,975     $10.05     573,450     $10.04
                         ========                =======                =======

  The following table summarizes information about the Performance Plan at December 31, 1997:

                          OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                    ----------------------------------------     -------------------
                                         WEIGHTED AVG.
     EXERCISE         NUMBER               REMAINING
      PRICE         OUTSTANDING         CONTRACTUAL LIFE         NUMBER EXERCISABLE
     --------       -----------         ----------------         -------------------
      $10.00          103,500                 4.5                          0
      $10.79           11,125                 6.8                          0
      $12.00          197,250                 9.3                          0
                      -------                                            ---
                      311,875                 7.6                          0
                      =======                                            ===

  A summary of OSCAR I's Premium Plan as of December 31, 1997, 1996 and 1995, and changes during those years is presented below:

                                  1997                   1996                   1995
                         ----------------------- ---------------------- ----------------------
                                   WEIGHTED AVG.          WEIGHTED AVG.          WEIGHTED AVG.
                                     EXERCISE               EXERCISE               EXERCISE
                          SHARES       PRICE     SHARES       PRICE     SHARES       PRICE
                         --------  ------------- -------  ------------- -------  -------------
Outstanding at January
 1......................  265,403     $66.00     287,791     $48.25     287,479     $35.25
  Granted...............      --         --        2,800     $48.25       1,250     $35.25
  Exercised.............      --         --          --         --          --         --
  Forfeited............. (208,972)    $66.00     (25,188)    $48.25        (938)    $35.25
                         --------                -------                -------
Outstanding at December
 31.....................   56,431     $66.00     265,403     $48.25     287,791     $35.25
                         ========                =======                =======
Options Exercisable at
 December 31............        0                      0                      0
                         ========                =======                =======

  As of December 31, 1997, the 56,431 Premium Plan options had an exercise price of $66.00 and a weighted average remaining contractual life of 5.0 years.

                     OSCAR I CORPORATION AND SUBSIDIARIES

(8) RESTRUCTURING CHARGE

  At the end of 1996, OSCAR I initiated a corporate restructuring plan intended to provide a higher level of focus on OSCAR I's domestic theatrical business at a lower annual cost. This corporate restructuring was substantially completed in January 1997. In conjunction with this corporate restructuring plan, OSCAR I recorded $0.8 million and $1.9 million restructuring charges in 1997 and 1996, respectively, for severance and other related expenses.

(9) EMPLOYEE BENEFIT PLANS

  The UATC 401(k) Savings Plan (the "Savings Plan") provides that employees may contribute up to 10% of their compensation, subject to IRS limitations, to the Savings Plan. Employee contributions are invested in various investment funds based upon elections made by the employee. Prior to January 1, 1997, OSCAR I matched 100% of each employee's contributions up to 10% of an employee's compensation. As part of the corporate restructuring plan (see note
8), effective January 1, 1997, the Savings Plan was amended to provide for an OSCAR I match of 100% of each employee's contribution up to 3% of their compensation. Employees vest in OSCAR I's matching contributions 20% per year for every year of service, as defined.

  Effective January 1, 1993, OSCAR I established the UATC Supplemental 401(k) Savings Plan (the "Supplemental Plan") for certain employees who are highly compensated as defined by the IRS and whose elective contributions to the Savings Plan exceed the IRS limitations. Through December 31, 1996, such employees were allowed to contribute to the Supplemental Plan provided that the aggregate contributions to the Savings Plan and Supplemental Plan did not exceed 10% of their compensation. As part of the corporate restructuring plan (see note 8), effective January 1, 1997, OSCAR I suspended the Supplemental Plan. OSCAR I matched 100% of the employee's contributions through the date of suspension of the Supplemental Plan. Employees vest ratably in OSCAR I's matching contributions over 5 years from the date of participation in the Supplemental Plan.

  Contributions to the various employee benefit plans for the years ended December 31, 1997, 1996 and 1995, were $0.6 million, $2.3 million and $2.1 million, respectively.

(10) PROVISION FOR IMPAIRMENT

  OSCAR I adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," during 1995. Upon adoption of SFAS No. 121 in 1995, a non-cash charge of $21.0 million was recorded by OSCAR I. During 1997 and 1996, OSCAR I recorded non-cash charges for the impairment of its long-lived assets of $36.0 million and $9.5 million, respectively. These non-cash charges relate to the difference between the historical book value of the individual theatres (in some cases groups of theatres) and the discounted cash flow expected to be received from the operation or future sale of the individual theatres (or groups of theatres).

(11) GAIN ON DISPOSITION OF ASSETS

  During April 1997, OSCAR I sold its 50% interest in Hong Kong theatre company to its partner for approximately $17.5 million and, during September 1997, OSCAR I sold its theatre investments in Mexico and the majority of its theatre assets in Argentina for approximately $25.0 million. During the year ended December 31, 1997, OSCAR I sold various other non-strategic or underperforming theatres for net cash proceeds of approximately $27.5 million. Additionally, OSCAR I has entered into an agreement to sell a portion of its theatre investments in Singapore and Thailand for approximately $8.1 million.

                     OSCAR I CORPORATION AND SUBSIDIARIES

(12) INCOME TAXES

  Consolidated subsidiaries in which OSCAR I owns less than 80% file separate Federal income tax returns. The current and deferred Federal and state income taxes of such subsidiaries are calculated on a separate return basis and are included in the accompanying consolidated financial statements of OSCAR I.

  The current state income tax expense of OSCAR I and Federal income tax expense of OSCAR I's less than 80%-owned consolidated subsidiaries and deferred state and Federal income tax expense are as follows (amounts in millions):

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                                  --------------
                                                                  1997 1996 1995
                                                                  ---- ---- ----
   Current income taxes:
     State expense............................................... $0.2 0.1  0.7
     Federal expense.............................................  1.3 1.0  1.1
                                                                  ---- ---  ---
                                                                   1.5 1.1  1.8
                                                                  ---- ---  ---
   Deferred income taxes:
     State expense...............................................  --  --   --
     Federal expense.............................................  --  --   --
                                                                  ---- ---  ---
                                                                  $1.5 1.1  1.8
                                                                  ==== ===  ===

  Income tax expense differed from the amount computed by applying the U.S. Federal income tax rate (35% for all periods) to loss before income tax expense as a result of the following (amounts in millions):

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                            -------------------
                                                            1997   1996   1995
                                                            -----  -----  -----
   Expected tax benefit.................................... $(8.9) (15.7) (22.0)
   Change in valuation allowance...........................  11.1   16.1   22.3
   State tax, net of Federal benefit.......................   0.1    --     0.5
   Adjustment of net operating loss carryforward...........   0.1    2.9    --
   Other...................................................  (0.9)  (2.2)   1.0
                                                            -----  -----  -----
                                                            $ 1.5    1.1    1.8
                                                            =====  =====  =====

                     OSCAR I CORPORATION AND SUBSIDIARIES

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows (amounts in millions):

                                                                   1997   1996
                                                                   -----  -----
   Deferred tax assets:
     Net operating loss carryforwards............................. $75.1   68.0
     Intangible and other assets..................................   3.7    3.9
     Accrued liabilities..........................................   3.6    2.8
     Deferred gain on Sale and Leaseback..........................   3.5    4.6
     Other........................................................   1.2    1.1
                                                                   -----  -----
                                                                    87.1   80.4
     Less: valuation allowance.................................... (80.5) (69.4)
                                                                   -----  -----
       Net deferred tax assets....................................   6.6   11.0
                                                                   -----  -----
   Deferred tax liabilities:
     Property and equipment.......................................   3.5    8.1
     Deferred intercompany gains..................................   1.6    1.6
     Other........................................................   1.5    1.3
                                                                   -----  -----
       Net deferred tax liabilities...............................   6.6   11.0
                                                                   -----  -----
   Net............................................................ $ --     --
                                                                   =====  =====

  At December 31, 1997, OSCAR I had a net operating loss carryforward for Federal income tax purposes of approximately $200.0 million which will begin to expire in 2007.

  The income tax returns of OSCAR I are currently being audited by the Internal Revenue Service. The outcome of this audit may reduce the amount of OSCAR I's net operating loss carryforward and/or change the basis (and thus future depreciation) related to certain assets. Management believes that the result of the audit will not have a material adverse effect on the consolidated financial condition or results of operations of OSCAR 1.

(13) COMMITMENTS AND CONTINGENCIES

  OSCAR I conducts a significant portion of its theatre and corporate operations in leased premises. These leases have noncancelable terms expiring at various dates after December 31, 1997. Many leases have renewal options. Most of the leases provide for contingent rentals based on the revenue results of the underlying theatre and require the payment of taxes, insurance, and other costs applicable to the property. Also, certain leases contain escalating minimum rental provisions that have been accounted for on a straight-line basis over the initial term of the leases.

  Rent expense for theatre and corporate operations is summarized as follows (amounts in millions):

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                                ---------------
                                                                1997  1996 1995
                                                                ----- ---- ----
   Minimum rental.............................................. $76.5 72.0 55.8
   Contingent rental...........................................   3.7  3.4  3.2
   Effect of leases with escalating minimum annual rentals.....   3.7  3.1  2.0
   Rent tax....................................................   0.5  0.6  0.7
                                                                ----- ---- ----
                                                                $84.4 79.1 61.7
                                                                ===== ==== ====

                     OSCAR I CORPORATION AND SUBSIDIARIES

  Approximately $12.8 million, $11.0 million and $0.5 million of the minimum rentals reflected in the preceding table for the years ended December 31, 1997, 1996 and 1995, respectively, were incurred pursuant to the sale and leaseback transactions (see note 2).

  Future minimum lease payments under noncancelable operating leases for each of the next five years and thereafter are summarized as follows (amounts in millions):

     1998................................................................ $ 79.3
     1999................................................................   78.5
     2000................................................................   75.2
     2001................................................................   73.1
     2002................................................................   70.4
     Thereafter..........................................................  689.0

  Included in the future minimum lease payments table above are lease payments relating to theatres which OSCAR I intends to sell or close. To the extent OSCAR I is successful in disposing of these theatres, the future minimum lease payments will be decreased.

  It is expected that in the normal course of business, desirable leases that expire will be renewed or replaced by other leases.

  At December 31, 1997, OSCAR I had entered into theatre construction and equipment commitments aggregating approximately $100 million for ten new theatres and screen additions or renovations to 12 existing theatres which OSCAR I intends to open during the next two years. Such amount relates only to projects in which OSCAR I had executed a definitive lease agreement and all significant lease contingencies have been satisfied. Of the committed amount, approximately $15.0 million will be reimbursed to OSCAR I from proceeds of the sale and leaseback transactions currently held in escrow (see note 2). The lease agreements have terms of between 15 and 20 years and, upon the opening of the theatres, require future minimum lease payments over the terms of the leases averaging $13.8 million per annum.

  OSCAR I and/or its subsidiaries are involved in various pending and threatened legal proceedings involving allegations concerning contract breaches, torts, employment matters, environmental issues, anti-trust violations, local tax disputes and miscellaneous other matters. In addition, there are various claims against OSCAR I and/or its subsidiaries relating to certain of the leases held by OSCAR I and/or its subsidiaries. Although it is not possible to predict the outcome of these proceedings, OSCAR I believes that such legal proceedings will not have a material adverse effect on OSCAR I's financial position, liquidity or results of operations.

  The Americans with Disabilities Act of 1990 (the "ADA"), and certain state statutes among other things, require that places of public accommodation, including theatres (both existing and newly constructed) be accessible to and that assistive listening devices be available for use by certain patrons with disabilities. With respect to access to theatres, the ADA may require that certain modifications be made to existing theatres to make such theatres accessible to certain theatre patrons and employees who are disabled. The ADA requires that theatres be constructed in such a manner that persons with disabilities have full use of the theatre and its facilities and reasonable access to work stations. The ADA provides for a private right of action and reimbursement of plaintiff's attorneys' fees and expenses under certain circumstances. OSCAR I has established a program to review and evaluate OSCAR I's theatres and to make any changes which may be required by the ADA. In 1995, OSCAR I settled the lawsuit styled Connie Arnold et al. vs. UATC, filed in 1991. This lawsuit involved allegations that certain of OSCAR I's theatres lacked accessibility to persons with mobility disabilities in violation of the ADA. In the settlement agreement, OSCAR I, the plaintiffs and the Department of Justice established standards of modifications that must be made to OSCAR I theatres throughout the United States to make them more accessible to persons with disabilities. OSCAR I believes that the cost of complying with the ADA and the settlement agreement in the Connie Arnold case will not have a material adverse effect on the OSCAR I's financial position, liquidity or results of operations.

                      OSCAR I CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN MILLIONS)
                                  (UNAUDITED)

                                                        MARCH 31, DECEMBER 31,
                                                          1998        1997
                                                        --------- ------------
ASSETS
Current assets:
  Cash and cash equivalents............................  $  7.3        10.8
  Receivables, net.....................................    17.6        13.1
  Prepaid expenses and concession inventory............    22.2        18.4
  Other assets.........................................     0.3         0.3
                                                         ------      ------
    Total current assets...............................    47.4        42.6
Investments and related receivables....................    16.4        15.4
Property and equipment, at cost:
  Land.................................................    54.3        54.7
  Theatre buildings, equipment and other...............   503.3       499.0
                                                         ------      ------
                                                          557.6       553.7
  Less accumulated depreciation and amortization (note
   4)..................................................  (166.8)     (158.4)
                                                         ------      ------
                                                          390.8       395.3
                                                         ------      ------
Intangible assets, net.................................    98.4       101.5
Other assets, net......................................     7.5         8.2
                                                         ------      ------
                                                         $560.5       563.0
                                                         ======      ======
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.....................................  $ 69.2        87.1
  Accrued liabilities..................................    25.5        29.1
  Current portion of long-term debt (notes 2 and 6)....    81.1        81.7
                                                         ------      ------
    Total current liabilities..........................   175.8       197.9
Other liabilities (note 3).............................    49.1        45.9
Debt (notes 2 and 6)...................................   348.6       332.3
                                                         ------      ------
  Total liabilities....................................   573.5       576.1
                                                         ------      ------
Minority interests in equity of consolidated
 subsidiaries..........................................     7.2         7.2
Stockholders' equity (deficit) (note 2):
  Preferred stock (note 8).............................   200.6       193.9
  Common stock:
    Class A............................................     0.1         0.1
    Class B............................................     --          --
    Class C............................................     --          --
  Additional paid-in capital (note 8)..................     9.7        16.4
  Accumulated deficit..................................  (228.5)     (228.5)
  Cumulative foreign currency translation adjustment...    (0.3)       (0.4)
  Treasury stock.......................................    (1.8)       (1.8)
                                                         ------      ------
                                                          (20.2)      (20.3)
                                                         ------      ------
                                                         $560.5       563.0
                                                         ======      ======

     See accompanying notes to condensed consolidated financial statements.

                      OSCAR I CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                             (AMOUNTS IN MILLIONS)
                                  (UNAUDITED)

                                                           THREE MONTHS ENDED
                                                               MARCH 31,
                                                           --------------------
                                                             1998       1997
                                                           ---------  ---------
Revenue:
  Admissions.............................................. $   113.4     121.7
  Concession sales........................................      46.6      47.7
  Other...................................................       4.7       5.1
                                                           ---------  --------
                                                               164.7     174.5
                                                           ---------  --------
Costs and expenses:
  Film rental and advertising expenses....................      60.9      65.8
  Direct concession costs.................................       6.5       7.4
  Other operating expenses (note 3).......................      66.6      65.5
  General and administrative..............................       5.4       6.6
  Depreciation and amortization (note 4)..................      13.7      18.4
                                                           ---------  --------
                                                               153.1     163.7
                                                           ---------  --------
      Operating income....................................      11.6      10.8
Other income (expense):
  Interest, net (notes 2 and 6)...........................     (10.4)    (11.4)
  Share of earnings (losses) of affiliates, net...........       --       (0.5)
  Minority interests in earnings of consolidated subsidi-
   aries..................................................      (0.4)     (0.3)
  Other, net..............................................      (0.5)     (0.4)
                                                           ---------  --------
                                                               (11.3)    (12.6)
                                                           ---------  --------
      Income (loss) before income tax expense.............       0.3      (1.8)
Income tax expense (note 9)...............................      (0.3)     (0.4)
                                                           ---------  --------
      Net income (loss)...................................       --       (2.2)
Dividends on preferred stock (notes 2 and 8)..............      (6.7)     (5.9)
                                                           ---------  --------
      Net loss available to common stockholders...........    $ (6.7)     (8.1)
                                                           =========  ========

     See accompanying notes to condensed consolidated financial statements.

                      OSCAR I CORPORATION AND SUBSIDIARIES

       CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                             (AMOUNTS IN MILLIONS)
                                  (UNAUDITED)

                                                                                   CUMULATIVE
                                                                                     FOREIGN                TOTAL
                                    COMMON  COMMON  COMMON  ADDITIONAL              CURRENCY            STOCKHOLDERS'
                          PREFERRED  STOCK   STOCK   STOCK   PAID-IN   ACCUMULATED TRANSLATION TREASURY    EQUITY
                            STOCK   CLASS A CLASS B CLASS C  CAPITAL     DEFICIT   ADJUSTMENT   STOCK     (DEFICIT)
                          --------- ------- ------- ------- ---------- ----------- ----------- -------- -------------
Balance at January 1,
 1998...................   $193.9     0.1     --      --       16.4      (228.5)      (0.4)      (1.8)      (20.3)
 Accretion of dividends
  on preferred stock....      6.7     --      --      --       (6.7)        --         --         --          --
 Foreign currency trans-
  lation adjustment.....      --      --      --      --        --          --         0.1        --          0.1
 Net income.............      --      --      --      --        --          --         --         --          --
                           ------     ---     ---     ---      ----      ------       ----       ----       -----
Balance at March 31,
 1998...................   $200.6     0.1     --      --        9.7      (228.5)      (0.3)      (1.8)      (20.2)
                           ======     ===     ===     ===      ====      ======       ====       ====       =====



     See accompanying notes to condensed consolidated financial statements.

                      OSCAR I CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                             (AMOUNTS IN MILLIONS)
                                  (UNAUDITED)

                                                           THREE MONTHS ENDED
                                                               MARCH 31,
                                                           --------------------
                                                             1998       1997
                                                           ---------  ---------
Net cash provided by (used in) operating activities......     $ (0.6)     20.7
                                                           ---------  --------
Cash flow from investing activities:
  Capital expenditures...................................      (20.8)    (19.5)
  (Increase) decrease in construction in progress, net...        3.4      (2.3)
  Increase in receivable from sale and leaseback escrow..       (0.8)     (2.1)
  Proceeds from sale and leaseback escrow................        --        7.8
  Investments in and receivables from theatre joint ven-
   tures.................................................       (1.0)     (5.9)
  Other, net.............................................       (1.0)     (0.3)
                                                           ---------  --------
      Net cash used in investing activities..............      (20.2)    (22.3)
                                                           ---------  --------
Cash flow from financing activities:
  Debt borrowings........................................       42.0      35.0
  Debt repayments........................................      (26.4)    (26.4)
  Increase (decrease) in cash overdraft..................        1.8      (6.3)
  Other, net.............................................       (0.1)      0.4
                                                           ---------  --------
      Net cash provided by financing activities..........       17.3       2.7
                                                           ---------  --------
      Net increase (decrease) in cash....................       (3.5)      1.1
Cash and cash equivalents:
  Beginning of period....................................       10.8      10.1
                                                           ---------  --------
  End of period..........................................  $     7.3      11.2
                                                           =========  ========
Reconciliation of net income (loss) to net cash provided
 by (used in) operating activities:
Net income (loss)........................................      $ --       (2.2)
Effect of leases with escalating minimum annual rentals..        0.9       0.8
Depreciation and amortization............................       13.7      18.4
Share of (earnings) losses of affiliates, net............        --        0.5
Minority interests in earnings of consolidated subsidiar-
 ies.....................................................        0.4       0.3
Changes in assets and liabilities:
  Receivables............................................        0.2       1.9
  Prepaid expenses and concession inventory..............       (3.8)     (3.9)
  Other assets...........................................        0.2       0.7
  Accounts payable.......................................       (8.0)      6.4
  Accrued liabilities....................................       (3.6)     (2.5)
  Other liabilities......................................       (0.6)      0.3
                                                           ---------  --------
      Net cash provided by (used in) operating activi-
       ties..............................................     $ (0.6)     20.7
                                                           =========  ========

     See accompanying notes to condensed consolidated financial statements.

                     OSCAR I CORPORATION AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 31, 1998
                                  (UNAUDITED)

(1) GENERAL INFORMATION

  OSCAR I Corporation ("OSCAR I"), a Delaware corporation, was formed in February 1992 for the purpose of purchasing United Artists Theatre Circuit, Inc. ("UATC") from an affiliate of Tele-Communications, Inc. ("TCI"). OSCAR I is owned by an investment fund managed by affiliates of Merrill Lynch Capital Partners, Inc. ("MLCP") and certain institutional investors (collectively, the "Non-Management Investors"), and certain members of UATC's management. On May 12, 1992, OSCAR I purchased all of the outstanding common stock of UATC from an affiliate of TCI (the "Acquisition").

  Simultaneously with the Acquisition, the Non-Management Investors formed OSCAR II Corporation, ("OSCAR II"), a Delaware corporation, and acquired from an affiliate of TCI all of the outstanding capital stock of United Artists Realty Company ("UAR"). UAR and its subsidiary, United Artists Properties I Corp. ("Prop I"), are the owners and lessors of certain operating theatre properties leased to and operated by UATC and its subsidiaries. On February 28, 1995, OSCAR II was merged into OSCAR I effected by a one-for-one share exchange.

  Certain prior period amounts have been reclassified for comparability with the 1998 presentation.

  In the opinion of management, all adjustments (consisting of normal recurring accruals) have been made in the accompanying interim condensed consolidated financial statements that are necessary to present fairly the financial position of OSCAR I and the results of its operations. Interim results are not necessarily indicative of the results for the entire year because of fluctuations of revenue and related expenses resulting from the seasonality of attendance and the availability of popular motion pictures. These financial statements should be read in conjunction with the audited December 31, 1997 consolidated financial statements and notes thereto included as part of UATC's Form 10-K.

(2) SUBSEQUENT EVENT--RECAPITALIZATION

  On April 21, 1998, OSCAR I completed the offering of $225 million of its 9.75% senior subordinated notes due April 15, 2008 and the offering of $50 million of its floating rate senior subordinated notes due October 15, 2007 (collectively, the "Senior Subordinated Notes"), and entered into a $450 million bank credit facility (the "New Bank Credit Facility") with a final maturity of April 2007.

  The securities referred to herein have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

  The proceeds from the offerings of the Senior Subordinated Notes and a portion of the borrowings under the New Bank Credit Facility were used to repay the outstanding borrowings under UATC's existing bank credit facility (the "Bank Credit Facility") (approximately $272.5 million) on April 21, 1998 and to fund the redemption of OSCAR I's preferred stock (approximately $159.2 million) on May 1, 1998. Additional borrowings under the New Bank Credit Facility are expected to be used to fund the redemption of UATC's $125 million senior secured notes (the "Senior Secured Notes") on May 21, 1998 at 102.875% of par value plus accrued but unpaid interest of approximately $0.8 million. On April 21, 1998, UATC gave notice of the redemption of the Senior Secured Notes. In addition, OSCAR I expects to use a portion of the New Bank Credit Facility (approximately $45.7 million) to repay certain Prop I mortgage notes maturing on November 1, 1998.

                     OSCAR I CORPORATION AND SUBSIDIARIES

  The net proceeds from the offerings of the Senior Subordinated Notes in excess of the OSCAR I preferred stock redemption value were contributed to UATC, as an equity contribution, from OSCAR I.

  The New Bank Credit Facility consists of $100 million of reducing revolving loan commitments and $350 million of delayed draw term loan commitments. The New Bank Credit Facility contains certain provisions that require the maintenance of certain financial ratios and place limitations on, among other things, additional indebtedness, disposition of assets and payment of dividends.

  The New Bank Credit Facility will be guaranteed, on a joint and several basis, by UATC and by certain of OSCAR I's other subsidiaries, including UAR and, after the repayment of the Prop I mortgage notes, by Prop I. The New Bank Credit Facility will be secured by among other things the capital stock of UATC, UAR, Prop I, and certain other subsidiaries of OSCAR I and UATC and by an intercompany note of UATC to OSCAR I established with respect to borrowings by UATC from OSCAR I.

  As a result of the repayment of the Bank Credit Facility and redemption of the Senior Secured Notes, UATC will recognize an extraordinary loss during the second quarter of 1998 of approximately $8.2 million, consisting of the $3.6 million prepayment premium on the Senior Secured Notes and approximately $4.6 million of unamortized deferred loan costs that will be written off.

(3) SALE AND LEASEBACK

  In December 1995, UATC and UAR entered into a sale and leaseback transaction whereby the buildings and land underlying 31 of their operating theatres and four theatres and a screen addition under development were sold to, and leased back from, an unaffiliated third party.

  OSCAR I realized a net gain of approximately $12.1 million as a result of this sale and leaseback transaction. For financial statement purposes, this gain has been deferred and is being recognized over the term of the lease as a reduction of rent expense.

  In November 1996, UATC entered into a sale and leaseback transaction whereby the buildings and land underlying three of its operating theatres and two theatres under development were sold to, and leased back from, an unaffiliated third party. During 1997, UATC opened one of the theatres under development. At March 31, 1998, approximately $1.5 million of sales proceeds were held in escrow and will be used to fund substantially all of the remaining construction costs associated with the one remaining theatre under development.

  In December 1997, UATC entered into a sale and leaseback transaction whereby two theatres currently under development were sold to, and leased back from, an unaffiliated third party for approximately $18.1 million. At March 31, 1998, approximately $13.5 million of the sales proceeds were held in escrow and will be paid under the terms of the sale and leaseback to fund certain of the construction costs associated with the two theatres.

(4) CHANGE IN ESTIMATED USEFUL LIVES

  During 1998, OSCAR I revised the estimated useful lives of certain equipment and leasehold improvements to more closely reflect the actual lives of these assets. The effect of this change in estimated useful lives was to decrease depreciation and amortization expense for the three months ended March 31, 1998 by approximately $0.7 million.

                     OSCAR I CORPORATION AND SUBSIDIARIES

(5) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Cash payments for interest were $7.3 million and $8.2 million for the three months ended March 31, 1998 and 1997, respectively.

  OSCAR I accrued $6.7 million and $5.9 million of dividends during the three months ended March 31, 1998 and 1997, respectively, on its preferred stock.

(6) DEBT

  Debt is summarized as follows (amounts in millions):

                                                          MARCH 31, DECEMBER 31,
                                                            1998        1997
                                                          --------- ------------
       Bank Credit Facility (a)..........................  $243.5      226.5
       Senior Secured Notes (a)..........................   125.0      125.0
       Other (b).........................................    10.6       10.7
       UAR Promissory Notes (c)..........................     4.6        5.6
       Prop I Mortgage Notes (d).........................    46.0       46.2
                                                           ------      -----
                                                            429.7      414.0
       Less: current portion.............................   (81.1)     (81.7)
                                                           ------      -----
                                                           $348.6      332.3
                                                           ======      =====

--------
(a) As discussed in note (2), Subsequent Event-Recapitalization, the Bank Credit Facility was repaid on April 21, 1998, and the Senior Secured Notes are to be redeemed on May 21, 1998 from proceeds of the offerings of the Senior Subordinated Notes and the New Bank Credit Facility. The Senior Secured Notes will be redeemed at par plus a prepayment premium of 2.875%, or approximately $3.6 million.

(b) Other debt at March 31, 1998 consists of various term loans, mortgage notes, capital leases and other borrowings. This other debt carries interest rates ranging from 7% to 12%. Principal and interest are payable at various dates through March 1, 2006.

(c) In conjunction with the acquisitions of certain theatres prior to 1992, UAR issued $51.6 million of non-interest bearing promissory notes to the sellers. Principal on the promissory notes is due quarterly through October 1999. For financial statement purposes, the promissory notes were discounted at UAR's effective borrowing rate on the date the promissory notes were executed.

(d) The Prop I mortgage notes (the "Prop I Notes") bear interest at 11.15% per annum. Principal and interest are payable in monthly installments, with a lump sum payment of principal and accrued, but unpaid, interest due on November 1, 1998. The Prop I Notes are secured by a first mortgage on Prop I's theatre properties, an assignment of the lease agreement with UATC, and $12.5 million of bank letters of credit. The Indenture of Mortgage, among its other provisions, contains limitations on the sale and/or substitution of properties and a limitation on any additional debt incurred by Prop I other than intercompany advances. As discussed in note
    (2), Subsequent Event-Recapitalization, additional borrowings under the New Bank Credit Facility are expected to be used to fund the remaining principal balance due on November 1, 1998 (approximately $45.7 million).

  At March 31, 1998, UATC was party to interest rate cap agreements on $100.0 million of floating rate debt which provide for a LIBOR interest rate cap of 7 1/2% and expire at various dates through July 1999. UATC is subject to credit risk exposure from non-performance of the counterparties to the interest rate cap agreements. As OSCAR I has historically received payments relating to such interest rate cap agreements, it does not

                     OSCAR I CORPORATION AND SUBSIDIARIES
anticipate such non-performance in the future. OSCAR I amortizes the cost of its interest rate cap agreements to interest expense over the life of the agreement. Amounts received from the counterparties to the interest rate cap agreements are recorded as a reduction of interest expense.

  For the three months ended March 31, 1998 and 1997, interest, net includes $0.5 million of amortization of deferred loan costs and $0.1 million of interest income.

(7) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  At March 31, 1998, the fair value of OSCAR I's cash and cash equivalents, outstanding borrowings under the Bank Credit Facility, the other debt, the promissory notes, and the Prop I Notes, and interest rate cap agreements approximated their carrying amount and the fair value of the Senior Secured Notes was approximately $129.1 million.


(8) PREFERRED STOCK

  The OSCAR I preferred stock is redeemable any time at the option of OSCAR I at its stated liquidation value plus accrued and unpaid dividends. Dividends accrue at a rate of 8% through December 31, 1995, 9% through December 31, 1996 and 14% thereafter, and are payable in cash or in kind through December 31, 1996. Due to the perpetual nature of the preferred stock and the escalating terms of the required dividend rates, for financial reporting purposes, dividends have been accrued at a 14% per annum rate for all periods since issuance. At March 31, 1998, the actual redemption value in accordance with the terms of the preferred stock was approximately $157.4 million, or approximately $43.2 million less than the carrying amount at March 31, 1998.

  As discussed in note (2), Subsequent Event-Recapitalization, the proceeds from the Senior Subordinated Notes and a portion of the borrowings under the New Bank Credit Facility were used to fund the redemption of OSCAR I's preferred stock on May 1, 1998. At the redemption date, the actual redemption value of the preferred stock was approximately $159.2 million, or approximately $43.7 million less than the carrying amount at the redemption date. This difference will be shown as an increase in additional paid-in capital subsequent to the redemption date.

(9) INCOME TAXES

  Consolidated subsidiaries in which OSCAR I owns less than 80% file separate federal income tax returns. The current and deferred federal and state income taxes of such subsidiaries are calculated on a separate return basis and are included in the accompanying condensed consolidated financial statements of OSCAR I.

  At March 31, 1998, OSCAR I had deferred tax assets and deferred tax liabilities of approximately $87.0 million and $6.3 million, respectively, relating primarily to OSCAR I's net operating loss carry-forward and the difference between the financial statement and income tax basis in OSCAR I's property and equipment. At March 31, 1998, OSCAR I had recorded a valuation allowance of approximately $80.7 million against the net deferred tax asset.

(10) COMMITMENTS AND CONTINGENCIES

  OSCAR I and/or its subsidiaries are involved in various pending and threatened legal proceedings involving allegations concerning contract breaches, torts, employment matters, environmental issues, anti-trust violations, local tax disputes, and miscellaneous other matters. In addition, there are various claims against OSCAR I and/or its subsidiaries relating to certain of the leases held by OSCAR I and/or its subsidiaries. Although it is not possible to predict the outcome of these proceedings, OSCAR I believes that such legal proceedings will not have a material adverse effect on the OSCAR I's financial position, liquidity or results of operations.

                     OSCAR I CORPORATION AND SUBSIDIARIES

  The Americans With Disabilities Act of 1990 (the "ADA"), and certain state statutes among other things, require that places of public accommodation, including theatres (both existing and newly constructed) be accessible to and that assistive listening devices be available for use by certain patrons with disabilities. With respect to access to theatres, the ADA may require that certain modifications be made to existing theatres to make such theatres accessible to certain theatre patrons and employees who are disabled. The ADA requires that theatres be constructed in such a manner that persons with disabilities have full use of the theatre and its facilities and reasonable access to work stations. The ADA provides for a private right of action and reimbursement of plaintiff's attorneys' fees and expenses under certain circumstances. OSCAR I has established a program to review and evaluate OSCAR I's theatres and to make any changes that may be required by the ADA. OSCAR I believes that the cost of complying with the ADA will not have a material adverse affect on OSCAR I's financial position, liquidity or results of operations.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INITIAL PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SE-CURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................  17
The Exchange Offer.......................................................  26
Certain Federal Income Tax Consequences of the Exchange Offer............  34
The Refinancing Transactions.............................................  35
Use of Proceeds..........................................................  35
Capitalization...........................................................  36
Selected Historical Consolidated Financial Information...................  37
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  39
Business.................................................................  55
Management...............................................................  66
Certain Transactions.....................................................  72
Principal Stock Ownership................................................  73
Description of Certain Indebtedness......................................  74
Description of the Other Exchange Notes..................................  76
Description of the Exchange Notes........................................  77
Exchange Offer; Registration Rights...................................... 106
Restrictions Imposed by the 1995 Sale Leaseback.......................... 108
Description of Certain Federal Income Tax Consequences of an Investment
 in the Exchange Notes................................................... 110
Plan of Distribution..................................................... 114
Validity of the Exchange Notes........................................... 115
Experts.................................................................. 115
Index to Financial Statements............................................ F-1


                         UNITED ARTISTS THEATRE COMPANY

                               OFFER TO EXCHANGE

                             FLOATING RATE SERIES B
                           SENIOR SUBORDINATED NOTES
                                    DUE 2007
                         ($50,000,000 PRINCIPAL AMOUNT)

                                      FOR

                                 FLOATING RATE
                           SENIOR SUBORDINATED NOTES
                                    DUE 2007
                   ($50,000,000 PRINCIPAL AMOUNT OUTSTANDING)

                            UNITED ARTISTS [LOGO]
                                              THEATRES


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